As filed with the Securities and Exchange Commission on December 6, 2005
Registration No. ___________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
EXABYTE CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	3573	84-0988566
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number	(IRS Employer Identification No.)
2108 55th Street
Boulder, Colorado 80301
(303) 417-7292
(Address, including zip code, and telephone number, including area code, of
Registrant’s principal executive offices)
Tom W. Ward
2108 55th Street
Boulder, Colorado 80301
(303) 417-7453
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Mark Levy
Holland & Hart LLP
555 Seventeenth Street, Suite 3200
Denver, CO 80202-3979
(303) 295-8000
Approximate date of commencement of proposed sale to public: From time to time as determined by the selling shareholders.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Maximum		Maximum		Amount of
Title of Each Class of Amount of	Amount to be	Offering Price		Aggregate		Registration
Securities to be Registered	Registered	Per Unit		Offering Price		Fee(1)
Common Stock, $.001 par value per share	20,431,144 shares	$1.11	(1)	$22,678,569.84	(1)	$2,426.61

     (1) Estimated for purposes of calculating the registration fee pursuant to Rule 457. The offering price and registration fee are based on the last sale price of the registrant’s common stock as reported on the Over-the-Counter Bulletin Board on November 28, 2005. Pursuant to Rule 416(a) of the Securities Act of 1933, as amended, this registration statement also registers such additional shares of the registrant’s common stock as may become issuable to prevent dilution as a result of stock splits, stock dividends or similar transactions.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
SUBJECT TO COMPLETION, DATED DECEMBER 6, 2005
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.
EXABYTE CORPORATION
20,431,144 COMMON SHARES
     This prospectus covers 18,181,144 shares of Common Stock of Exabyte Corporation that may be issued to the selling stockholders upon conversion of the 10% Secured Convertible Subordinated Notes (“Convertible Notes”) of Exabyte held by such holders, as payment for interest for the Convertible Notes or upon exercise of warrants issued in connection with Convertible Notes. This prospectus also covers 1,500,000 shares of common stock issued to Imation Corp. in connection with the modification of a media distribution agreement as well as 750,000 shares issuable upon exercise of warrants issued to Imation Corp. in connection with the modification. Each Selling Shareholder may sell none, some or all of the shares that are subject to sale pursuant to this prospectus.
     The persons identified under the heading “Selling Stockholders”, and any other person who obtains the right to sell the shares of Common Stock under this Registration Statement, may sell the shares registered on this Registration Statement from time to time.
     Each of the selling stockholders may sell the shares in private transactions at negotiated prices. The selling stockholders may sell the shares directly or through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling stockholders or from the purchasers, and this compensation might be in excess of the compensation customary in the type of transaction involved. See “Plan of Distribution”.
     We will not receive any proceeds from the sale of shares by the selling stockholders. We will not be paying any underwriting commissions or discounts in the offering of these shares. We will, however, be paying for certain expenses incurred in the offering of the shares.
     Our Common Stock is traded on the OTC Bulletin Board under the trading symbol “EXBY.” On November 28, 2005, the closing sale price of the Common Stock on the OTC Bulletin Board was $1.11. Effective for trading on October 31, 2005, we effected a reverse stock split whereby every ten shares of common stock outstanding before the split was combined into one share of common stock after the split.
     INVESTING IN THE SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 2.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this prospectus or determined if this prospectus is truthful or adequate. Any representation to the contrary is a criminal offense.
The date of this prospectus is __________, 2005.

2001 Amendment to Restated Certificate of Incorporation
Opinion re Legality
Stock Option Agreement
Supplier Managed Inventory Agreement
Non-Statutory Stock Option Agreement
Extension of Employment Letter Agreement
List of Subsidiaries
Consent of PricewaterhouseCoopers LLP
Consent of Ehrhardt Keefe Steiner & Hottman PC
Power of Attorney

Summary Information And Risk Factors
Prospectus Summary
     This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our Common Stock. You should read the entire prospectus carefully, especially the risks of investing in our Common Stock discussed under “Risk Factors.”
Overview of Exabyte
     We design, manufacture and market a range of VXA® tape drives, as well as VXA® and LTO™ (Ultrium™) automated tape libraries. We also provide our own brand of recording media and provide worldwide service and customer support to our customers and end users. We discontinued our MammothTape™ line of tape drive and automation products in the fourth quarter of 2005, although we will continue to sell media for Mammoth hardware products for an extended period of time. We were incorporated in June 1985 under the laws of the State of Delaware, and are based in Boulder, Colorado. The address and telephone number of Exabyte’s principal executive office are 2108 55th Street, Boulder, CO 80301, (303) 417-7292.
Offering
     We have entered into the Securities Purchase Agreement (“Purchase Agreement”), dated as of October 31, 2005, by and among Exabyte and certain purchasers pursuant to which we issued and sold to the purchasers in a private placement (a) $9,550,000 of 10% Secured Convertible Subordinated Notes and (b) warrants to purchase in the aggregate 4,775,000 shares of our Common Stock (the “Common Stock”). Participants in the financing included a group of institutional investors and existing Exabyte shareholders, and all of these purchasers are listed as selling stockholders for purposes of this Registration Statement. The Purchase Agreement is attached hereto as Exhibit 10.40 and incorporated herein by reference.
     The Convertible Notes mature, in total, on September 30, 2010, and were initially convertible into Common shares at $2.80 per share. However, on December 1, 2005, the 30-day anniversary of the original issue date, the Conversion Price was adjusted to $1.80 pet share (the average of the daily volume weighted average price ( or VWAP) for the immediately preceding five trading days, but not less than $1.80 per share). The warrants to purchase Common shares expire after five years and had an initial exercise price of $2.80 per Common share; however, the exercise price was also adjusted to equal the adjusted Conversion Price per share of the Convertible Notes, or $1.80 per share. The conversion and exercise prices are subject to certain anti-dilution adjustments, including adjustments for sales of Common Stock or rights to acquire Common Stock at prices below the conversion and exercise prices in effect.
     All of the Common Stock underlying the Convertible Notes, the Company’s estimate of Common Stock payable for interest for the term of the Convertible Notes, and Common Stock underlying warrants received pursuant to the Purchase Agreement are being registered hereby for resale by the selling stockholders.
     In addition, in connection with the modification of our Media Distribution Agreement (“MDA”) with Imation, we issued Imation 1,500,000 shares of common stock and warrants to purchase 750,000 shares of common stock. These Common Shares and the Common Stock issuable upon exercise of the warrants are also being registered hereby for resale.
Cautionary Note About Forward-Looking Statements
     In addition to the historical information contained in this document, this report contains forward-looking statements that involve future risks and uncertainties. We may achieve different results than those anticipated in these forward-looking statements. The actual results that we achieve may differ materially from any forward-looking statements due to such risks and uncertainties. Words such as “believes,” “anticipates,” “expects,” “intends,” “plans” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. You should carefully consider the risks described below, and other factors as may be identified from time to time in our filings with the Securities and Exchange Commission or in our press releases. If any of these risks should actually occur, our business, prospects, financial condition or results of operations would likely suffer. In such case, the trading price of Exabyte Common Stock or other securities could fall, and you may lose all or part of your investment. We are not undertaking any obligation to update these risks to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.
Risk Factors
General Information About These Business Risks
     Following is a discussion of certain risks that may impact our business. If any of the following risks actually occurs, our business could be negatively impacted. The risks and uncertainties described below are not all inclusive. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may negatively impact our business. You should carefully consider the risks described below. If any of the following risks should actually occur, our existing business, future business opportunities, financial condition or results of operations would likely be negatively affected. In such case, the trading price of Exabyte common stock or other securities could decrease, and you may lose all or part of your investment.
We may need additional funding to support our operations.
     We have incurred operating losses over the last five years. As a result, we have taken several actions to raise capital, including the sale of preferred stock in 2001 through 2004, the sale of the Convertible Notes in 2005, revisions to our bank line of credit with overadvance guarantees in 2003, a new bank line of credit in 2005, restructuring notes payable to suppliers in 2003, 2004 and 2005, and entering into the Media and Distribution Agreement with Imation in November 2003. We also believe the modification of the MDA effective January 1, 2006, and the related increase in gross margin on the sale of our media products, improves our opportunity for future profitability. In any event, we believe that profitable operations will be necessary to support and expand our operations in the future. In addition, we continue to evaluate our potential need for additional capital, and various strategic alternatives that could result in such additional capital and increase our liquidity. See Management’s Discussion and Analysis of Financial Condition and Results of Operations — “Liquidity and Capital Resources” for a discussion of these alternatives and the impact of the MDA modification. If we do not complete one or more of these actions, or achieve profitable operations, it is possible that we may not be able to continue as a going concern.
The uncertainty regarding our ability to continue as a going concern may affect the willingness of customers and suppliers to work with us, as well as our ability to obtain inventory and finished goods in a timely manner.
     As a result of our limited liquidity, the report of our independent registered public accounting firm on our consolidated financial statements, as of and for the year ended December 31, 2004, contains an explanatory paragraph regarding the uncertainty relating to our ability to continue as a going concern. Ongoing concerns about our financial condition have impacted our dealings with third parties, such as customers, suppliers and creditors, and the continuation of such concerns could have a material adverse effect on our business and results of operations in the future. Future liquidity issues could prevent us from making timely payments to our suppliers which could restrict our ability to obtain products and meet our customers’ demands. This situation has occurred in the past and, if it recurs, would materially and adversely impact our revenue, results of operations and financial condition and our competitive position in our market.
We need to expand existing OEM customer relationships and develop new OEM customers for our VXA products in order to be successful.
     Our product sales depend heavily on OEM qualification, adoption and integration. OEM sales are a key component of our revenue, and many reseller and smaller OEM customers delay their orders until larger OEMs adopt and integrate our products. We have established a number of relationships with OEM customers for our VXA and LTO Automation products, but the revenue from these OEMs has not grown as rapidly as expected which has affected our ability to become profitable. Our competitive position and ability to achieve future profitable operations may be negatively impacted unless we are able to establish additional relationships with OEM customers and increase our market share with existing customers.
Our profitability depends on decreases in our direct product costs.
     Even though we believe that we must increase our sales to OEM customers, who generally pay lower prices than other customers, we must also continue to improve our gross margins. Accordingly, we must lower our product costs, which involves revising existing supply agreements, transitioning our outsourced manufacturing to other suppliers, relocating such manufacturing to lower cost geographic locations, or increasing our sales volumes to obtain lower prices. We continually evaluate our product costs and the appropriate actions necessary to increase our gross margins. Any transition to a new outsourcing manufacturer or location would include the risk of interruption of product supply and delays in meeting our customers’ demands.
Our profitability is dependent upon increased media revenue.
     Since November 2003, we have sold all of our proprietary media products to our exclusive distributor, Imation. Our sales prices to Imation are less than the prices we previously realized for these products. Although the modification of our MDA with Imation results in an increase in our overall gross margin on media products, we continue to be dependent on Imation to maintain or increase sales volumes of our media products.
We are subject to significant risks regarding foreign operations, regulatory requirements and fluctuations in foreign currency.
     Many of our key components and products are manufactured overseas in countries such as Japan, China, Singapore and Malaysia. Because we depend on foreign sourcing for our key components, products and subassemblies, our results of operations may be materially affected by:
•	reduced intellectual property protections;

•	foreign government regulations;

•	foreign tax regulations;

•	foreign exchange control regulations;

•	import/export restrictions;

•	foreign economic instability;

•	political instability; and

•	tariffs, trade barriers and other trade restrictions by the U.S. government in products or components shipped from or to foreign sources.
     Our international involvement is also subject to other risks common to foreign operations, including government regulations, foreign exchange or import restrictions or tariffs imposed by the U.S. Government on products or components shipped from another country. Additionally, the sale of our products to domestic federal or state agencies may be limited by the Buy America Act or the Trade Agreement Act to the extent that we incorporate components produced overseas into our products.
     Additionally, a note payable to a supplier is denominated in the Yen at a fixed conversion rate and our foreign subsidiaries incur significant operating costs that are payable in foreign currencies. Accordingly, foreign currency fluctuations affect our results of operations. See Quantitative and Qualitative Disclosure About Market Risk — “Market Risk” below for more information.
     The European Community recently enacted new regulatory requirements related to the Reduction of Hazardous Substances (“RoHS”). These RoHS regulations state that products sold into Europe, beginning in July 2006, comply with specific guidelines stated in the regulations. RoHS has required us to perform substantial modifications to our hardware products, and may result in our discontinuing the sale of certain non-complying products to our European customers. Continued compliance with RoHS regulations may result in increased engineering costs and could negatively impact revenue from European customers.
Our manufacturers may be unable to meet our product demand, implement product engineering changes on a timely basis, or produce product at a commercially reasonable cost.
     We currently outsource all of our manufacturing processes. Outsourcing our manufacturing to a third party takes many months and, due to the time and expense involved and the inability to readily move the manufacturing to another party, we heavily depend on our third party manufacturers for our products. If our manufacturers cannot meet our product demand, or cannot or will not implement product changes on a timely basis, we would be unable to fill customer orders and our results of operations and financial condition would be adversely impacted. In addition, should our manufacturers be unable to produce our products at commercially reasonable costs, our gross margins would be negatively impacted. Our dependence on third party manufacturers can also adversely affect our ability to negotiate the terms of our future business relationships with these parties.
Our revenue is concentrated with a limited number of customers.
     In 2004 and through September 30, 2005, our five largest customers accounted for 81% and 87%, respectively of our revenue. We do not require minimum purchase obligations from our customers, and they may cancel or reschedule orders at any time, prior to shipment, without significant penalty. Losing one or more key customers would adversely affect our results of operations.
Our dependencies on sole-source suppliers may affect our control over delivery, quantity, quality and cost of products.
     We, or our third party contract manufacturers, obtain all the components to make our products from third parties. We rely heavily on sole-source suppliers (one supplier providing us with one or more components) to develop and/or manufacture critical components for our tape drives or libraries. A shortage of any component would directly affect our ability to manufacture the product. In addition, by relying on sole-source suppliers, we have limited control over many component items, including:
•	delivering components on schedule;

•	manufacturing a high volume of components;

•	maintaining the highest possible product quality when manufacturing; and

•	managing manufacturing costs.
Managing our inventory levels is important to our cash position and results of operations.
     Excessive amounts of inventory reduces our cash available for operations and may result in charges for excess or obsolete materials. Inadequate inventory levels may make it difficult for us to meet customer product demand, resulting in decreased revenue. In the past we have experienced charges and write-downs for excess and obsolete inventory. An inability to forecast future product revenue or estimated life cycles of products may result in inventory related charges that would negatively affect our results of operations and financial condition.
The storage backup market is very competitive and such competition may cause us to decrease our product pricing or affect our market share.
     Many of our current and potential competitors have significantly greater financial, technical, and marketing resources than us. We can expect our competitors to aggressively market helical scan, mini cartridge, half-inch cartridge, optical or other storage product technologies. These technologies may be equivalent or superior to our own technologies, or may render some of our products non-competitive or obsolete. In order to compete under these pressures, we must adapt our technologies to competitive changes affecting speed, capacity and costs of storage products, including price erosion.
     Technology typically changes and advances quickly in the high technology industry. In order to successfully compete in this industry, our future products must apply and extend our current technology, as well as keep pace with new technology developments. Factors which impact our ability to compete include:
•	rapid development of tape drive technologies;

•	customer and OEM adoption of VXA technology and our LTO automation products;

•	compatibility of tape drives to other data storage products;

•	data storage density and transfer rate;

•	customer confidence and familiarity with our products and technologies;

•	product reliability; and

•	price.
     If any new technology provides users with similar or increased benefits as compared to tape, tape storage products could become obsolete.
Our proprietary rights may not be fully protected.
     Although we file patent applications for our products when appropriate, patents may not result from these applications, or they may not be broad enough to protect our technology. Other parties may also challenge, invalidate or circumvent our patents. Occasionally, third parties ask us to indemnify them from infringement claims and defending these infringement claims may result in long and costly litigation, which could potentially invalidate a patent. We may attempt to secure a license from third parties to protect our technology but cannot assure that we would succeed. Much of our third party manufacturing utilizes proprietary technology, and we may extend licenses of this technology to our third party manufacturers. However, we cannot assure that our third party manufacturers will adhere to the limitations or confidentiality restrictions of their license. Also, some foreign laws may not fully protect our intellectual property rights. This may adversely affect our ability to use such technology and, as a result, our results of operations.
Use of Proceeds
     We will not receive any proceeds from the sale of the shares of our Common Stock by the selling stockholders.
Selling Security Holders
Sellers and Beneficial Ownership
     The table on page 16 below sets forth, as of November 15, 2005, the number of shares of Common Stock that may be offered from time to time by each selling stockholder pursuant to this prospectus upon conversion of the Convertible Notes, receipt of interest in common stock or exercise of warrants. In addition, the table includes the shares of Common Stock that may be offered from time to time by Imation for shares of Common Stock received in connection with the modification of the MDA and upon exercise of the Imation warrants. The table also shows the number of shares of Common Stock beneficially owned by each selling stockholder and the number of shares of Common Stock that would subsequently be beneficially owned by a selling stockholder if that selling stockholder sells all of the shares of Common Stock offered by that selling stockholder under this prospectus.
     Each selling stockholder named below, any pledgee or donee of the selling stockholder, and any person who may purchase shares covered by this prospectus from the selling stockholder in a private transaction in which the selling stockholder’s registration rights are assigned to the person, are referred to in this prospectus as “selling stockholders.”
     Each of the selling stockholders will determine the number of shares that may be sold by that selling stockholder. The selling stockholders may sell all, some, or none of the shares that are subject to sale pursuant to this prospectus. The selling stockholders may sell, transfer, or otherwise dispose of, at any time or from time to time, shares of stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. We cannot provide you with an estimate of the number of shares that a selling stockholder will hold in the future or upon the termination of the offering. Information concerning the selling stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary.
     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that consider shares to be beneficially owned by any person who has voting or investment power with respect to the shares. Common stock subject to options or conversion rights that are currently exercisable or exercisable within 60 days after November 15, 2005 are considered to be outstanding and to be beneficially owned by the person holding the options or conversion rights for the purpose of computing the percentage ownership of a person in the table, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
     Material relationships between the Company and Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P., Meritage Entrepreneurs Fund, L.P. and Imation are described in the “Directors and Executive Officers” and “Security Ownership of Certain Beneficial Owners and Management” and “Certain Relationships and Related Transactions” sections of this prospectus.
     Of the selling stockholders listed in the table below, Crestview Capital Master, LLC and Enable Growth Partners, are affiliates of broker-dealers but have indicated to the Company that each acquired the Convertible Notes and warrants in the ordinary course of business, and at the time of the acquisition of the Convertible Notes and warrants, had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.
     Following is a description of material transactions and relationships between the Company and each of the selling stockholders during the past three years. The following description of the Convertible Notes and the Series AA Preferred Shares and related transactions is qualified by reference to the transaction documents attached as exhibits, or documents which are incorporated herein by reference. Stockholders desiring a more complete understanding of these securities and the transaction are urged to review all of the attached exhibits.
     Bank Guarantees
     In April 2003, the Company entered into a Third Modification Agreement of its line of credit agreement with Silicon Valley Bank (“SVB”). In connection with the Third Modification, SVB notified the Company that it was in an “over advance” state with respect to its line of credit, and that, in order for SVB to continue to allow the Company to borrow under the line, the Company was required to cause Tom Ward, the Company’s Chief Executive Officer, and Meritage Private Equity Funds, L.P., a significant beneficial owner (together the “Guarantors”), to guarantee up to a maximum of $2,500,000 (with Mr. Ward and Meritage guaranteeing 10% and 90%, respectively, of the amount) for advances in excess of the Company’s credit limit (the “Guaranties”). The Company, through an independent committee of its Board, negotiated agreements with the Guarantors, whereby the Guarantors agreed to such a guarantee in exchange for a specific number of shares of the Company’s common stock, as discussed below. In addition, SVB required that each of the Guarantors enter into a subordination agreement whereby each Guarantor agreed to subordinate to SVB: (1) all of the Company’s present and future indebtedness and obligations to the Guarantor; and (2) all of the Guarantor’s present and future security interests in the Company’s assets and property. Additional guaranties for $250,000 of excess borrowings from other guarantors were obtained in July 2003 under similar terms.
     As consideration for the Guaranties, the Company issued to the Guarantors (pro-rata) 25,000,000 shares of its common stock on April 21, 2003, 12,500,000 shares on July 15, 2003, 2,500,000 shares on July 18, 2003, 8,793,252 shares on September 15, 2003, 1,250,000 shares on October 18, 2003, and 3,706,748 shares on March 11, 2004. The Company determined the fair value of all of the shares based on the market price of the Company’s stock on the date the shares were earned by the Guarantors, and recorded $10,146,000 of stock-based interest expense during 2003. All of the Guaranties were terminated in November 2003. The excess borrowing availability was substantially utilized by the Company during the period of time that the Guaranties were in effect.
     Series AA Issuance and Exchange
     On May 3, 2004, the following selling stockholders purchased the number of shares of Series AA preferred stock and warrants following their name pursuant to a purchase agreement, as described below:

		Common
		Shares
	Series AA	Underlying
Name	Shares	Warrants

Crestview Capital Master, LLC	1,500	45,000
Enable Growth Partners, L.P.	500	15,000
Jon D. Gruber & Linda W. Gruber	140	4,200
Gruber & McBaine Investments	174	5,220
Islandia L.P.	5,000	150,000
Lagunitas Partners, L.P.	6,886	20,500
Meritage Entrepreneurs Fund, L.P.	80	2,400
Meritage Private Equity Fund, L.P.	4,384	131,520
Meritage Private Equity Parallel Fund, L.P.	536	16,080
The Millennial Fund	50	1,500
Millennial Holdings LLC	100	3,000
Midsummer Investment, Ltd.	6,000	180,000
Tankersley Family Limited Partnership	50	1,500
Valley Ventures III, L. P.	1,000	30,000
     On April 30, 2004, Exabyte entered into a purchase agreement pursuant to which the Company issued and sold to the purchasers in a private placement (a) 25,000 shares of Series AA preferred stock of the Company and (b) warrants to purchase in the aggregate 750,000 shares of Common Stock. The Company received net proceeds of $23.6 million from this financing on May 3, 2004. Participants in the financing included a group of institutional investors and existing Exabyte shareholders.
     The Series AA preferred shares were priced at $1,000 per share and are convertible into 556 Common shares at $1.80 per share, as noted below. The warrants to purchase Common Stock expire after five years and have an adjusted exercise price of $1.80 per Common share. The conversion and exercise prices are subject to certain anti-dilution adjustments.
     In connection with the sale of the Convertible Notes, the conversion and exercise price of the Series AA Preferred Stock and related warrants was adjusted to the conversion price of the Convertible Notes, as adjusted on December 1, 2005.
     In connection with the sale of the Series AA Preferred Stock, the Company also entered into Exchange Agreements with all of the then existing holders of the Company’s Series H and Series I preferred stock, pursuant to which such holders exchanged their preferred shares for Series AA preferred shares. The Series H preferred shares were converted into Series AA preferred shares on a one share for one share basis. The Series I preferred shares were converted as follows: one Series AA preferred share for each share of Common Stock the Series I holder would have received upon conversion, including the accrual of all dividends on the Series I shares through December 31, 2004. Under the Exchange Agreements, the Company issued a total of 19,909 Series AA Shares and warrants to purchase 597,271 shares of Common Stock. These warrants have the same terms as those issued to the purchasers of the Series AA shares.
     The following selling stockholders exchanged the number of shares indicated with the Company:

	Series H Shares	Series I Shares	Series AA
Party	Exchanged	Exchanged	Shares Received

Imation Corp.	—	1,500,000	2,879.812
Meritage Private Equity Fund, L.P.	3,896,890	2,411,200	13,736.000
Meritage Private Equity Parallel Fund, L.P.	476,444	294,800	1,679.345
Meritage Entrepreneurs Fund, L.P.	71,111	44,000	250.649
Millenial Holdings LLC	76,881	46,758	281.226
The Millenial Fund	21,773	13,242	101.000
Tankersley Family Limited Partnership	32,884	20,000	127.516
Tom W. Ward	—	1,320,000	2,945.717

Imation Transactions
     For information on a Media Distribution Agreement with Imation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Media Distribution Agreement” and ” Amendment of Media Distribution Agreement and Issuance of Common Stock and Warrants” below in this section.
Convertible Notes Offering and Related Terms
(a) Interest
     Holders of Convertible Notes are entitled to receive interest at the rate of 10% per annum. The first interest payment date is June 1, 2006.
     Interest is payable quarterly in shares of Common Stock. For purposes of interest payments, Common shares will be valued at 90% or 80% (depending on certain Equity Conditions, as described below) of the average of the daily VWAPs for the 20 days immediately prior to the Interest Payment Date. If the applicable Equity Conditions are not satisfied or waived, interest continues to accrue (compounded quarterly on payment dates) until the next interest payment date on which the applicable Equity Conditions have been satisfied or waived. Accrued interest is paid in cash in connection with any repayment of the Notes. During the continuation of an Event of Default, interest accrues at a rate of 20% per annum.
     Accrued interest shall be paid based on 90% of the volume weighted average price of our Common Stock for the 20 days immediately prior to the dividend payment date, if the following Equity Conditions have been met:
1.	(i) there is an effective registration statement for the resale of the Common Stock received pursuant to the conversion of the Convertible Notes, exercise of the related warrants or payment of interest or (ii) a holder of the Convertible Notes may sell all of the Common Stock received pursuant to conversion of the Convertible Notes, exercise of the related warrants or payment of interest under Rule 144(k) without volume restrictions;

2.	the Common Stock is listed for trading on the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq SmallCap Market or the OTC Bulletin Board;

3.	there is a sufficient number of authorized but unissued shares of Common Stock for conversion of the Convertible Notes, exercise of the related warrants or payment of interest; and

4.	conversion of the Convertible Notes, exercise of the related warrants or payment of interest will not result in a holder of Series AA preferred stock who has elected to not beneficially own more than 4.99% of our outstanding Common Stock calculated in accordance with Section 13(d) of the Exchange Act, exceeding this limitation.
     Any interest payment not made within three trading days following an interest payment date results in a late fee of 12% per annum through the date of payment.
(b) Forced Conversion and Conversion Limitations
     Upon the market price of the Company’s shares achieving specified levels and compliance with other requirements, the Company has the right to force holders of Convertible Notes to convert their notes into Common Stock, except that, if a holder has voluntarily elected to limit its beneficial ownership amount, the Company may not force a conversion. If the VWAP, for 20 consecutive trading days, exceeds $40.00 (subject to adjustment for reverse and forward stock splits, stock dividends and other similar transactions) during the period from the original issue date to May 31, 2008, or $30.00 (subject to the same adjustments noted above) during the period subsequent to May 31, 2008 to the maturity date of the Convertible Notes, the Company may force the note holders to convert all or part of the then outstanding Convertible Notes. The Company may only effect such a forced conversion if all of the Equity Conditions have been met. If a note holder has voluntarily elected to limit its beneficial ownership amount, the Company may only force such a note holder to convert that number of notes that would result in such note holder owning 9.99% of the Company’s outstanding Common Stock, after giving effect to such conversion. If Convertible Notes remain outstanding as a result of such voluntary election to limit beneficial ownership, the Company may force conversion of such Convertible Notes up to the 9.99% limitation on each 75th day anniversary of the date that notice of the Company’s forced conversion is sent to holders of Convertible Notes. Under the terms of the Convertible Notes, each such limited note holder must use its best efforts to reduce its beneficial ownership of Common Stock to enable all of its remaining unconverted Convertible Notes to be converted on the next 75th day anniversary of the forced conversion notice.
(c) Security and Subordination
     The Convertible Notes are secured be a pledge of substantially all of the Company’s assets and are subordinated to the security interest and indebtedness of the Company under the Company’s Credit and Security Agreement (Credit Agreement) with Wells Fargo Bank (as successor to Wells Fargo Business Credit, Inc.) (Wells Fargo) as provided in the terms and conditions of the Intercreditor and Subordination Agreement among Wells Fargo, the purchasers of the Convertible Notes and Imation.
(d) Prepayment
     The Convertible Notes may be prepaid in whole but not in part at any time prior to maturity. However, if (a) the Convertible Notes are prepaid during the continuation of an Event of Default, whether following acceleration or otherwise, including as an Event of Default a change in control, (b) the Equity Conditions are not met continuously during ten trading days preceding the date of prepayment or repayment, or (c) the prepayment or repayment is made in connection with a Fundamental Transaction (which includes certain mergers or a sale of substantially all assets), then in each case the Company is obligated to pay a Default Premium in cash. The Default Premium is an amount equal to the greater of 20% of the principal amount of the Convertible Notes then outstanding, or the excess over the principal amount of the Convertible Notes of the product of the VWAP on the trading day preceding the payment or prepayment, multiplied by the number of Common shares issuable upon conversion of the Convertible Notes.
(e) Covenants and Events of Default
     Under the terms of the Convertible Note, the Company is subject to a number of covenants. Without the consent of the Required Holders (holders of two-thirds in principal amount of the outstanding Convertible Notes), the Company may not, among other things, effect a merger where less than a majority of the surviving entities’ combined voting power will be held by stockholders of the Company, effect a sale of 33% or more of the Company’s assets outside the ordinary course of business, incur any indebtedness for borrowed money that is not expressly subordinated to the Convertible Notes other than senior indebtedness to Wells Fargo and any subsequent refinancing thereof not to exceed $40.0 million, prepay any indebtedness for borrowed moneys or purchase or pay any dividends on any equity of the Company other than dividends on Series AA Convertible Preferred Stock payable in Common Stock. The Securities Purchase Agreement for the Convertible Notes and related warrants also contain covenants including, among others, a requirement to use commercially reasonable efforts to file reports required to be filed under the Securities Exchange Act of 1934, to permit noteholders participation rights in future issuances of Common Stock or Common Stock Equivalents and certain limitations on future financings relating to a Variable Rate Transaction (prices that may vary in the future) or an MFN Transaction (granting certain rights to receive additional shares).
Any of the following events shall constitute an Event of Default:
•	the Company’s failure to pay any principal, accrued interest or premium (if applicable) evidenced by the Convertible Notes when due in accordance with the terms of the Convertible Notes;

•	the Company’s failure to comply with any other covenant or obligation arising under the Convertible Notes, the Purchase Agreement, the Security Agreement, the Registration Rights Agreement or the warrants issued pursuant to the Purchase Agreement that is not cured or waived within 20 days (or in some cases 30 days) after the occurrence of such failure;

•	the Company’s default under the terms of any other indebtedness that is not cured or waived within any grace period applicable thereto;

•	the failure to have an effective Registration Statement covering the common shares issuable upon conversion of the Convertible Notes and exercise of the related warrants, and payable for interest over the term of the Convertible Notes, within 180 days after the original issue date of the Convertible Notes;

•	a lapse in effectiveness of the Registration Statement for more than an aggregate of 90 calendar days during any 12 month period, or the note holder shall not be prohibited from reselling its securities that are included in the Registration Statement for more than an aggregate of 90 calendar days (which in either case need not be consecutive days) during any 12 month period;

•	the failure to have available a sufficient number of authorized and unreserved shares of Common Stock to issue to upon conversion of all outstanding Convertible Notes;

•	the Company’s common stock shall fail to be listed or quoted for trading on any trading market for more than 25 consecutive trading days;

•	the failure of the Company to submit an application to list the Common stock on an alternative trading market within 10 trading days of the Common Stock failing to be listed or quoted for trading on any trading market or failure of the Borrower to use commercially reasonable efforts to obtain such listing after the application is filed with an alternative trading market;

•	the occurrence of any change of control transaction; or

•	the occurrence of any bankruptcy event.
     If an Event of Default shall occur and be continuing, the Required Holders may declare the Convertible Notes (together with all accrued interest and the Default Premium) to be immediately due and payable (except in the case of a bankruptcy event, in which case acceleration shall be automatic without any further action on the part of the holders of Convertible Notes.
(f) Registration Rights
     The Purchasers of the Convertible Notes entered into a Registration Rights Agreement with the Company, pursuant to which the Company is required to use its best efforts to register the Common shares issuable upon conversion of the Convertible Notes, exercise of the warrants, and payment of interest for the term of the Convertible Notes for resale with the Securities and Exchange Commission, and maintain such registration until shares are sold or can be freely resold under an applicable SEC rule. The Company must pay liquidated damages if the Registration Statement is not effective by the 150th day following the closing for the sale of the Convertible Notes and upon the occurrence of certain other events.
Amendment of Media Distribution Agreement and Issuance of Common Stock and Warrants
     On October 31, 2005, the Company entered into an amendment (the Amendment) of the MDA between the Company and Imation dated November 7, 2003. The MDA granted Imation the exclusive worldwide marketing and distribution rights for the Company’s proprietary removable data storage media in exchange for a fee of $18,500,000, which was received by the Company in December 2003. The MDA provided for discounted sales prices to Imation, such that Imation was able to obtain a gross margin of at least 25% on sales to third parties.
     The Amendment provides that the sales prices to Imation will be adjusted such that Imation will be able to obtain a gross margin of 8% on sales to third parties during the period from January 1, 2006 through December 31, 2006, and a gross margin of 10% thereafter.
     As consideration for the revision of the gross margin and to adjust the initial distribution fee, the Company agreed to provide the following consideration to Imation; (1) a $5,000,000 note payable, bearing interest at 10% beginning January 1, 2006, with interest only payments through 2007 and equal quarterly principal and interest payments commencing on March 31, 2008 and continuing through December 31, 2009, (2) 1,500,000 shares of common stock and warrants to purchase 750,000 shares of common stock of the Company at $1.80 per share as adjusted; and (3) a $2,000,000 cash payment or credit (at the option of the Company) to be applied against product purchases by Imation subsequent to January 1, 2006. The exercise price of the Imation warrant is subject to the same anti-dilution adjustments as included in the warrants issued with the Convertible Notes. In addition, in connection with the Amendment, Imation loaned $2,000,000 to the Company under a note payable which bears interest at 10% and is payable interest only through December 15, 2006, at which time the principal amount is due in total. In connection with the $5,000,000 and $2,000,000 notes, the Company granted Imation a security position in substantially all of the Company’s assets, subordinated to the security interests of, and indebtedness of the Company to, Wells Fargo and the Convertible Notes. The $5,000,000 note is subject to mandatory full or partial prepayment should the Company complete a future financing for specified amounts prior to the scheduled repayment term.
     Events of Default under the Imation notes include, among others, a material default under the MDA not cured within the permitted time and a failure to make payment of principal or interest within five days of the due date.
     In connection with the Amendment, the Company is required to use its best efforts to register for resale the common shares issue to Imation, and the common shares issuable upon exercise of the warrants, with the Securities and Exchange Commission, and maintain such registration until shares are sold or can be freely resold under an applicable SEC rule.

Selling Stockholder Beneficial Ownership Of Common Stock

				Common Stock
	Common Stock Owned	Common Stock	Common Stock Owned	Ownership After
Selling Stockholder (6)	Before Offering (1)	To Be Offered (2)	After Offering	Offering (%)(3)
Bushido Capital Master Fund, L.P.	1,547,221	1,547,221	—	*
Crestview Capital Master, LLC	1,765,645	773,610	992,035	6.55%
Enable Growth Partners, L.P.	922,824	618,888	303,936	2.11%
Enable Opportunity Partners, L.P.	154,722	154,722	—	*
Gamma Opportunity Partners, L.P. Class A	773,610	773,610	—	*
Gamma Opportunity Partners, L.P. Class C	773,610	773,610	—	*
Gruber & McBaine International	215,158	111,397	103,761	*
Jon D. Gruber & Linda W. Gruber Trust	239,818	154,718	85,100	*
Imation Corp. (4)	3,998,072	2,250,000	1,748,072	10.99%
Islandia L.P.	4,330,332	1,237,777	3,092,555	4.99%**
Lagunitas Partners L.P.	916,574	507,489	409,085	2.84%
Meritage Entrepreneurs Fund, L.P.	331,372	99,021	232,351	1.69%
Meritage Private Equity Fund, L.P.	18,159,354	5,426,108	12,733,246	46.73%
Meritage Private Equity Parallel Fund, L.P.	2,220,554	663,758	1,556,796	10.27%
Midsummer Investment, Ltd.	5,434,678	1,856,666	3,578,012	4.99%**
Valley Ventures III, L.P.	691,601	77,360	614,241	4.34%

		17,025,954
Additional shares based on 120% of total (5)		3,405,190

TOTAL		20,431,144

*	Less than one percent

**	In accordance with the provisions of the Series AA Certificate of Designation and the Convertible Note, Islandia L.P. and Midsummer Investment, Ltd. have elected to limit their beneficial ownership to no more than 4.99%.

(1)	Includes common shares owned, common shares to be received upon conversion of outstanding Series AA Preferred Stock and Convertible Notes, shares issuable upon exercise of the warrants received in connection with the Series AA and Convertible Notes transactions, shares received as payment of dividends on Series AA shares through November 15, 2005 and not disposed of prior to that date, and shares to be received as payment of interest on the Convertible Notes.

(2)	Includes the following common shares underlying the conversion of the Convertible Notes, exercise of warrants issued pursuant to the Purchase Agreement, and common shares issuable upon the payment of interest on the Convertible Notes at 10% from the issuance date through September 30, 2010, at $1.00 per share:

	Common Shares
	Issuable upon
	Conversion of		Common Shares
	Convertible Notes	Common Shares	Issuable upon
Investor Name	(a)	Underlying Warrants	Payment of Interest	Total
Bushido Capital Master Fund, LP	555,555	500,000	491,666	1,547,223
Crestview Capital Master, LLC	277,777	250,000	245,833	773,610
Enable Growth Partners, LP	222,222	200,000	196,666	618,888
Enable Opportunity Partners, LP	55,555	50,000	49,167	154,721
Gamma Opportunity Partners, LP Class A	277,777	250,000	245,833	773,610
Gamma Opportunity Partners, LP Class C	277,777	250,000	245,833	773,610
Gruber & McBaine International	39,999	35,999	35,499	111,397
Jon D. Gruber & Linda W. Gruber Trust	55,554	49,999	49,165	154,718
Islandia L.P.	444,444	400,000	393,333	1,237,777
Lagunitas Partners L.P.	182,222	164,000	161,627	507,489
Meritage Entrepreneurs Fund, L.P.	35,555	32,000	31,467	99,021
Meritage Private Equity Fund, L.P.	1,948,333	1,753,500	1,724,275	5,426,108
Meritage Private Equity Parallel Fund, L.P.	238,333	214,500	210,925	663,758
Midsummer Investment, Ltd.	666,666	600,000	590,000	1,856,666
Valley Ventures III, L.P.	27,777	25,000	24,583	77,360

TOTAL	5,305,557	4,774,998	4,695,410	14,775,954

(a)	Assumed conversion price of $1.80 per share.

(3)	Assumes, for a selling stockholder, only the acquisition and sale by the selling stockholder of all shares offered by the selling stockholder. There can be no assurance that any of the shares offered hereby will be sold.

(4)	In accordance with Amendment No. 2 to the Media Distribution Agreement by and between the Company and Imation, the 1,500,000 common shares issued to Imation and common shares underlying warrants to purchase 750,000 common shares are included in the shares being registered herein.

(5)	In accordance with the Registration Rights Agreement dated October 31, 2005, among the Company and the purchasers of Convertible Notes, the Company is registering 120% of the securities listed in the table above which is 3,405,190 in excess of the total shares of common stock offered, as shown in the table. If any of these additional shares are issued to any selling security holders, such additional shares will be included in a supplement to this prospectus.

(6)	The following natural persons exercise sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by the respective selling stockholders:

Persons with Power to Exercise
Selling Stockholder	Voting/Dispositive Power
Bushido Capital Master Fund, L.P.	Christopher Rossman
Crestview Capital Master, LLC.	Stewart Flink
Enable Growth Partners, L.P.	Mitch Levine
Enable Opportunity Partners, L.P.	Mitch Levine
Gruber & McBaine International.	Jon D. Gruber
J. Patterson McBaine
Gamma Opportunity Partners, Class A.	Jonathan Knight
Gamma Opportunity Partners, Class C.	Jonathan Knight
Imation Corp.	Paul Zeller
Islandia, L.P.	Richard O. Berner
Thomas R. Berner
Edgar R. Berner
Lagunitas Partners, L.P.	Jon D. Gruber
J. Patterson McBaine
Meritage Enterpreneurs Fund, L.P.	See explanation below in this note
Meritage Private Equity Fund, L.P.	See explanation below in this note
Meritage Private Equity Parallel Fund, L.P.	See explanation below in this note
Midsummer Investment, Ltd.	See explanation below in this note
Valley Ventures III, L.P.	Lawrence J. Aldrich

     Meritage Investment Partners, LLC is the general partner of each of Meritage Entrepreneurs Fund, L.P., Meritage Private Equity Fund, L.P., and Meritage Private Equity Parallel Fund, L.P. (collectively, the “Meritage Funds”) and may be deemed to have voting and dispositive power over the shares which may be offered for sale by the Meritage Funds. G. Jackson Tankersley, Jr. and Laura I. Beller are the Managing Members of Meritage Investment Partners, LLC and may be deemed to share voting and dispositive power over such shares but disclaim beneficial ownership of such shares.
     Midsummer Capital, LLC is the investment advisor to Midsummer Investment Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer Investment, Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Michel Amsalem and Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of our Common Stock owned by Midsummer Investment, Ltd. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of our Common Stock held by Midsummer Investment, Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.
Plan Of Distribution
     Each selling stockholder of Common Stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on the Over-the-Counter Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed, prevailing or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares. The selling stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale of the securities covered by this prospectus.
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.
     In connection with the sale of our Common Stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.
     We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, or to contribute with respect to payments in connection with such liabilities.
     Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.
     We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. Our obligation to keep the registration statement to which this prospectus relates effective is subject to specified, permitted exceptions. In these cases, we may suspend offers and sales of the securities pursuant to the prospectus to which this prospectus relates. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.
Description Of Securities To Be Registered
Authorized Capital Stock and Reverse Stock Split
     Our restated certificate of incorporation provides for authorized capital stock of 350,000,000 shares of Common Stock, $.001 par value, and 30,000,000 shares of preferred stock, $.001 par value.
     Effective for trading on October 31, 2005, we effected a reverse stock split whereby every ten shares of common stock outstanding before the split was combined into one share of outstanding common stock after the split. The reverse split was necessitated by the sale of the Convertible Notes and warrants. The authority to effect such reverse split was granted by our shareholders on July 29, 2005, and the split was subsequently adopted by our Board of Directors in October 2005.

Common Stock
     The voting, dividend and liquidation rights of the holders of Common Stock are subject to and qualified by the rights of holders of preferred stock of any series as may be designated by the board of directors upon any issuances of the preferred stock of any series.
     Holders of the Common Stock are entitled to one vote for each share held at all meetings of stockholders, including the election of directors. There is no cumulative voting, and holders of the Common Stock do not have preemptive rights.
     Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the board of directors and subject to any preferential dividend rights of any then outstanding preferred stock. For information on prohibitions on the payment of dividends on the Common Stock included in debt covenants, see “Market Price of and Dividends on Exabyte’s Common Equity and Related Stockholder Matters.”
     Upon dissolution or liquidation of the Company, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Company available for distribution, subject to any preferential rights of any then outstanding preferred stock.
Convertible Notes
     The Convertible Notes (and warrants) were purchased at the dollar amount of the Convertible Notes and are convertible into 556 Common shares at $1.80 per share, as adjusted. The warrants to purchase Common Stock expire after five years from November 1, 2005 and carry an exercise price of $1.80 per Common share, as adjusted. The conversion and exercise prices are subject to certain anti-dilution adjustments, including adjustments for sales of Common Stock or rights to acquire Common Stock below the conversion and exercise prices in effect. See also “Selling Security Holders — Convertible Notes Offering and Related Terms” for additional information regarding the Convertible Notes.
Preferred Stock
     Our board of directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any preferred stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. We have issued and outstanding as of the date of this Prospectus 44,909.063 shares Series AA convertible preferred stock.
     The Series AA preferred shares (and warrants) were purchased at $1,000 per share and are convertible at the date hereof into 556 Common shares at $1.80 per share. The warrants to purchase Common Stock expire after five years and, at the date hereof, have an adjusted exercise price of $1.80 per Common share. The conversion and exercise prices are subject to certain anti-dilution adjustments, including adjustments for sales of Common Stock or rights to acquire Common Stock below the conversion and exercise prices in effect.
Dividends
     Holders of Series AA shares are entitled to receive cumulative dividends on the Series AA shares at the rate per share of 5% per annum until the fourth anniversary of the original issue date, 8% per annum from the fourth anniversary of the original issue date until the fifth anniversary of the original issue date, 10% per annum from the fifth anniversary of the original issue date until the sixth anniversary of the original issue date and 12% per annum thereafter, payable quarterly and on any conversion date or redemption date. The first dividend payment date was September 1, 2004.

     The Company is required to pay dividends in cash or Common Stock depending on whether funds are legally and contractually available for the payment of dividends and certain equity conditions are met. A detailed description of the dividend payment option is described in “Market Price of and Dividends on Exabyte’s Common Equity and Related Stockholder Matters” below.
Forced Conversion and Conversion Limitations
     Upon the market price of the Company’s shares achieving specified levels and compliance with other requirements, the Company has the right to force holders of Series AA shares to convert their shares into Common Stock, except that, if a holder has voluntarily elected to limit its beneficial ownership amount, the Company may not force a conversion. If the volume weighted average price, called the VWAP, for 20 consecutive trading days exceeds $40.00 (subject to adjustment for reverse and forward stock splits, stock dividends and other similar transactions) during the four year period following the original issue date or $30.00 (subject to the same adjustments noted above) during the period beginning on the four year anniversary of the original issue date until there are no longer any Series AA shares outstanding, the Company may force the holders to convert all or part of the then outstanding shares of Series AA shares. The Company may only effect such a forced conversion if all of the Equity Conditions (defined below in “Market Price of and Dividends on Exabayte’s Common Equity and Related Stockholder Matters”) have been met. If a holder has voluntarily elected to limit its beneficial ownership amount, the Company may only force such a holder to convert that number of shares that would result in such holder owning 9.99% of the Company’s outstanding Common Stock, after giving effect to such conversion. If Series AA shares remain outstanding as a result of such voluntary election to limit beneficial ownership, the Company may force conversion of such Series AA shares up to the 9.99% limitation on each 75th day anniversary of the date that notice of the Company’s forced conversion is sent to holders of Series AA shares. Under the terms of the Series AA shares, each such limited holder must us its best efforts to reduce its beneficial ownership of Common Stock to enable all of its remaining unconverted Series AA shares to be converted on the next 75th day anniversary of the forced conversion notice.
Voting Rights
     Unless otherwise required by law, the Series AA shares have no voting rights. However, so long as any Series AA shares are outstanding, the Company may not, without the affirmative vote of each of the holders of Series AA shares holding at least 1,000 Series AA shares then outstanding, (a) alter or change adversely the powers, preferences or rights given to the Series AA shares or alter or amend the Certificate of Designation, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation senior to or otherwise pari passu with the Series AA shares, (c) amend the Company’s certificate of incorporation or other charter documents so as to affect adversely any rights of the holders of Series AA shares, (d) increase the authorized number of shares of Series AA shares, or (e) enter into any agreement with respect to the foregoing.
Liquidation
     Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of Series AA shares are entitled to receive out of the assets of the Company for each Series AA share an amount equal to the stated value per share plus any accrued and unpaid dividends thereon and any other fees or liquidated damages owing thereon before any distribution or payment may be made to the holders of any Junior Securities. If the assets of the Company are insufficient to pay in full such amounts, then the entire assets to be distributed will be distributed among the holders of Series AA shares ratably.
Redemption
     Upon the occurrence of certain triggering events, holders of the Series AA shares have the right, exercisable at the sole option of such holder to cause the Company to redeem the Series AA shares. With respect to certain triggering events (described below and all of which are conditional and under the sole control of the Company) the holders may require the Company to redeem all of the Series AA shares then held by such holder for a redemption price, in cash, equal to the Triggering Redemption Amount. With respect to other triggering events the Company has the option to either (A) convert all of the Series AA shares then held by such holder into a number of shares of Common Stock equal to the Triggering Redemption Amount divided by 80% (except that, if the shares issued are registered for resale, 90%) of the average of the VWAP for the 10 days immediately prior to the date of such election or (B) increase the dividend on all of the outstanding Series AA shares held by such holder to equal 12% per annum thereafter.
     The triggering events that permit holders to require the Company to redeem Series AA shares are:
•	with respect to a holder, The Company’s failure to deliver certificates for the Common Stock received upon conversion of the Series AA shares within 10 trading after the required delivery date, or the Company giving written notice of its intention not to comply with requests for conversion;

•	with respect to a holder, if the Company fails to pay the full amount of cash due pursuant to a Buy-In (which occurs if the Company fails to deliver certificates for shares received upon conversion and a holder is forced to purchase Common Stock in an open market transaction, or otherwise, in order to deliver such shares in satisfaction of a sale by such holder) within 10 days after notice thereof, or if the Company fails to pay all amounts owed to a holder on account of an Event (which concerns various ways in which the Company may fail to have an effective registration statement covering the shares which are the subject of this Prospectus) within five days of the due date of such amount;

•	with respect to a holder, if the Company fails to observe or perform or otherwise breaches any agreement, covenant or warranty contained in the Purchase Agreement or any agreements entered into in connection with the Purchase Agreement, in any case that materially and adversely affects the holder, following a 30-day cure period;

•	the Company redeems more than a de minimus number of junior securities;

•	a voluntary Bankruptcy Event occurs; or

•	the Company fails to submit an application to list the Common Stock on an alternative Trading Market within 10 days of the Common Stock failing to be listed or quoted for trading on any Trading Market for more than 25 consecutive trading days, or the failure of the Company to use commercially reasonable efforts to obtain such listing after the application is filed with an alternative Trading Market.
     The triggering events that require the Company to either convert the Series AA shares or increase the dividend payments with respect to the Series AA shares of a holder are:
•	the failure to have an effective registration statement covering the shares issuable upon conversion of the Series AA shares within 240 days after the original issue date of the Series AA shares;

•	a lapse in effectiveness of the Registration Statement for more than an aggregate of 90 calendar days during any 12 month period or the holder being prohibited from reselling its securities that are included in the registration statement for more than an aggregate of 90 calendar days during any 12 month period (which in either case need not be consecutive calendar days);

•	the failure of the Company to have a sufficient number of authorized and unreserved shares of Common Stock to issue upon conversion of the Series AA shares;

•	an involuntary Bankruptcy Event occurs;

•	the Common Stock fails to be listed or quoted for trading on any Trading Market for more than 25 consecutive trading days; or

•	the Company becomes a party to a change of control transaction that is not a merger, sale of substantially all assets or reclassification or exchange of the Common Stock in which there is a successor to the Company or the Company is the surviving entity immediately following such transaction.

Registration Rights
     The purchasers of 25,000 shares of Series AA shares entered into the registration rights agreement with the Company pursuant to which the Company was required to register the purchaser’s Series AA shares for resale with the Securities and Exchange Commission and is required to maintain such registration until shares are sold or can be freely resold under an applicable SEC rule. The Company must pay liquidated damages if the registration statement is not maintained or upon the occurrence of certain events. Such Registration Statement was declared effective on August 27, 2004, and was updated on April 26, 2005.
Warrants
     We currently have outstanding warrants to purchase a total of 6,167,171 shares of Common Stock, of which 5,525,000 shares of underlying Common Stock are included in this prospectus. The warrants issued pursuant to the Series AA preferred transaction expire after five years from May 2004 and have an exercise price of $1.80 per Common share, as adjusted. The warrants issued in connection with the sale of the Convertible Notes expire after five years from November 2005 and have an exercise price of $1.80 per share. The exercise prices of all of the warrants are subject to certain anti-dilution adjustments.
Staggered Board of Directors
     We have a staggered board of directors that is divided into three classes. Directors serve for a term of three years each. A director may be removed for cause by a majority of all of the outstanding shares of capital stock entitled to vote generally in the election of directors. A director may only be removed without cause by holders of at least 66 2/3% of all of the outstanding shares of capital stock entitled to vote generally in the election of directors.
Section 203 of the Delaware General Corporation Law
     Our certificate of incorporation expressly states that we have elected to be governed by Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a “business combination”, as defined in clause (c)(3) of that section, with an “interested stockholder”, as defined in clause (c)(5) of that section, for a period of three years after the date of the transaction in which the stockholder became an interested stockholder.
Stockholders Meetings
     Only our Chairman of the Board, our President or a majority of our board of directors may call a special meeting of our stockholders.
No Action By Written Consent
     Our certificate of incorporation prohibits our stockholders from taking any action by written consent in lieu of a meeting of stockholders.
Limitations on Liability of Officers and Directors
     Our certificate of incorporation limits the monetary liability of directors to the fullest extent permitted by the Delaware General Corporation Law (“DGCL”).
     Article 5 of our by-laws provides that to the fullest extent permitted under the DGCL, Exabyte will indemnify its directors and executive officers, including the advancement of expenses. The by-laws provide, however, that we are not required to indemnify any director or executive officer in connection with any proceeding initiated by such person against Exabyte or its directors, officers, employees or agent, unless such indemnification is expressly required by law, the proceeding was authorized by the Board of Directors or such indemnification is provided by Exabyte in its sole discretion.

     In addition, we have entered into contractual agreements with all of our directors and executive officers whereby we agree to indemnify them against any expenses, amounts paid in settlement or other amounts incurred by them by reason of the fact that they were directors or officers of Exabyte.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
Change in Control
     We have taken a number of actions that may deter a hostile takeover or delay or prevent a change in control, including the following:
•	classifying the board of directors into three classes;

•	authorizing a significant amount of common and preferred stock which we may issue without stockholder approval;

•	authorizing the board of directors to determine voting rights and other provisions of preferred stock;

•	requiring that stockholder action take place at a meeting of stockholders and not by written consent;

•	requiring advance notice of stockholder proposals and director nominations;

•	providing that only the board of directors may increase the authorized number of directors; and

•	requiring that only our Chairman of the Board, President or a majority of directors may call special stockholder meetings.
Information with Respect to Exabyte
Description of Business
Our Business
     Exabyte was incorporated in June 1985 under the laws of Delaware. We provide innovative tape storage solutions to customers whose top buying criteria is value: maximum performance, density, quality, and ease-of-use at an affordable price. We offer tape storage, media and automation solutions for workstations, midrange servers and enterprise storage networks. We have a worldwide network of Original Equipment Manufacturers (“OEMs”), distributors and resellers that share our commitment to value and customer service, including partners such as IBM, Fujitsu Siemens Computers, Apple Computer, Tech Data, Imation, Ingram Micro and CDW.
     Over the past 40 years, the decline of tape storage has been predicted countless times as new technologies have emerged for data backup applications. But each time, innovators in the tape storage industry have responded by developing and introducing technological advances that:
•	Increase the capacity and performance of tape storage products, and

•	Reduce the price of storage on tape compared to other media.
     As a result of these innovations, tape has been extraordinarily resilient in surviving these challenges and remains an option for data backup for information technology managers.
     We are managed by a team of executives with extensive experience leading innovation in the data storage industry and driving growth in technology companies. Details regarding our management team are provided herein.

Our Products
VXA Packet Technology
     Our current technologies position us as an industry innovator. Leading the way is our Packet Technology, enabling VXA Packet drives, autoloaders, and tapes to read and write data in small, digital packets similar to the Internet, providing reliable restore integrity, higher transfer speeds and scalable tape capacities. VXA-320 Packet drives and autoloaders deliver transfer speeds up to 86GB (compressed11*) per hour, allowing network administrators to backup 320GB (compressed22*) of data (equal to one VXA-320 tape) in less than four hours. With PerfectWrite and 4-level Reed-Solomon Error Correction (explained in more detail below), VXA products have highly reliable restore capabilities.
     With the exception of VXA Packet Drives, all production tape back-up systems in the world today (including DDS/DAT, DLT and AIT) utilize track-based tape technology that was invented decades ago and has not changed significantly since. Track based tape systems read and write data in long, narrow, sequential tracks. Track-based tape systems rely on an extremely tight head-to-tape alignment to write and to read the data back off the tape. The allowable tolerance for head-to-tape alignment is microscopic—making them expensive to produce and more highly prone to errors
     A “tracking” tape drive reads data from a tape by tracing the outline of each individual narrow track in sequential order. If the track becomes distorted or if the angle of the track differs from the angle of the path of the Read head by even a microscopic amount, a Read Data Error occurs, and the data is lost. This can happen due to temperature changes, high humidity, tape stretch and wear, drive tension variations, and accumulated debris.
     Track-based tape drives operate best at a constant tape speed and data transfer rate, while host systems rarely send or receive data at a fixed rate. Whenever data flow is interrupted, the drive must stop the tape, back it up, accelerate it to the appropriate speed, then resume the data transfer. This is known as back-hitching and can add significant wear to both the tape drive and the tape.
     The cost of the intricate mechanisms required to maintain head-to-tape alignment is high and due to ever increasing data volumes, designers must devise ways to write narrower and narrower tracks—which become ever more difficult and costly to build.
     As a result, tracking tape systems are more vulnerable to restore errors and are more expensive.
     VXA Packet Technology provides a digital solution to common problems associated with track-based tape technology. It is the only tape backup system that writes and reads in digital data packets—making data safer and offering a better total cost of ownership.
     VXA Packet Technology breaks data into small data packets, each packet being assigned an individual address and an Error Correction Code (ECC). The packets are then written on the tape in strings of data. VXA Packet Drives are the only tape drives that employ a “perfect write”. When writing data, a VXA drive head records a pair of alternate azimuth packets during each rotation of the drum. A second head (the trailing head) reads the data packets that were just recorded to the tape. If the VXA drive detects inaccurate data in a packet, then the affected packet will actually be re-written on-the-fly (a feature that track-based tape drives do not have). While track-based tape drives write some “allowable amount of errors” during their write cycle, VXA drives allow none.
     When reading data, the VXA drive does not need to sequentially trace tiny track geometries. Instead, it uses all four heads to completely scan the surface of the tape. This technique allows the VXA drive to read data packets with multiple scans (over-scanning), ensuring that each packet is easily read no matter where it is on the tape. The geometry of packet sections and variation in section pitch are insignificant because every packet will be read, regardless of where it lies on the tape surface. This technique is especially valuable when the tape has been damaged or when reading a tape in one VXA drive that was written by another VXA drive, guaranteeing interchange. Even if

* assumes 2:1 compression

a tape is badly damaged, VXA Packet Drives can usually still restore the data because packets can be collected and assembled from any location and in any order.
     VXA Packet Drive’s variable speed function enables it to adjust the tape speed to match the in-coming data transfer rate of the host. This feature means the VXA Packet Drive is the first tape drive to eliminate back-hitching and the delays and media wear associated with it. Eliminating back-hitching also reduces wear on the drive mechanism and the tapes which leads to greater data restore and reliability.
     The VXA Packet Drive can vary the tape speed to the rate at which the host receives or sends data. When the host’s data transfer stops completely, the VXA Packet Drive slows to Ready Mode before commencing to read or write mode again. By using Ready Mode instead of back-hitching, a VXA Packet Drive optimizes backup and restore job times significantly. The VXA drive’s Ready Mode has a reset time of 25 milliseconds and can be as much as 80 times faster than other tape device’s back-hitch operation, which can take up to two seconds to complete.
     The VXA Packet Drive also improves media reliability by gently slowing down to enter Ready Mode. By contrast, conventional tape drives must stop the forward motion, accelerate backwards and stop again, and then accelerate forward yet again. This back-hitch cycle introduces high tension backward and forward transient forces that accelerate media wear and can distort the tape. Over time and through use, this continual wear on the media can cause serious degradation of data reliability.
LTO (Ultrium) Technology
     LTO™ (Ultrium™), the latest technology, offered by Hewlett-Packard, IBM and Quantum, is a high-performance tape technology offering versatility, reliability and performance. Our patented, award-winning ExaBotics (discussed below) make our automation products featuring LTO technology superior in engineering, quality and reliability. We were among the first manufacturers to offer automation featuring first and second generation LTO tape drives and the first to offer Fibre Channel in mid-range drives and libraries. We also integrated third generation LTO tape drives into our automation products in 2005. Our automation products featuring LTO technology offer the simplicity of plug-and-play capabilities and powerful remote management.
MammothTape Technology
     We have also sold M2 tape drives based on MammothTape technology platforms, which are integrated systems encompassing both a helical-scan tape drive and advanced metal evaporated (“AME”) media. All aspects of the technology work together to optimize recording performance and to ensure the integrity of vital data. We have discontinued the manufacture and sale of Mammoth related drive and automation products in 2005.
Automation and ExaBotics
     As indicated above, we also offer and support automated tape drive libraries. These automation products incorporate one or more tape drives and multiple media cartridges to provide much higher data capacities than using a single drive and, with more than one drive, higher data transfer rates.
     We currently offer automation products incorporating VXA and LTO (Ultrium) tape drives. Our automation products are designed to be scalable, allowing us to develop different sized autoloaders based on the same model, with the ability for expansion. This capability enables our designs to accommodate increases in customers’ data storage needs and allows our end users to protect their automation investment.
     We engineer our automation products to satisfy the reliability, service-ability and management requirements of storage networking. They combine the reliability of our ExaBotics with features such as optional Ethernet ports, hot-pluggable tape drive carriers designed to be serviced during library operation, optional bar code scanners and removable magazines.
     ExaBotics is our patented robotics, based on our 20-year history of introducing new products to the industry. Exabyte engineers specify conservative electronics and ultra-reliable mechanical components that undergo intensive testing to ensure data security, accessibility and retrievability. Automation systems are designed to share electronics and processor architecture with drives, adding to reliability and economies of scale. Similarly, Exabyte’s self-calibrating, self-correcting firmware mirrors the simple, clean mechanical engineering. Automation products share a common firmware between drive generations and technologies, assuring the ability to use multiple interfaces with the same basic firmware set. With this approach, products perform well early in the design cycle and change little during qualification, resulting in mature products at launch.

Hardware Sales Data
     Sales of our tape drives, including end-of-life products, represented the following percentages of total revenue, less sales allowances (“net revenue”):

Year	% of Revenue
2002	28%
2003	30%
2004	32%
Nine months ended September 30, 2005	22%
     Sales of automation products, including end-of-life products, represented the following percentages of net revenue:

Year	% of Revenue
2002	24%
2003	14%
2004	24%
Nine months ended September 30, 2005	39%
Our Tape Drive And Automation Products
     The following table presents all of Exabyte’s current products and their respective specifications:

Tape Storage by Exabyte

	Product	Positioning	Capacity*	Transfer Rate*	Interface	Media
VXA Packet Automation	430	Convenient rack-mount automated data storage for distributed networking environments	30 cartridges, up to 4.5 TB (compressed)	4 VXA-2 Packet drives, up to 173 GB/hour (compressed)	Ultra2 LVD SCSI	X Tape: X23, X10[1], X6[1]
VXA Packet Automation	VXA-320 PacketLoader 1x10 1U	VXA-320 automated backup solution with best in class rack data density, and economy.	10 Cartridges, up to 3.2 TB (compressed)	Up to 86.4 GB/hr (compressed)	HD LVD SCSI 3 Ultra 160	X Tape: X23, X10[1], X6[1]
VXA Packet Automation	VXA-2 to VXA-320 PacketLoader Upgrade Kit	Doubles the speed and capacity of existing VXA-2 PacketLoader 1x10 1U Installations in minutes.	Doubles VXA-2 PacketLoader 1x10 1U up to 3.2 TB capacity (compressed)	Up to 86.4 GB/hr (compressed)	HD LVD SCSI 3 Ultra 160	X Tape: X23, X10[1], X6[1]
VXA Packet Automation	VXA-2 PacketLoader 1x10 1U	VXA-2 automated tape backup in a space-saving 1U rack mount design	10 cartridges, up to 1.6 TB (compressed)	Up to 43.2 GB/hour (compressed)	Ultra2 LVD SCSI and FireWire	X Tape: X23, X10[1], X6[1]
VXA Packet Automation	VXA-2 PacketLoader 1x7	Affordable desktop automation—an ideal first step into automated data storage	7 cartridges, up to 1.1 TB (compressed)	1 VXA-2 Packet drive, up to 43.2 GB/hour (compressed)	Ultra2 LVD SCSI	X Tape: X23, X10[1], X6[1]
VXA Packet Drives	VXA-320 Packet Drive	Latest Generation of products built around the disaster tested VXA Packet Technology	160 GB (native) 320 GB (compressed)	12MB/s 43.2 GB/hr (native)	HD LVD SCSI 3 Ultra 160	X Tape: X23, X10[1], X6[1]
VXA Packet Drives	VXA-2 Packet Drive	Four times the capacity and twice the speed of DDS-4	80 GB (native), 160 GB (compressed)	6 MB/sec 21 GB/hr (native)	LVD, IDE/ATAPI and FireWire	X Tape: X23, X10[1], X6[1]
VXA Packet Drives	VXA-1 Packet Drive	Replacement technology of choice for end-of-life DDS drives	33 GB (native), 66 GB (compressed)	3 MB/sec 10.8 GB/hr (native)	LVD, IDE/ATAPI and FireWire	VXATape: V17, V10, V6
LTO Ultrium™ Automation	Magnum 8x143	Enterprise capability with midrange affordability Offered with LTO-1, LTO-2 or LTO-3 drives	143 cartridges, up to 28.6 TB with LTO-1 57.2 TB with LTO-2 114.4 TB with LTO-3	8 LTO-1/LTO-2/LTO-3 drives 864 GB/hr LTO-1 2 TB/hr LTO-2 4.6 TB/hr LTO-3	Ultra2 LVD SCSI Fibre Channel	Ultrium LTO-1, LTO-2 & LTO-3 data cartridges
LTO Ultrium™ Automation	Magnum 6x60	Expandable, feature-rich enterprise-class library at midrange pricing. Offered with LTO-1, LTO-2 or LTO-3 drives	60 cartridges, up to 12 TB with LTO-1 24 TB with LTO-2 48 TB with LTO-3	6 LTO-1/LTO-2/LTO-3 drives 648 GB/hr LTO-1 1.5 TB/hr LTO-2 3.4 TB/hr LTO-3	Ultra2 LVD SCSI Fibre Channel	Ultrium LTO-1, LTO-2 & LTO-3 data cartridges
LTO Ultrium™ Automation	221L	The most cost-effective LTO automated tape library in its class. Offered with LTO-1, LTO-2, or LTO-3 drives	21 cartridges, up to 4.2 TB with LTO-1 8.4 TB with LTO-2 16.8 TB with LTO-3	2 LTO drives. Up to 216 GB/hr with LTO-1, 504 GB/hr with LTO-2 1.1 TB/hr with LTO-3	Ultra2 LVD SCSI Fibre Channel	Exabyte LTO-1, LTO-2 or LTO-3 Exapaks
LTO Ultrium™ Automation	110L	Compact, affordable LTO alternative to standalone tape drives. Offered with LTO-1, LTO-2, or LTO-3 drives	10 cartridges, up to 2 TB with LTO-1 4 TB with LTO-2 8 TB with LTO-3	LTO drive. Up to 108 GB/hr with LTO-1 252 GB/hr with LTO-2 576 GB/hr with LTO-3	Ultra2 LVD SCSI	Exabyte LTO-1, LTO-2 or LTO-3 Exapaks
LTO Ultrium™ Automation	Magnum 1x7	Ultra-compact, most affordable and feature rich LTO autoloader on the market. Offered with LTO-2 or LTO-3 drive	7 cartridges, 2.8 TB with LTO-2 5.6 TB with LTO-3	LTO drive. 187 GB/hr with LTO-2 576 GB/hr with LTO-3	Ultra2 LVD SCSI	Ultrium LTO-1, LTO-2 or LTO-3 data cartridges
LTO Ultrium™ Drives	Magnum Tape Drive (LTO-2)	Exabyte's entry level, high performance 1/2" tape drive, delivering enterprise-class capacity and throughput	200 GB (native) 400 GB (compressed)	LTO drive. 252 GB/hr	Ultra-160 LVD SCSI	Ultrium LTO-1 & LTO-2 data cartridges
LTO Ultrium™ Drives	Magnum Tape Drive (LTO-3)	Exabyte's entry level, high performance 1/2" tape drive, delivering true enterprise-class capacity and throughput	400 GB (native) 800 GB (compressed)	LTO drive. 576 GB/hr	Ultra-160 LVD SCSI	Ultrium LTO-1, LTO-2 & LTO-3 data cartridges

*Library and drive specifications are compressed. VXA assumes a 2:1 compression ratio. LTO Ultrium assumes a 2:1 compression ratio. Compression, capacity and throughput will vary dependent upon type of data and system configuration. All specifications are subject to change without notice. [1]Requires VXA-2 Drive firmware version 2105 or newer.

©2005 Exabyte Corporation. Exabyte and VXA are registered trademarks of Exabyte Corporation. All other trademarks are the property of their respective owners.

02008.17

Anticipated Future Tape Drive Products
     We expect to introduce the VXA-4 tape drive in 2007 or 2008. Current specifications for this drive anticipate a 320 GB native (640 GB compressed) capacity and a 24 MB per second native (48 MB per second compressed) transfer rate. (Compressed data assumes a 2:1 compression ratio.)
     We cannot assure that any of the products we have announced or are developing will be successfully developed, made commercially available on a timely basis or achieve market acceptance.
Media Products And Sales Data
     As shown in the above table, we sell various types of media cartridges, as well as cleaning cartridges and data cartridge holders, for our tape drive and automation products. The high-quality media, produced by multiple third parties, is available in different lengths and formats to handle various data storage requirements. As discussed in more detail below, we market all our media products exclusively through Imation Corp.
     Sales of media and media related products represented the following percentages of net revenue:

Year	% of Revenue
2002	44%
2003	47%
2004	40%
Nine months ended September 30, 2005	38%
     Media sales represent a significant portion of our total net revenue. Media revenue in 2004 reflects lower unit sales prices as a result of our Media Distribution Agreement with Imation that was consummated in November 2003. This agreement was modified effective October 31, 2005, such that our revenue and gross margin upon the sale of media products will increase beginning January 1, 2006. We depend on a continuous supply of media to use with our VXA and MammothTape products. We cannot sell our products or grow our product lines without a sufficient supply of media. We transact business with our media suppliers through supply agreements or purchase orders which may be cancelled by the suppliers on short notice.
VXA Media
     We currently offer for sale two types of media cartridges for use with our VXA Packet Technology products. V Tape was the first version of VXA tape cartridges released for use with VXA-1 and VXA-2 Packet Drives and autoloaders. X Tape is the newest version of media cartridges designed for use with only VXA-2 and VXA-320 drives and future generations of VXA drives and autoloaders. V Tapes and X Tapes share similar cartridge shells, come in a variety of tape lengths, utilize AME (Advanced Metal Evaporative) media and offer the same read/write speeds and capacities. However, X Tapes are specifically designed for higher performance, with a lower cost achieved through increased manufacturing volumes.
AME Media with SmartClean
     AME media with SmartClean technology is only available for use with M2 tape drives and includes a section of cleaning tape at the beginning of each data cartridge. We specifically designed this cleaning tape to remove chemical films that can build up on recording heads. These films are caused by organic compounds and cannot be removed by other cleaning methods. The M2 drive keeps statistics on its own operation and activates the SmartClean technology when the drive needs cleaning. With normal use, extra cleaning cartridges are needed less frequently. Although we have discontinued our MammothTape-related hardware products in 2005, we will continue to supply AME media to the existing installed customer base of MammothTape-related products for the next several years.

  Outsourcing Philosophy
     As discussed in greater detail below, we currently outsource our:
•	manufacturing of hardware and media products;

•	repair and onsite service, including warranty services;

•	world-wide technical support operations which includes response to customer inquiries; and

•	distribution of our media products to our customers and end-users.
     We believe that outsourcing these functions helps us operate in a more efficient and cost-effective manner. Outsourcing enables us to focus on our core mission: to design innovative products that meet our customers’ evolving needs.
  Service and Support
     We offer a full range of warranty and post-warranty repair services for our tape drive, library and media products. We deliver these services pursuant to agreements with Teleplan Service Logistics, Inc., (“Teleplan”) which is the exclusive provider of our repair services and Anacomp, Inc. (“Anacomp”) which provides our on-site customer service. Teleplan performs all in-warranty and out-of-warranty depot repairs of our storage products. Pursuant to these agreements, we receive royalties relating to all out-of-warranty repair services and revenue from on-site customer services.
     Our agreements with Teleplan and Anacomp terminate in June of 2006 and January of 2008, respectively, unless otherwise extended by the parties. Either party may terminate the agreement earlier upon a material default by the other party.
     Revenue from service and support activities represented the following percentages of net revenue:

% of
Year	Revenue

2002	7%
2003	10%
2004	7%
Nine months ended September 30, 2005	6%
Our Customers
     We market our products worldwide through distributors, resellers and OEMs. We sell our new hardware products initially to distributors and resellers who evaluate, integrate, and adopt new technologies more rapidly. OEM sales generally increase (relative to reseller sales) if the new product successfully completes the necessary qualification process. In 2003, 2004 and the first six months of 2005, our revenue from OEM customers increased as our newer products have achieved increased acceptance by the OEMs; revenue from OEM customers decreased in the third quarter of 2005, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We believe that a successful business model includes a majority of our revenue coming from OEM purchases and, accordingly, an integral component of our business strategy is increasing market share with existing and new OEM customers.
  Imation
     We distribute our media products pursuant to an agreement with Imation Corp. (“Imation”), which is our exclusive worldwide distributor of our media products. We sell our media products exclusively to Imation, and Imation manages our media brand and provides sales, marketing and distribution services to our distribution, reseller and OEM customers. Our agreement with Imation has an indefinite term, but provides for termination by Imation upon 180 days prior written notice to us, or upon a material default by either party. If Imation terminates the agreement due to our material default, we must return a prorated portion of the distribution fee we received from Imation. All reported media revenue in 2004 and 2005 refers to sales solely to Imation. As discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we modified our Agreement with Imation on October 31, 2005.
     Imation is a developer, manufacturer and supplier of magnetic and optical removable data storage media. Imation believes it has one of the broadest product lines in the industry-spanning from a few megabytes to hundreds of gigabytes of capacity in each piece of media. It serves customers in more than 60 countries, in both business and consumer markets, and has more than 300 data storage patents in the U.S. alone.
  OEM Customers
     OEM customers incorporate our hardware products as part of their own systems, which they then sell to their customers under their own brand name. We work closely with our OEM customers during early product development stages to help ensure our products will readily integrate into the OEM’s systems.
     Product sales to OEMs represented the following percentages of net revenue:

% of
Year	Revenue

2002	19%
2003	20%
2004	24%
Nine months ended September 30, 2005	22%
     We believe our success depends on OEMs adopting our products, particularly the VXA packet tape technology, as well as increasing our market share with OEMs with whom we have an existing relationship.
  Distributor and Reseller Customers
     Our distributor and reseller customers, including Imation, purchase hardware and media products for resale. Reseller customers may provide various services to their customers, such as:
•	distribution;

•	financial terms and conditions;

•	pre-sales, sales and/or post-sales system upgrades; or

•	other value-added products and/or services.
     Sales to distributors and resellers, including Imation, represented the following percentages of net revenue:

% of
Year	Revenue

2002	76%
2003	64%
2004	70%
Nine months ended September 30, 2005	74%

  Government Sales
     We do not sell our products directly to federal, state or local governments. We support our reseller customers that sell directly to the government through various government-directed programs and other sales and marketing services. We believe that the government business currently represents approximately 11% of our non-OEM total net revenue.
  International Customers
     We market our products overseas directly to international OEMs and resellers. We also serve OEMs and end users through our international resellers. International resellers, which have rights to sell our products in a country or group of countries, serve each of our international markets. Direct international sales will continue to represent a significant portion of our revenue for the foreseeable future and expanding our revenue in non-US geographic markets is a key component of our overall business strategy. In addition, certain of our domestic customers may ship a significant portion of our products to their overseas customers.
     As noted under “Our Business Risks,” the European Community recently enacted new regulatory requirements related to the Reduction of Hazardous Substances (“RoHS”). We have re-engineered our VXA-2 drives, VXA Packetloaders and our recently introduced LTO Magnum 1x7 automation product to meet the RoHS requirements. In addition, our VXA-320 drive was RoHS compliant when introduced, and all new products developed in the future will be RoHS compliant. Although meeting these requirements has required additional financial and engineering resources, we believe RoHS will create additional opportunities for us, as certain of our competitors may not develop RoHS compliant versions of their existing products.
     Direct international sales accounted for the following percentages of net revenue:

% of
Year	Revenue

2002	27%
2003	31%
2004	29%
Nine months ended September 30, 2005	27%
  Principal Customers
     A partial list of our customers includes IBM, Imation, Fujitsu Siemens Computers, Apple Computer, Tech Data, Ingram Micro and CDW. We have customers who are also competitors, such as IBM with their LTO(Ultrium) tape drive. We have several customers whose sales account for 10% or more of our net revenue, as noted below:

				Nine months ended
	2002	2003	2004	September 30, 2005

Imation	2%	9%	40%	39%
Tech Data	16%	16%	11%	19%
Fujitsu Siemens	3%	6%	9%	11%
Ingram Micro	18%	16%	9%	11%
IBM	8%	7%	13%	7%
Digital Storage	16%	2%	0%	0%
Manufacturing
     We are currently outsourcing all of our manufacturing processes, including the manufacturing of our tape drives, library products and media.

  Tape Drives and Automation
     We have entered into agreements with various suppliers for the manufacture of our tape drive and automation products. Hitachi Ubiquitous Company (“Hitachi”) supplies us with our VXA drives and was the supplier for Mammoth tape drives. Beginning in January 2004, ExcelStor ESGW International Limited (“ExcelStor”) manufactures our VXA-2 Packetloader 1x10 1U and LTO Magnum 1x7 automation products. We anticipate that ExcelStor will also manufacture new future automation products as well. Shinei International, a Solectron Company (“Shinei”), manufactures our other legacy automation products and will likely continue to do so until these products are discontinued in the future. We continually evaluate the performance of our suppliers and opportunities for cost improvements resulting from alternative suppliers and the relocation of manufacturing to lower cost geographic locations.
     These agreements are generally for terms ranging from one to four years, may provide for automatic renewals unless terminated by either party and may be terminated upon notice periods ranging from 60 to 180 days.
  Media
     Currently, we obtain our media pursuant to supply agreements and/or purchase orders from three suppliers:
•	Matsushita Electric Industrial Co. Ltd. (“MEI”);

•	TDK Corporation (“TDK”); and

•	Sony Corporation (“Sony”).
  Suppliers
     Many of our products are obtained from sole-source suppliers. We have executed master purchase agreements with some of our sole-source suppliers as indicated elsewhere in this prospectus and conduct business with the rest of our suppliers on a purchase order basis. We rely heavily on our suppliers to produce the components for our products, or the products themselves. The following chart presents the current products and parts manufactured for us by our sole-source suppliers.

Hitachi	Tape drives and components
ExcelStor	Automation products and components
Shinei	Legacy automation products and components
Solectron	Board assemblies for certain products
CI Design	Enclosures for VXA drives
MEI	Media
Sony	Media
TDK	Media
Our Engineering, Research and Development
     The market for data storage devices is highly competitive. We believe that this competition is based largely on the improvements in technology, which increase speed and reliability of storage products and at the same time reduce the cost of those products. With this in mind, we have concentrated our research and development on enhancing existing products and developing new products that will improve the performance and cost of current tape drives we offer. Our engineering, research and development expenses were approximately $23.7 million, $9.8 million, $9.2 million and $7.3 million in 2002, 2003, 2004 and the first nine months of 2005, respectively. The decreases in 2003 and 2004 are the result of significant headcount reductions and lower costs for external engineering, net of an increase in costs incurred in developing new VXA drive and automation products and LTO automation products. We believe that we will continue to have the necessary resources in place to meet all technology and new product development-related milestones in 2005 and 2006.
Information Regarding Our Patents and Proprietary Information
     We rely on a combination of patents, copyright and trade secret protections, non-disclosure agreements, and licensing arrangements to establish and protect our proprietary rights. As of November 16, 2005, we held a total of 96 patents, of which one was issued in 2005, and 10 are pending applications in the United States. All of these patents relate to technologies and other aspects of our tape drive and automated tape library products. However, we believe that, because of the rapid pace of technological change in the tape storage industry, factors such as knowledge, ability and experience of our employees, new product introductions and frequent product enhancements may be more significant than patent and trade secret protection.
Licenses
     Our VXA-1 tape drive was previously manufactured by AIWA. As part of the transfer of that manufacturing relationship, we entered into a technology transfer and license agreement with AIWA, whereby AIWA granted us a non-exclusive license to utilize certain AIWA related VXA technologies related to the design and production of the VXA-1 and VXA-2 tape drives for a royalty based on the invoice price to us of each VXA-1 and VXA-2 drive we purchase from another manufacturer. VXA-320 and future VXA drives, including VXA-4 are not subject to this royalty fee.
Information Regarding Our Backlog
     We believe that the backlog of purchase orders at the end of any quarter or year is not a meaningful indicator of future sales. Our customers typically are not obligated to purchase minimum quantities of our products. Lead times for the release of purchase orders depend upon the scheduling practices of each customer. We believe that, based upon past order histories, the rate of new orders may vary from month to month. Customers may cancel or reschedule orders without penalty. In addition, our actual shipments depend upon our production capacity and component availability, and we endeavor to fill purchase orders within three weeks.
Information Regarding our Inventory Levels
     We strive to maintain appropriate levels of inventory. Excessive amounts of inventory reduces our cash available for operations and may cause us to write-off a significant amount as excess or obsolete. Inadequate inventory levels due to forecasting variances or lack of liquidity may make it difficult for us to meet customer product demand, resulting in lost revenues.
     Our goal is to maintain flexibility in our inventory control systems in order to meet customer request dates for product shipments. As such, we generally build our products to customer forecasts and point-of-sale data provided to us by our distributors and resellers. We attempt to maintain approximately two weeks worth of inventory at any given time and believe that this is an appropriate level which allows us to meet these goals. In striving to maintain the proper inventory levels, we go through several steps each month to help us evaluate our inventory levels and maintain them at the appropriate levels. We review sales forecasts and past sales data and evaluate any OEM inventory level requirements for their hubs in determining a rolling monthly inventory forecast. Additionally, we restrict purchases of inventory to conform with our inventory forecast and long lead-time inventory products.
     In addition to our inventory controls, we believe that we must accurately time the introduction and end-of-life of our products into and out of the data storage market because it affects our revenue and inventory levels. Accurately timing the release of new products is important to the sales of existing products. Prematurely taking an existing product into an end-of-life cycle could result in revenue loss from that product, and delaying the withdrawal of a product could result in excess product inventory and subsequent inventory write-downs. We continually evaluate our product life cycles. Any timing mistakes or inability to successfully introduce a new product could adversely affect our results of operations.

Our Competition
     The data storage market is extremely competitive and subject to rapid technological change. We believe that competition in the data storage market will continue to be intense, particularly because manufacturers of all types of storage technologies compete for a limited number of customers.
     The success of any future products depends on:
•	timely development;

•	customer acceptance;

•	supply capacity;

•	customer transition to these future products;

•	OEM qualification and adoption; and

•	media availability.
     Although tape has historically been the preferred medium for data storage backup, companies are developing new technologies for this market. Some of the new technologies are:
•	Optical Disk

•	Optical Tape

•	DVD

•	Holographic Storage

•	Magneto-optics

•	Magnetic Disk
     We may also experience competition from new storage architectures, such as SANs, network attached storage and virtual storage.
     Our tape drives face significant competition from current and announced tape drive products manufactured by Quantum, Hewlett Packard, Sony and the LTO Consortium. The specifications of some of these drives show greater data capacities and transfer rates than our tape drive products. We believe that our VXA tape drives are a low cost, competitive alternative to competing products when compared on the basis of performance, functionality and reliability. In turn, we offer LTO(Ultrium) technology through our automation products.
     Our automation products face competition from companies such as Advanced Digital Information Corporation, Quantum, Overland Data, StorageTek and QualStar. Significant competition may also develop from companies offering erasable and non-erasable optical disks, as well as other technologies.
     Our media products are generally proprietary and are only sold by us through Imation. However, Sony does manufacture certain legacy media products and we compete with them based on price and product availability.

Our Employees
     As of the dates indicated, we had full-time and part-time employees (worldwide), consisting of:
  March 13, 2003
     Total full- and part-time employees: 318

Business Group	Employees
Corporate and Business	20
Engineering, Research and Development	167
Customer Unit	58
Sales	73
  January 7, 2004
     Total full- and part-time employees: 199

Business Group	Employees
Corporate and Business	26
Engineering, Research and Development	71
Customer Unit	52
Sales	50
  February 22, 2005
     Total full- and part-time employees: 182

Business Group	Employees
Corporate and Business	23
Engineering, Research and Development	74
Customer Unit	37
Sales	48
  October 25, 2005
     Total full- and part-time employees: 166

Business Group	Employees
Corporate and Business	22
Engineering, Research and Development	73
Customer Unit	33
Sales	38
     Our success depends significantly upon our ability to attract, retain and motivate key engineering, marketing, sales, supply, support and executive personnel.

DESCRIPTION OF PROPERTY
     Our corporate offices, including our research and development and limited manufacturing facilities, are located in Boulder, Colorado, in leased buildings aggregating approximately 76,712 square feet. As discussed more fully in Management’s Discussion and Analysis of Financial Condition and Results of Operations, we ceased use of several other leased facilities during 2003 and settled our remaining obligations under the related leases, including the issuance of notes payable for our facility. In addition, we closed our European sales office located in The Netherlands during 2003. The lease terms on our present facilities expire in 2010. Although we do not currently anticipate expanding our operations, we believe that we have enough space available if further expansion becomes necessary. The following chart identifies the location and type of each Exabyte property:

Office Type	Domestic	International

R&D & Mfg.	Boulder, CO
Procurement	Boulder, CO	Tokyo, Japan
Service	Boulder, CO	Singapore
Sales & Support	Boulder, CO	Singapore
Frankfurt, Germany
Shanghai, China
Hong Kong, China
Paris, France
Beijing, China
Sydney, Australia
Legal Proceedings
     We are, from time to time, subject to certain claims, assertions or litigation by outside parties as part of our ongoing business operations. The outcomes of any such contingencies are not expected to have a material adverse impact on our consolidated financial condition, results of the operations or cash flows.
Market Price of and Dividends on Exabyte’s Common Equity and Related Stockholder Matters
     Exabyte’s common stock is traded on the Over-The Counter Bulletin Board under the symbol “EXBY”. From October 19, 1987 until February 26, 2003, Exabyte’s common stock was traded on the Nasdaq National Market and from February 26, 2003 until March 24, 2003 on the Nasdaq SmallCap Market.
     For the calendar quarters indicated, the following table presents the high and low bid prices of our common stock as reported on Nasdaq or the OTC Bulletin Board, as applicable (as adjusted for the 10:1 reverse split effected October 31, 2005):

Fiscal Year	High	Low

2003
First Quarter	$6.50	$1.00
Second Quarter	1.70	0.60
Third Quarter	7.10	0.90
Fourth Quarter	13.10	3.10

2004
First Quarter	$17.60	$7.00
Second Quarter	9.70	7.10
Third Quarter	8.60	4.30
Fourth Quarter	7.20	3.00

2005
First Quarter	$5.40	$2.60
Second Quarter	4.40	1.80
Third Quarter	3.20	1.70
Fourth Quarter (through November 28, 2005)	2.95	0.75

     On November 28, 2005, we had 486 holders of record of our common stock and the reported closing price of our common stock was $1.11. We have never paid cash dividends on our common stock. We presently intend to retain any earnings for use in our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We are prohibited under the terms of our line of credit agreement with our bank and the terms of our Convertible Notes from declaring or setting aside any cash dividends.
     Our Series AA preferred stock accrues dividends at the rate per share of 5% per annum until the fourth anniversary of the original issue date, 8% per annum from the fourth anniversary of the original issue date until the fifth anniversary of the original issue date, 10% per annum from the fifth anniversary of the original issue date until the sixth anniversary of the original issue date and 12% per annum thereafter, payable quarterly on March 1, June 1, September 1 and December 1, and on any conversion date or redemption date as described in the Certificate of Designation for the Series AA Shares. We are required to pay dividends on the Series AA preferred stock in cash or Common Stock depending on whether (i) funds are legally and contractually available for the payment of dividends and (ii) the Equity Conditions (as defined below) are met. We will pay the dividends in cash or stock as follows:
1.	If funds are legally and contractually available for payment of dividends then:
•	if the Equity Conditions have not been met, we shall pay dividends only in cash; or

•	if the Equity Conditions have been met, we shall pay the dividends in either (i) cash or (ii) Common Stock valued at the Dividend Price (as defined below), at our sole election.
2.	If funds are not legally and contractually available for payment of dividends then:
•	if the Equity Conditions have been met, we shall pay the dividends in Common Stock valued at the Dividend Price;

•	if the Equity Conditions have been met, except for condition 1 below, we shall pay the dividend in Common Stock valued at 80% of the volume weighted average price for the 20 days immediately prior to the dividend payment date;

•	if the Equity Conditions have been waived as to a holder of Series AA preferred stock, we shall pay dividend as to this holder in Common Stock valued at the Dividend Price;

•	if the Equity Conditions have not been met or waived, then at the election of each holder of Series AA preferred stock, these dividends shall accrue to the next dividend payment date or accrete to the outstanding stated value of the Series AA Preferred Stock.
          The Dividend Price is defined as 90% of the volume weighted average price of our Common Stock for the 20 days immediately prior to the dividend payment date. The Equity Conditions are met if:
1.	(i) there is an effective registration statement for the resale of the Common Stock received pursuant to the dividend or (ii) a holder of Series AA preferred stock may sell all of the Common Stock received pursuant to the dividend under Rule 144(k) without volume restrictions;

2.	the Common Stock is listed for trading on the American Stock Exchange, the New York Stock Exchange, the Nasdaq National Market, the Nasdaq SmallCap Market or the OTC Bulletin Board;

3.	there is a sufficient number of authorized but unissued shares of Common Stock for payment of the dividend; and

4.	payment of the dividend will not result in a holder of Series AA preferred stock who has elected to not beneficially own more than 4.99% of our outstanding Common Stock calculated in accordance with Section 13(d) of the Exchange Act, exceeding this limitation.

     Any dividend not paid within three trading days following a dividend payment date entails a late fee of 12% per annum through the date of payment. We expect that dividends will be paid in Common Stock for the foreseeable future.
     So long as any Series AA preferred stock remains outstanding, we are prohibited from paying dividends on any junior securities, including Common Stock, if any dividends due on the Series AA preferred stock remain unpaid.
Stock Plans
     Information regarding the Company’s equity compensation plans, which consist of Exabyte’s Incentive Stock Plan, 1997 Non-Officer Stock Option Plan, 2004 Stock Option Plan and options granted to the Company’s CEO outside of the Incentive Stock Plan as of December 31, 2004 is included below under “Stock Plans”. The Company also has an employee stock purchase plan which invests only in common stock of the Company, but which is not included in the equity compensation plan information.
Financial Statements
     Financial statements are presented on pages F-1 through F- 35 hereof.
Selected Financial Data
     The following selected consolidated statement of operations data, balance sheet data, and cash flow data, as of and for the years ended December 30, 2000, December 29, 2001, December 28, 2002, January 3, 2004 and December 31, 2004 have been derived from the consolidated financial statements of the Company. Selected consolidated statement of operations data for the nine months ended September 30, 2004 and September 30, 2005 and consolidated balance sheet data as of September 30, 2005 have been derived from unaudited consolidated financial statements of the Company and, in the opinion of management, include all adjustments necessary for fair presentation. The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s consolidated financial statements and the notes thereto. There were 52 weeks in 2000, 2001 and 2002 and 53 weeks in 2003. Beginning with the three months ended March 31, 2004, the Company began reporting its operating results on a calendar month, quarter and annual basis.

     (In thousands, except per share data. All share and per share amounts have been adjusted to reflect the 10:1 reverse split of the Company’s common stock, effective for trading on October 31, 2005.)

	As of or For Fiscal Years Ended					Nine Months ended
Consolidated Statements of
Operations Data:	Dec. 30, 2000	Dec. 29, 2001	Dec. 28, 2002	Jan. 3, 2004	Dec. 31, 2004	Sep 30, 2005
Net revenue	$221,742	$158,438	$133,191	$94,169	$102,051	$69,704
Cost of goods sold	172,085	132,143	110,948	78,576	76,997	49,647

Gross profit	49,657	26,295	22,243	15,593	25,054	20,057
Operating expenses:
Selling, general and administrative	54,709	36,759	27,316	30,084	23,783	16,493
Engineering, research and development	36,530	25,184	23,713	9,826	9,244	7,288
Lease terminations and related costs	—	—	—	4,707	—	—

Loss from operations (1)	(41,582)	(35,648)	(28,786)	(29,024)	(7,973)	(3,724)

Other income (expense):
Gain from sale of investment	—	1,719	1,500	—	—	—
Sale of technology	—	—	1,200	—	—	—
Interest income	1,057	86	27	—	—	—
Interest expense (3)	(686)	(1,715)	(2,051)	(12,859)	(1,581)	(1,142)
Gain (loss) on foreign currency translation	—	124	(803)	(1,851)	(105)	693
Provision for settlement of litigation	—	—	—	—	—	(1,125)
Other, net	(1,213)	338	(561)	130	(208)	(118)

Loss before income taxes and equity in loss of investee	(42,424)	(35,096)	(29,474)	(43,604)	(9,867)	(5,416)
Income tax (expense) benefit (2)	1,570	6	402	(88)	(47)	(18)
Equity in loss of investee	(414)	(343)	—	—	—	—

Net loss	(41,268)	(35,433)	(29,072)	(43,692)	(9,914)	(5,434)

Deemed dividend related to beneficial conversion features of preferred stock	—	—	(4,557)	(556)	(4,225)	—

Net loss available to common stockholders	$(41,268)	$(35,433)	$(33,629)	$(44,248)	$(14,139)	$(5,434)

Basic and diluted loss per share	$(18.29)	$(14.73)	$(10.18)	$(6.96)	$(1.34)	$(0.47)

Weighted average common shares used in calculation of basic and diluted loss per share	2,256	2,405	3,302	6,362	10,583	11,451

	As of or For Fiscal Years Ended					Nine Months ended
Consolidated Balance
Sheets Data:	Dec. 30, 2000	Dec. 29, 2001	Dec. 28, 2002	Jan. 3, 2004	Dec. 31, 2004	Sep 30, 2005
Working capital (deficit)	$27,023	$11,266	$(5,199)	$(6,561)	$2,988	$(8,105)
Total assets	103,792	83,230	72,125	46,129	39,979	33,472
Notes payable, less current portion	—	—	—	13,960	9,183	4,827
Accrued warranties, deferred revenue and other non-current liabilities, less current portions	8,146	9,594	3,424	18,419	16,443	15,039
Stockholders’ equity (deficit)	39,058	24,754	4,532	(28,416)	(11,752)	(17,045)

(1)	The Company recorded restructuring charges in 2000, 2001, and 2002 totaling $3,899,000, $498,000 and $4,791,000, respectively, and charges of $549,000, $251,000 and $470,000 relating to workforce reductions in 2003, 2004 and the first nine months of 2005, respectively. See Note 8 to the Consolidated Financial Statements for information regarding restructuring and workforce reduction charges included in loss from operations.

(2)	The Company recorded a full valuation allowance on all existing deferred tax assets in 1999. See Note 7 to the Consolidated Financial Statements for information on income tax expense or benefit and net operating loss carry forwards.

(3)	Interest expense in 2003 includes $10,146,000 of stock-based interest expense as discussed in Note 4 to the Consolidated Financial Statements

Quarterly Results Of Operations
Supplementary Financial Information
     The following tables set forth unaudited quarterly operating results for fiscal 2003, 2004 and the first three quarters of 2005 in dollars and as a percentage of net revenue. This information has been prepared on a basis consistent with the audited consolidated financial statements included elsewhere herein and, in the opinion of management, contains all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation thereof. These unaudited quarterly results should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period. The sum of the quarterly earnings per share may not total annual amounts reported in the consolidated financial statements as a result of the fluctuation in the amount of weighted average common shares used in the calculation of basic and diluted loss per share.
(In thousands, except per share data. All share and per share amounts have been adjusted to reflect the 10:1 reverse split of the Company’s common stock, effective for trading on October 31, 2005.)

	Quarters Ended
	March 29,		June 28,		September 27,		January 3,
	2003		2003		2003		2004
	$	%	$	%	$	%	$	%

Net revenue	$22,594	100.0	$22,736	100.0	$22,955	100.0	$25,884	100.0
Cost of goods sold	26,024	115.2	16,378	72.0	14,986	65.3	21,188	81.9

Gross profit	(3,430)	(15.2)	6,358	28.0	7,969	34.7	4,696	18.1

Operating expenses: (1) Selling, general and administrative	12,409	54.9	5,716	25.1	5,540	24.1	6,419	24.8
Engineering, research and development	3,126	13.8	2,462	10.8	1,979	8.6	2,259	8.7
Lease terminations and other related costs	—	—	—	—	4,707	20.5	—	—

Loss from operations	(18,965)	(83.9)	(1,820)	(7.9)	(4,257)	(18.5)	(3,982)	(15.4)

Other income (expense):
Interest expense (2)	(467)	(2.1)	(3,231)	(14.2)	(7,933)	(34.6)	(1,228)	(4.7)
Loss on foreign currency translation	(55)	(0.2)	(157)	(0.7)	(1,228)	(5.3)	(411)	(1.6)
Other, net	(65)	(0.4)	213	0.9	(26)	(0.1)	8	—

Loss before income taxes	(19,552)	(86.6)	(4,995)	(21.9)	(13,444)	(58.5)	(5,613)	(21.7)

Income tax (expense) benefit	(31)	(0.1)	(54)	(0.2)	(18)	(0.1)	15	0.2

Net loss	(19,583)	(86.7)	(5,049)	(22.1)	(13,462)	(58.6)	(5,598)	(21.5)

Deemed dividend related to beneficial conversion feature of preferred stock	—	—	—	—	—	—	(556)	(2.1)

Net loss available to common stockholders	$(19,583)	(86.7)	$(5,049)	(22.1)	$(13,462)	(58.6)	$(6,154)	(23.6)

Basic and diluted loss per share	$(5.87)		$(0.93)		$(1.79)		$(0.67)

(In thousands, except per share data. All share and per share amounts have been adjusted to reflect the 10:1 reverse split of the Company’s common stock, effective for trading on October 31, 2005.)

	Quarters Ended
	March 31,		June 30,		September 30,		December 31,
	2004		2004		2004		2004
	$	%	$	%	$	%	$	%

Net revenue	$26,139	100.0	$26,620	100.0	$23,566	100.0	$25,726	100.0
Cost of goods sold	20,053	76.7	19,173	72.0	18,604	78.9	19,167	74.5

Gross profit	6,086	23.3	7,447	28.0	4,962	21.1	6,559	25.5

Operating expenses: (1)
Selling, general and administrative	6,069	23.2	6,064	22.8	6,236	26.5	5,414	21.0
Engineering, research and development	2,130	8.1	2,513	9.4	2,240	9.5	2,361	9.2

Loss from operations	(2,113)	(8.1)	(1,130)	(4.2)	(3,514)	(14.9)	(1,216)	(4.7)

Other income (expense):
Interest expense (2)	(528)	(2.0)	(426)	(1.6)	(284)	(1.2)	(343)	(1.3)
Gain (loss) on foreign currency translation	(603)	(2.3)	1,091	4.1	72	.3	(665)	(2.6)
Other, net	(28)	(0.1)	—	—	(150)	(0.6)	(30)	(0.1)

Loss before income taxes	(3,272)	(12.5)	(465)	(1.7)	(3,876)	(16.4)	(2,254)	(8.8)

Income tax (expense) benefit	(38)	(0.1)	9	—	(5)	(0.1)	(13)	—

Net loss	(3,310)	(12.7)	(456)	(1.7)	(3,881)	(16.5)	(2,267)	(8.8)

Deemed dividend related to beneficial conversion feature of preferred stock	—	—	(4,225)	(15.9)	—	—	—	—

Net loss available to common stockholders	$(3,310)	(12.7)	$(4,681)	(17.6)	$(3,881)	(16.5)	$(2,267)	(8.8)

Basic and diluted loss per share	$(0.34)		$(0.44)		$(0.37)		$(0.20)

     (In thousands, except per share data. All share and per share amounts have been adjusted to reflect the 10:1 reverse split of the Company’s common stock, effective for trading on October 31, 2005.)

	Quarters Ended
	March 31,		June 30,		September 30,
	2005		2005		2005
	$	%	$	%	$	%

Net revenue	$24,623	100.0	$23,776	100.0	$21,306	100.0
Cost of goods sold	17,455	70.9	16,708	70.3	15,484	78.9

Gross profit	7,168	29.1	7,068	29.7	5,822	21.1

Operating expenses: (1)
Selling, general and administrative	5,501	22.3	5,437	22.8	5,555	26.5
Engineering, research and development	2,452	10.0	2,520	10.6	2,316	9.5

Loss from operations	(785)	(3.2)	(889)	(3.7)	(2,049)	(14.9)

Other income (expense):
Interest expense (2)	(402)	(1.6)	(353)	(1.5)	(387)	(1.2)
Gain (loss) on foreign currency translation	295	1.2	198	0.7	200	.3
Provision for settlement of litigation			(1,125)	(4.7)
Other, net	(31)	(0.1)	(33)	(0.1)	(54)	(0.6)

Loss before income taxes	(923)	(3.7)	(2,202)	(9.3)	(2,290)	(16.4)

Income tax (expense) benefit	(8)	(0.1)	(5)	—	(6)	(0.1)

Net loss	$(931)	(3.8)	$(2,207)	(9.3)	$(2,296)	(16.5)

Basic and diluted loss per share	$(0.08)		$(0.19)		$(0.20)

(1)	See Note 8 to the Consolidated Financial Statements for information regarding charges for workforce reductions included in loss from operations in 2003, 2004 and 2005.

(2)	Interest expense in 2003 includes $10,146,000 of stock-based interest expense as discussed in Note 4 to the Consolidated Financial Statements.

Management’s Discussion And Analysis Of
Financial Condition And Results Of Operations
Overview
     Exabyte Corporation and its subsidiaries (“Exabyte” or the “Company”) is a leading provider of information storage products, including tape drive and automation products and recording media. Our strategic focus is data backup, restoration and archival applications for workstations, midrange computer systems and networks. Computer manufacturers and resellers require a variety of storage products, which vary in price, performance, capacity and form-factor characteristics to meet their needs for reliable data backup, restoration and archival storage increase. Our strategy is to offer a number of products to address a broad range of these requirements. Our tape drive products are based on VXA and MammothTape technologies and our automation products are primarily based upon VXA, and LTO (Ultrium) technologies.
     We market our products worldwide to resellers and original equipment manufacturers (“OEMs”) through offices located in the United States, Europe and Asia Pacific. Our proprietary media products are marketed and distributed by our exclusive worldwide distributor, Imation Corp. (“Imation”). We have also provided repair services directly to OEMs and to our resellers’ customers, and beginning in the third quarter of 2003, our outsourcing partner, Teleplan Service Logistics, Inc. (“Teleplan”) provides such services.
     In connection with our sales agreements with our reseller channel customers, we may provide inventory price protection, stock rotation rights and short-term marketing and consumer rebate programs. For our largest reseller customers, we generally provide all of the above items. The cost of these rights and programs are significant and are a direct reduction of our revenue, but are necessary to realize increased revenue through this segment of our customers.
     OEM customers incorporate our products as part of their own systems, which they then sell to their customers under their own brand name. As a percentage of total net revenue, OEM related revenue increased in 2003, 2004 and the first six months of 2005, and we expect that a significant portion of future revenue growth will need to be attributable to OEM customers to achieve our business plan. Accordingly, expansion of these relationships has been a key strategic initiative in 2004 and 2005 and will continue to be so in the future. In general, sales to OEMs are at lower prices and lower gross margins. Accordingly, it is imperative that we continue to obtain a lower cost of products from suppliers to achieve future profitability.
     Our business is directly impacted by overall growth in the economies in which we operate and, in particular, in the technology industry sector and business purchasing of technology related products. We believe the improving economic climate, increasing our market share with OEM customers, expanding revenue in Europe and Asia Pacific, expansion of revenue from domestic channel distribution customers, and our introduction of new products will provide us with improving business opportunities. However, there can be no assurance that these factors will result in improved operating results or financial condition.
     One of our most significant challenges in 2004 and 2005, was to reduce our product costs to improve our gross margins. In that regard, we are working with existing hardware and media suppliers to obtain reduced product costs, as well as expanding the level of manufacturing activities with suppliers in lower cost geographic locations. All of our products are manufactured by suppliers located in China, Japan and Singapore and we will continue to evaluate which areas provide the lowest cost, high quality services and products. Obtaining overall product cost reductions is an integral factor in our becoming profitable in the future. However, there can be no assurance that we will indeed achieve such cost reductions in the future.
     Expense control was a key business initiative for us in 2004 and 2005, and will continue to be so in the future. As we continue to focus on improving our gross margins, constant or decreasing operating costs is an important objective in improving our operating results. In 2004 and 2005, we established cost reduction plans that focused on decreasing discretionary spending in all functional areas, as well as reducing headcount in most areas of the Company. As a result, we have been able to decrease operating costs and position ourselves to operate at a lower expense structure in 2005 and into 2006. While we believe our cost structure is currently appropriate to support our operations, an increase in operating costs in the future, particularly as a percentage of revenue, would negatively impact our operating results and could delay our achieving profitability in the future. Accordingly, additional cost reductions, including decreasing headcount, may be necessary in the future.

     Our key performance metrics are revenue, gross margin, and operating income or loss, and related operating expenses. As noted above, increasing sales to OEM customers, increasing revenue in markets outside the U.S., achieving reduced product costs from existing and new suppliers, and disciplined operating expense control measures are critical components of our overall business strategy. In addition, providing timely and responsive product service and repair services to our customers is also a standard by which we measure our performance and will be a key component in creating future customer loyalty for our products. Finally, meeting our new product development and technology milestones and schedules on a timely basis is critical to satisfying customer demands for more efficient and cost effective business solutions, as well as remaining competitive with other existing and future products and technologies.
  Recent Developments
  Convertible Notes and Series AA Preferred Stock
     On October 31, 2005, we completed the sale of $9,550,000 of 10% Secured Convertible Subordinated Notes and warrants to purchase 4,775,000 shares of common stock. The Convertible Notes are payable interest only through 2010, at which time the principal amount is due in total. Interest on the Convertible Notes is payable quarterly in common stock of the Company. The principal amount of the Convertible Notes was convertible into common stock at the initial conversion price of $2.80 per share throughout the term of the Convertible Notes. On December 1, 2005, the 30 day anniversary of issuance, the conversion price was adjusted to $1.80 per share. The initial exercise price of the warrants, which have a five-year term, was also $2.80 per share; however, the exercise price was adjusted to the adjusted conversion price of the Convertible Notes, or $1,80 per share. The Convertible Notes are collateralized by a security interest in all of our assets and are subordinate to the security interest granted, and our indebtedness, under our line-of-credit agreement with Wells Fargo. See Note 4 to the consolidated financial statements included herein for additional information on this transaction.
     As a result of the sale of the Convertible Notes, the conversion and exercise price of the Series AA Preferred Stock issued in May 2004, and related warrants, was adjusted to the adjusted conversion price of the Convertible Notes or $1.80 per share.
  Modification of Media Distribution Agreement
     On October 31, 2005, we entered into an amendment to the MDA with Imation, whereby the sales prices to Imation will be adjusted such that Imation will be able to obtain a gross margin of 8% on sales of media to third parties during the period from January 1, 2006 through December 31, 2006, and a gross margin of 10% thereafter. Prior to the amendment, the sales prices to Imation were such that they were able to realize a 25% gross margin on sales to third parties. As consideration for the revision of the gross margins, we issued Imation a $5,000,000 note payable, 1,500,000 shares of common stock and warrants to purchase 750,000 shares of common stock at $1.80 per share, and a $2,000,000 credit to be applied against product purchases by Imation in 2006. In addition, Imation loaned us $2,000,000, which is repayable in December 2006. See Note 9 to the consolidated financial statements included herein for additional information on this transaction.
  Reverse Stock Split
     Effective for trading on October 31, 2005, we effected a reverse stock split whereby every ten shares of common stock outstanding before the split was combined into one share of outstanding common stock after the split. The reverse split was necessitated by the sale of the convertible subordinated notes. The authority to effect such reverse split was granted by our shareholders on July 29, 2005, and the split was subsequently adopted by our Board of Directors in October 2005.

  Workforce Reduction
     During the fourth quarter of 2004 and the first and third quarters of 2005, we terminated employment of approximately 41 full- and part-time employees in connection with an overall cost reduction plan. These reductions in force affected employees in all functional areas of the Company, including employees located in Europe, and were necessary to reduce our current cost and personnel structure based on forecasted revenue. In addition, certain of these reductions were directly related to the outsourcing of our technical support function to a third-party. We believe we are appropriately structured from a personnel and cost standpoint, but we cannot ensure that we will not reduce our workforce again in the future due to continued losses. At October 25, 2005, the Company had 166 employees.
  Fluctuations in Foreign Currency Exchange Rates
     The supply agreement with one of our Japan-based suppliers, as well as a note payable to that supplier, has provided for payments in Yen at a fixed conversion rate. For the three and nine months ended September 30, 2005, the Company recognized gains of $119,000 and $605,000, respectively, related to the translation of the note payable. Total gain on foreign currency translation for the three and nine months ended September 30, 2005 was $200,000 and $693,000, respectively. The Company will continue to be exposed to the impact of additional fluctuations in foreign currency exchange rates in the future and the impact could be significant.
  Critical Accounting Policies and Estimates
     The accounting policies noted below are critical in determining our operating results, and represent those policies which involve significant judgments and estimates. For a detailed discussion on the application of these and other accounting policies, see Note 1 to the Consolidated Financial Statements in this Prospectus.
  Revenue Recognition and Uncollectible Accounts Receivable
     Our revenue recognition policy is significant because the amount and timing of revenue is a key component of our results of operations. We follow the guidance of Staff Accounting Bulletin No. 104 (“SAB 104”), which requires that a series of criteria are met in order to recognize revenue related to product shipment or delivery or the performance of repair services. If these criteria are not met, the associated revenue is deferred until the criteria are met. Generally, these criteria require that there be an arrangement to sell the product, the product has been shipped or delivered in accordance with that arrangement, the sales price is determinable and collectibility is reasonably assured. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from year to year. Additionally, revenue from sales to certain resellers is subject to agreements allowing certain limited rights of return, marketing related rebates and price protection on unsold merchandise held by those resellers. Accordingly, an allowance for estimated future returns, marketing rebates, price protection and promotional programs is provided in the period of sale based on contractual terms and historical data. This allowance is subject to estimates by management in accordance with SAB 104 and, should actual results differ from these estimates, the impact on our operations could be significant.
     The distribution fee (as adjusted) we received in connection with the Media Distribution Agreement (“MDA”), discussed in Note 9 to the Consolidated Financial Statements in this Prospectus was recorded as deferred revenue and is being amortized using the straight-line method over ten years, which represents the estimated period over which existing media products at the commencement of the MDA will be sold. In addition, under certain circumstances the distribution fee may be refundable on a pro-rata basis over a ten year period from the date of the MDA.
     We currently estimate our allowance for uncollectible accounts based on known exposure for specific accounts, as well as historical bad debt experience. Our adherence to our established credit policies, including the monitoring of the financial condition of our customers, is critical to minimizing future bad debts.

  Inventory valuation and reserves
     Our inventory is a significant component of our total assets. In addition, the carrying value of inventory directly impacts our gross margins and operating results. Our inventory is recorded at the lower of cost or market, cost being determined under the first-in, first-out method. In addition, we must determine if reserves are required for excess or obsolete inventory for existing products, including products that will be discontinued in the near term, or future sales which may result in a loss. This determination requires significant judgment by management relating to future revenue by product and the estimated life cycles of certain products in a rapidly changing technology marketplace. Our ability to make accurate estimates regarding inventory usage and valuation is integral to minimizing inventory related charges in the future, and the extent of future charges could be impacted by unknown events or circumstances and the effect on our estimates.
  Goodwill
     Our business combination with Ecrix in November 2001 resulted in a significant amount of goodwill. Under FAS 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized to operations, but is assessed periodically for potential impairment based on estimates by management. An impairment may be indicated by a significant decrease in the trading price of our common stock and if such a decrease occurs, additional procedures are required to determine if the carrying value of the goodwill exceeds its implied fair value. Any impairment charge indicated by these tests could be significant to future operating results. As of December 31, 2004 and September 30, 2005, we have concluded that we have no goodwill impairment.
  Recent Accounting Pronouncements
     The Financial Accounting Standards Board has recently issued certain accounting pronouncements that may impact our business. For a complete discussion of these accounting pronouncements, see Note 17 to the Consolidated Financial Statements in this Prospectus.

Results Of Operations
     The following table presents the components of the Company’s Consolidated Statements of Operations in dollars, and as a percentage of revenue, and the percentage increase or decrease in each component from year to year for the three years ended December 28, 2002, January 3, 2004 and December 31, 2004, and the nine months ended September 30, 2004 and 2005.
  Consolidated Statements Of Operations
     (In thousands, except per share data. All share and per share amounts have been adjusted to reflect the 10:1 reverse split of the Company’s common stock, effective for trading on October 31, 2005.)

	Fiscal Years Ended
	December 28,			January 3,			December 31,
	2002			2004			2004
		% of	%		% of	%		% of
	$	Revenue	Change	$	Revenue	Change	$	Revenue
Net revenue	$133,191	100.0	(29.3)	$94,169	100.0	8.4	$102,051	100.0
Cost of goods sold	110,948	83.3	(29.2)	78,576	83.4	(2.0)	76,997	75.4

Gross profit	22,243	16.7	(29.9)	15,593	16.6	60.7	25,054	24.6
Operating expenses:
Selling, general and administrative	27,316	20.5	10.1	30,084	31.9	(20.9)	23,783	23.3
Engineering, research and development	23,713	17.8	(58.6)	9,826	10.4	(5.9)	9,244	9.1
Lease terminations and related costs	—	—	—	4,707	5.1	(100.0)	—	—

Total operating expenses	51,029	38.3	(12.6)	44,617	47.4	(26.0)	33,027	32.4

Loss from operations	(28,786)	(21.6)	(0.8)	(29,024)	(30.8)	72.5	(7,973)	(7.8)
Other income (expense):
Gain from sale of investment	1,500	1.1	(100.0)	—	—	—	—	—
Sale of technology	1,200	0.9	(100.0)	—	—	—	—	—
Interest expense	(2,024)	(1.5)	(527.0)	(12,859)	(13.7)	87.7	(1,581)	(1.5)
Loss on foreign currency translation	(803)	(0.6)	(130.5)	(1,851)	(2.0)	94.3	(105)	(0.1)
Other, net	(561)	(0.4)	124.3	130	0.1	(259.2)	(208)	(0.2)

Loss before income taxes	(29,474)	(22.1)	(47.9)	(43,604)	(46.3)	77.4	(9,867)	(9.6)
Income tax (expense) benefit	402	0.3	(121.9)	(88)	(0.1)	46.6	(47)	(0.1)

Net loss	(29,072)	(21.8)	(50.3)	(43,692)	(46.4)	77.3	(9,914)	(9.7)

Deemed dividend related to beneficial conversion features of preferred stock	(4,557)	(3.4)	87.8	(556)	(0.6)	(659.8)	(4,225)	(4.1)

Net loss available to common stockholders	$(33,629)	(25.2)	(31.6)	$(44,248)	(47.0)	68.0	$(14,139)	(13.8)

Basic and diluted loss per share	$(10.18)		31.4	$(6.96)		87.1	$(1.34)

     (In thousands, except per share data. All share and per share amounts have been adjusted to reflect the 10:1 reverse split of the Company’s common stock, effective for trading on October 31, 2005.)

	Nine Months ended (unaudited)
	September 30,			September 30,
	2004			2005
		% of	%		% of
	$	Revenue	Change	$	Revenue
Net revenue	$76,325	100.0	(8.7)	$69,704	100.0
Cost of goods sold	57,830	75.8	(14.2)	49,647	71.2

Gross profit	18,495	24.2	8.4	20,057	28.8
Operating expenses:
Selling, general and administrative	18,370	24.1	(10.2)	16,493	23.7
Engineering, research and development	6,883	9.0	5.9	7,288	10.4

Total operating expenses	25,253	33.1	(5.8)	23,781	34.1

Loss from operations	(6,758)	(8.9)	44.9	(3,724)	(5.3)
Other income (expense):
Gain from sale of investment	—	—	—	—	—
Sale of technology	—	—	—	—	—
Interest expense	(1,239)	(1.6)	7.8	(1,142)	(1.6)
Gain on foreign currency translation	560	0.7	23.8	693	0.9
Provision for settlement of litigation	—	—	100.0	(1,125)	(1.6)
Other, net	(176)	(0.2)	40.0	(118)	(0.2)

Loss before income taxes	(7,613)	(10.0)	28.9	(5,416)	(7.8)
Income tax (expense) benefit	(34)	—	47.1	(18)	—

Net loss	(7,647)	(10.0)	28.9	(5,434)	(7.8)

Deemed dividend related to beneficial conversion features of preferred stock	(4,225)	(5.5)	(100.0)	—	—

Net loss available to common stockholders	$(11,872)	(15.5)	68.0	$(5,434)	(7.8)

Basic and diluted loss per share	$(1.15)		54.0	$(0.47)

Net Revenue by Product Type
     The following tables present our revenue by product type in dollars (in thousands) and as a percentage of net revenue for each period presented:

	Fiscal Year Ended			Nine Months Ended
				September 30,	September 30,
	2002	2003	2004	2004	2005
Drives	$36,675	$28,415	$32,666	$24,661	$15,501
Automation	31,551	13,444	24,036	18,724	26,803
Media	58,777	44,457	41,146	29,710	26,210
Service, spares and other	9,445	9,077	7,413	5,568	4,302
Sales allowances	(3,257)	(1,224)	(3,210)	(2,338)	(3,112)

	$133,191	$94,169	$102,051	$76,325	$69,704

Drives	27.5%	30.2%	32.0%	32.3%	22.2
Automation	23.7	14.3	23.5	24.5	38.5
Media	44.1	47.2	40.3	38.9	37.6
Service, spares and other	7.1	9.6	7.3	7.3	6.2
Sales allowances	(2.4)	(1.3)	(3.1)	(3.0)	(4.5)

	100.0%	100.0%	100.0%	100.0%	100.0

  Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
     Our net revenue decreased 8.7% from $76,325,000 for the nine months ended September 30, 2004 to $69,704,000 for the nine months ended September 30, 2005. As expected, revenue from Legacy hardware and media products continued to decline in 2005, and decreased $6,510,000, or 30.7%, for the nine months ended September 30, 2005. Substantially all Legacy (Mammoth) hardware products have been discontinued as of September 30, 2005 and revenue from Legacy media products is expected to continue to decline, but at a decreasing rate, in the future. VXA-related revenue decreased $8,565,000, or 19.4%, for the nine months ended September 30, 2005. VXA drive revenue decreased 30.5% for the first nine months of 2005 due to a decrease in shipments to both OEM and distributor/reseller customers during both periods. In the third quarter of 2004, our largest OEM customer purchased an increased number of VXA drives to meet the one-time demand of a significant customer. In addition, this OEM customer decreased its inventory levels during the third quarter of 2005 in anticipation of the introduction of new drive products in the fourth quarter of 2005, which resulted in decreased revenue during the first nine months of 2005. Overall drive revenue from OEM customers decreased 29.5% and revenue from distribution/reseller customers decreased 45.5% for the first nine months of 2005. To some extent, increased sales of automation products in the distribution channel replaced sales of stand-alone tape drives. The VXA PL1 automation product, which was introduced in the first quarter of 2004, contributed significant revenue in the first nine months of 2004, as we experienced strong initial customer demand for this new product. Accordingly, VXA automation revenue decreased 15.2% for the first nine months of 2005, as compared to the new product revenue stream in the prior year. VXA media revenue, which is directly impacted by hardware shipments and sales, decreased 10.2% for the first nine months of 2005. In addition, VXA media revenue in 2005 was negatively impacted by a decrease in inventory being held by our media products distributor, as compared to 2004. LTO automation revenue increased $10,924,000 or 131.3% for the first nine months of 2005, primarily due to increased shipments of our new Magnum 2 1X7 product and our 110L and 221L automation products, to both OEM and distribution reseller customers.
     As a percentage of total net revenue, revenue from drives decreased for the first nine months of 2005, as compared to 2004, due to decreased shipments of Mammoth and VXA drives to OEM and distributor/reseller customers, as noted above. Net revenue from automation products increased significantly from 24.5% of total net revenue in the first nine months of 2004 to 38.5% of total net revenue for the same period in 2005. This increase is a result of increased shipments of LTO automation products, including the new Magnum 2 1X7 product which was introduced in the fourth quarter of 2004, net of a decrease in revenue from the VXA PL1 product, as noted above. Media revenue remained relatively consistent as percentage of total net revenue from 2004 to 2005, although Legacy media revenue decreased $1,482,000 and VXA related media revenue decreased $1,664,000 for the first nine months of 2005. The decreasing installed base of Mammoth drives and lower VXA hardware shipments during 2005 contributed to these decreases. Total revenue from service, spares, and other decreased in both dollars and as a percentage of total net revenue for the first nine months of 2005 as compared to 2004 due to the decreasing installed base of Mammoth drives and the impact on service revenue. Related service and repair costs also decreased in 2005, as compared to 2004. Sales allowances increased 33.1% in the first nine months of 2005, versus 2004, as sales promotion activities and programs increased, particularly for our newer VXA and LTO automation products. Stock rotation activity and product returns also increased from period to period.
  Fiscal 2004 Compared to 2003
     Our net revenue increased by 8.4% from $94,169,000 in 2003 to $102,051,000 in 2004. This increase was primarily due to increased revenue from automation products based on both the VXA and LTO technologies, and increased shipments of VXA drives to OEM customers. Our limited liquidity and overall financial condition in 2003 resulted in decreased inventory shipments from suppliers in 2003, particularly for automation products. In addition, acceptance of VXA Packet Technology by OEMs required longer than anticipated sales lead times while Mammoth and other legacy products continued to decline at an increasing rate in 2003, both of which events impacted 2003 revenue. As a percentage of total net revenue, revenue from drives and automation both increased in 2004 versus 2003. Unit shipments of VXA- drives increased 67%, while shipments of M2 drives decreased 38%, as expected. The dollar increase in drive revenue was impacted by a higher concentration of shipments to OEM customers at lower unit sales prices. Automation revenue increased due to the introduction of new VXA and LTO products during the first and fourth quarters of 2004, respectively, which contributed $9,590,000 and $1,159,000 of revenue during the year. In addition, shipments of legacy LTO automation products from suppliers increased to more historical levels in 2004, as our liquidity improved during the year. These increased shipments resulted in increased revenue from established LTO automation products during 2004. Although unit shipments of media products increased during 2004, revenue from these products decreased in both dollars and as a percentage of total net revenue. This decrease is due to overall lower unit sales prices in 2004, as compared to 2003, resulting from the consummation of the MDA with Imation in the fourth quarter of 2003. The increase in media unit shipments is primarily due to increased sales of VXA drive and automation products and the resulting increased shipments of related media products, net of a decrease in shipments of legacy media products. Total net revenue from service, spares and other decreased in 2004 as a result of the outsourcing of our repair operation to Teleplan in 2003, and the continued decrease in the number of higher service cost M2 drives under warranty. Sales allowances increased to more historical levels in 2004 and includes the cost of sales programs and rebates, product returns and stock rotation activity by channel distribution customers.
  Fiscal 2003 Compared to 2002
     Our net revenue decreased by 29.3% from $133,191,000 in 2002 to $94,169,000 in 2003. This decrease is primarily due to the continued downturn in business spending, the bankruptcy of a significant customer in the second quarter of 2003, the delay in achieving increased revenue from OEM customers due to longer than anticipated sales lead times with these customers, and decreased inventory shipments throughout the first six months of 2003 due to limited liquidity. As percentages of total net revenue, revenue from drives increased in 2003 over 2002. For 2003, revenue from VXA-1 and VXA-2 drives continued to replace declining sales of M2 drives but did not completely offset such decline. We began shipping VXA-2 drives to the OEM channel in the fourth quarter of 2002. As a percentage of total net revenue, revenue from libraries decreased from 23.7% in 2002 to 14.3% in 2003. This decrease is primarily the result of our inability to fulfill sales orders due to reduced library shipments from our supplier during 2003 because of liquidity issues. Media revenue increased as a percentage of total net revenue in 2003, as compared to 2002, primarily due to the increasing installed base of VXA drives and the related sales of media products. Total net revenue from service, spares and other remained relatively constant in 2003 as compared to 2002. Although our installed base of products increased, the installed base of higher service and warranty cost M2 drives continued to decrease. Total service revenue, and related costs, will likely decrease in the future as a result of the outsourcing of this function to Teleplan.

     Sales allowances decreased in 2003 by $2,033,000, due primarily to decreased stock rotation activity in the last three quarters of the year.
  Net Revenue by Customer Type
     The following table presents our revenue from different types of customers as a percentage of net revenue for each of the following years:

	Fiscal Year Ended			Nine Months Ended
				September 30,	September 30,
	2002	2003	2004	2004	2005
Distributor/Reseller	75.6%	68.5%	70.0%	72.6%	74.0%
OEM	18.6	20.4	24.3	21.9	22.0
End user and other	5.8	11.1	5.7	5.5	4.0

	100.0%	100.0%	100.0%	100.0%	100.0%

  Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
     Revenue from OEM customers decreased $1,363,000, or 8.2% for the first nine months of 2005, as compared to the same period in 2004. Although shipments of LTO automation products to these customers increased in the first quarter of 2005, the impact of decreased Mammoth and VXA drive related revenue for the nine months, in particular revenue from our largest OEM customer, IBM, resulted in an overall decrease in revenue. Our ongoing efforts to expand our revenue base with our OEM customers is a key component of our business plan and our ability to return to profitability. With the exception of the third quarter of 2005, OEM revenue has increased each quarter as a percentage of total net revenue during 2004 and 2005.
     Revenue from distributor/reseller customers increased as a percentage of revenue for the first nine months of 2005, as compared to 2004, as a result the overall decrease in revenue in 2005, and decreased revenue from OEM customers as noted above. Revenue from sales to Imation, the exclusive distributor of our media products, is included in the distributor/reseller category and decreased for the first nine months of 2005. Revenue from end user customers (primarily service, repair and spare parts) decreased as a percentage of total revenue due to a decrease in service revenue. We intend to focus our efforts on generating increased awareness and demand for our VXA product line and our LTO automation products in the worldwide distribution channel.
  Fiscal 2004 Compared to 2003
     Revenue from OEM customers continued to increase in 2004, as shipments of VXA drives and automation products, as well as LTO automation products, increased from 2003 levels. OEM revenue was also affected by the continuing decrease in sales of Mammoth products to OEM customers. Sales of hardware and media products to distribution customers, including Imation, also increased due to increased shipments of these products and related media. The decrease in end user and other revenue in 2004 is due to lower service, repair and spare part sales.
  Fiscal 2003 Compared to 2002
     Revenue from distributor/reseller customers decreased as a percentage of net revenue from 2002, as compared to 2003, due to an increase in revenue from OEM and end-user customers (primarily service, repair and sales of spare parts) in 2003. Our ongoing effort to sell VXA products to OEMs was and is an important part of our business plan and such revenue continued to increase as a percentage of net revenue throughout 2003.

  Net Revenue by Geographic Region
     Geographically, revenue is attributed to the customer’s location. The following table summarizes our revenue by geographic region as a percentage of total net revenue:

	Fiscal Year Ended			Nine Months Ended
				September 30,	September 30,
	2002	2003	2004	2004	2005
United States	72.5%	69.1%	71.2%	72.8%	72.6%
Europe/Middle East	20.1	22.7	22.8	21.7	23.6
Asia Pacific	6.8	7.7	4.5	3.6	3.4
Other	0.6	0.5	1.5	1.9	0.4

	100.0%	100.0%	100.0%	100.0%	100.0%

  Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
     Revenue from customers in Europe/Middle East increased in the first nine months of 2005 due to a significant increase in revenue from our largest OEM customer in Europe relating to our LTO automation products in the first quarter of 2005. Revenue from customers in Europe/Middle East decreased in the third quarter of 2005 due to lower hardware shipments to both OEM and distributor/reseller customers and overall lower media revenue from the region. Acceptance of our VXA technology has been slower than expected in both Europe and Asia Pacific. Expansion of revenue from both OEM and distribution customers in both Europe and Asia Pacific is a key component of our future business strategy, as we believe our market share in both regions is below expectation.
  Fiscal 2004 Compared to 2003
     Revenue from domestic customers increased to 71.2% of total net revenue in 2004 from 69.1% in 2003. Revenue from the Europe and Asia Pacific regions was impacted by the MDA with Imation for media shipments, as discussed below. In Europe, increased OEM revenue was offset by decreased distribution revenue in the region. In Asia Pacific, hardware sales remained flat or decreased as sales lead times for both new OEM and distribution customers were longer than anticipated. Increasing revenue from customers outside of the U.S. is a key component of our business strategy in 2005 and thereafter, and will require additional marketing and sales resources to expand our market share in these geographic areas.
     In 2004, a substantial portion of our media shipments were to Imation’s domestic locations. Imation then distributed the media to its customers in countries throughout the world. Accordingly, this revenue is included in the United States geographic region for 2004, and decreased revenue allocated to other geographic regions, as presented in the above table.
  Fiscal 2003 Compared to 2002
     Revenue from customers in Europe and Asia Pacific increased in 2003 from 26.9% to 30.4% of total net revenue, due to increased sales of library products to OEM customers and increased market penetration of the VXA technology in these regions. Revenue from European customers decreased by $5,376,000 and revenue from Asia Pacific customers decreased by $1,766,000. These decreases were related to worldwide economic issues, as well as inventory shortages due to our lack of liquidity during 2003. International revenue totaled $29,094,000 in 2003.

  Significant Customers
     The following table summarizes customers who accounted for 10% or more of revenue, and other significant customers, for the years presented:

	Fiscal Year Ended			Nine Months Ended
				September 30,	September 30,
	2002	2003	2004	2004	2005
Imation	1.8%	8.8%	39.8%	38.2%	38.8%
Tech Data	15.8	16.2	10.5	11.8	18.8
Ingram Micro	17.9	16.0	9.0	11.2	10.8
IBM	7.9	6.8	12.9	11.3	7.2
Fujitsu Siemens	3.2	5.9	8.7	7.9	11.0
Digital Storage	16.1	1.9	0.0	0.0	0.0
     No other customers accounted for 10% or more of sales in any of these years. We cannot guarantee that revenue from these or any other customers will continue to represent the same percentage of our revenue in future periods.
  Cost of Sales and Gross Margin
     Our cost of goods sold includes the actual cost of all materials, labor and overhead incurred in the manufacturing and service processes, as well as certain other related costs, which include primarily provisions for warranty repairs and inventory reserves.
  Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
     Cost of goods sold decreased from $57,830,000 for the first nine months of 2004 to $49,647,000 for the same period of 2005. Gross margin percentages increased from 24.2% for the first nine months of 2004 to 28.8% for the same period of 2005. Gross margin for the first nine months of 2004 was negatively impacted by a higher concentration of revenue from OEM customers at lower margins and by the effect of foreign currency fluctuations for product purchases denominated in Yen at a fixed conversion rate, which increased cost of goods sold by $488,000 in the period. Gross margins for 2005 were positively impacted by overall lower drive product costs, a more favorable product mix, which included increased automation revenue at higher margins, as well as increased shipments to distributor/reseller customers at higher margins. Margins for the first nine months of 2005 also improved due to decreased service costs, primarily due to an overall decrease in Mammoth drives returned for service. Gross margins for the first nine months of 2005 include a provision for excess and obsolete inventory of $950,000 compared to a provision of $550,000 for the first nine months of 2004.
  Fiscal Year 2004 Compared to 2003
     Cost of goods sold decreased from $78,576,000 in 2003 to $76,997,000 in 2004, although revenue increased 8.4% in 2004. Gross margin percentage increased to 24.6% in 2004, as compared to 16.6% in 2003, due primarily to increased revenue from automation products at higher margins, overall lower drive product costs and a decreased provision for excess and obsolete inventory in 2004. Such provisions totaled $9,814,000 in 2003 versus $1,150,000 in 2004. These provisions had a 10.4% and 1.1% negative impact on the overall gross margin in 2003 and 2004, respectively. Gross margins were positively impacted in both 2004 and 2003 by lower warranty costs resulting from a decrease in M2 drives under warranty and an overall decrease in warranty cost per unit. Gross margins in 2004 were negatively impacted by a higher percentage of revenue from OEM customers and decreased margins on media sales resulting from the Imation Media Distribution Agreement discussed previously. Gross margins for 2003 were also negatively impacted by increased OEM sales, as well as the effect of foreign currency fluctuation on product purchases denominated in Yen at a fixed conversion rate during the first quarter of the year.

  Fiscal Year 2003 Compared to 2002
     Our cost of goods sold decreased from $110,948,000 for 2002 to $78,576,000 in 2003 due to decreased revenue. Our gross margin percentage remained constant at 16.7% in 2002 and 16.6% in 2003. In 2002, cost of goods sold included restructuring charges of $3,857,000. In 2003, cost of goods sold included additional inventory reserves of $9,814,000. The restructuring charges in 2002 had an approximate 3.1% impact on our gross margin percentage. In 2003, the additional inventory reserves had an approximate 10.4% impact on our gross margins. In 2003, gross margins were positively impacted by decreases in fixed costs due to headcount reductions in 2002 and early 2003, decreased warranty reserves, primarily resulting from the decrease in the number of units under warranty for Mammoth and M2 products, an overall decrease in standard warranty cost per unit, and lower freight costs. Gross profit in 2003 was negatively impacted by a higher percentage of sales to OEM customers at lower gross margins and the effect of foreign currency fluctuations for product purchases denominated in yen at a fixed conversion rate, which totaled $1,381,000. Gross profit for 2002 was negatively impacted by increased inventory reserves, the write-off of an in-process capital asset project and additional reserves recorded for vacated excess facilities.
  Selling, General and Administrative
     Selling, general and administrative (“SG&A”) expenses include salaries, sales commissions, advertising expenses and marketing programs.
  Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
     SG&A expenses decreased from $18,370,000 for the first nine months of 2004 to $16,493,000 for the first nine months of 2005. The decrease is primarily due to headcount reductions in the fourth quarter of 2004 and the second quarter of 2005, net of restructuring costs totaling $470,000 in 2005 relating to headcount reductions in our European and domestic sales functions. In addition, legal fees increased in the third quarter of 2005 and technical support costs decreased as a result of the outsourcing of this function in the first quarter of 2005. Decreased SG&A expenses in the first nine months of 2005 were also a result of these headcount reductions and other cost control measures.
  Fiscal Year 2004 Compared to 2003
     SG&A expenses decreased from $30,084,000 in 2003 to $23,783,000 for 2004. SG&A expenses in 2003 included $5,962,000 for bad debt expense related to a major customer. SG&A for 2004 decreased as a result of headcount reductions in the latter portion of 2003, the impact of which was primarily realized in 2004, and additional headcount reductions in the fourth quarter of 2004, as well as overall cost control measures, which included limitations on expenses and new hiring. SG&A expenses in 2004 increased as a result of increased sales and marketing and advertising programs designed to increase the market awareness of VXA technology and related products. SG&A expense in 2004 includes $175,000 related to compliance with the Sarbanes-Oxley Act of 2002.
  Fiscal Year 2003 Compared to 2002
     SG&A expenses increased from $27,316,000 in 2002 to $30,084,000 for 2003. SG&A expenses included restructuring charges of $688,000 in 2002, and in 2003 included $5,962,000 for bad debt expense related to a major customer. SG&A for 2003 also included decreases due to headcount reductions in 2002 and 2003, the impact of which was primarily realized in 2003, and overall cost control measures implemented in 2003, which included limitations on expenses and new hiring, although such expenses did not decrease in proportion to the decrease in revenue.
  Engineering, Research And Development
     Engineering, research and development expenses include salaries, third-party development costs and prototype expenses.
  Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
     Engineering, research and development expenses increased from $6,883,000 in the first nine months of 2004 to $7,288,000 in the first nine months of 2005. Decreases resulting from headcount reductions were offset by increased engineering costs related to the development of several new products, which are expected to be introduced in the fourth quarter of 2005 and in 2006. Management believes that the Company continues to have the necessary resources in place to meet all technology development related milestones.
  Fiscal Year 2004 Compared to 2003
     Engineering, research and development expenses decreased from $9,826,000 in 2003 to $9,244,000 for 2004. The decrease in 2004 is the result of the net impact of headcount reductions and an increase in costs incurred in developing new VXA and LTO drive and automation products.
  Fiscal Year 2003 Compared to 2002
     Engineering, research and development expenses decreased from $23,713,000 in 2002 to $9,826,000 for 2003. The decreases in 2003 are the result of significant headcount reductions, lower costs for external engineering, and a decrease in costs incurred in developing future VXA tape drives and related automation products.
  Lease Terminations and Related Costs
     During the third quarter of 2003, we were in default under three lease agreements for facilities due to delinquent rental payments. For the first property, which included our headquarters, the lessor terminated the original lease and subsequent short-term lease on June 30, 2003, and we ceased use of the building on that date. Remaining lease payments under the original lease total approximately $1,600,000. The lessor under this lease commenced litigation against the Company and claimed damages relating to the rental default and an alleged failure to maintain the leased premises. In October 2003, we reached a settlement with the lessor for the payment of the remaining lease payments over a one-year period commencing in November 2003.
     In September 2003, we entered into a note payable in the amount of $3,060,000 with the lessor of certain of our office and manufacturing facilities, in settlement of all past and future amounts due under the lease for such facilities. The note is unsecured, is payable interest only through September 2008, at which time the entire principal amount is due and bears interest at the prime rate for the first year (4.0% at September 27, 2003), 6.0% for years two through four and 10.0% for year five. Interest on the note was imputed at a rate of 9.0% over the term of the note and, accordingly, the note was recorded net of discount of $359,000. The 9.0% rate was considered to be a market interest rate based on other borrowings of the Company. The discount will be recognized over the term of the note as additional interest expense using the effective interest method. We also settled our obligation under a third lease for our former San Diego, California sales office space, which totaled approximately $170,000.
     As a result of the lease terminations and settlements and the Company ceasing to use the leased facilities, we recorded lease termination expense and related costs totaling $4,707,000 in 2003. Included in this amount is $4,498,000 of past and future rental payments and $972,000 of accelerated amortization of leasehold improvements, less $763,000 of related deferred rent concessions.
  Other Income (Expense), Net
     Other income (expense), net consists primarily of income from the sales of our ownership interests in other companies, a one-time sale of technology, interest income and expense, provision for litigation settlement, foreign currency fluctuation gains and losses and other miscellaneous items.
  Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004
     For the first nine months of 2005, all interest expense relates to borrowings under our bank lines of credit and notes payable to suppliers. Borrowings under the lines of credit were higher in 2004 (prior to the completion of the Series AA preferred stock transaction in May 2004) and the first nine months of 2005 includes a $100,000 prepayment fee relating to the termination of the Silicon Valley Bank loan agreement. In addition, the interest rate on our line of credit with our bank was higher in 2005 due to increases in the prime rate.
     We will have higher interest expense in the future as a result of the sale of the Convertible Notes and warrants on October 31, 2005 and the transactions on that date with Imation. See Notes 4 and 7 to the consolidated financial statements included herein. As indicated in Note 4, such warrants will be valued and accounted for using a to-be-determined pricing model. The resulting value, as well as the value of any beneficial conversion feature related to the conversion price of the Notes, will be recorded as debt discount and amortized to interest expense over the term of the Convertible Notes using the effective interest method. Such additional non-cash interest expense will likely be significant to the Company’s future results of operations.
     The result of foreign currency translations were gains of $560,000 and $693,000 for the first nine months of 2004 and 2005, respectively. These gains were primarily due to fluctuations in the Japanese Yen and the Euro against the U.S. Dollar during both periods and the resulting impact from the translation of a note payable to a supplier denominated in Yen.
     In the second quarter of 2005, we recorded a provision for settlement of litigation of $1,125,000. See Note 10 to the consolidated financial statements included herein.
  Fiscal Year 2004 Compared to 2003
     In 2004, other income (expense) includes cash interest expense of $1,581,000 incurred on our bank line of credit and notes payable to suppliers and others, which decreased in 2004, compared to 2003, due primarily to lower outstanding balances on our line of credit during the year.
     The result of foreign currency translations was a loss of $1,851,000 in 2003, primarily due to a significant strengthening of the Yen and the Euro against the U.S. dollar in the last half of 2003. Although fluctuations from quarter to quarter in 2004 were significant, the net impact of foreign currency fluctuations was a loss of $105,000 for the year.
  Fiscal Year 2003 Compared to 2002
     In 2003, other income (expense) includes interest expense of $12,859,000 of which $10,146,000 was stock-based interest related to the issuance of common stock in exchange for investor guaranties on our bank line of credit (discussed in detail below under “Borrowings”). The remaining interest expense was cash interest and fees incurred on our bank line of credit. In 2002 we recognized interest expense of $2,024,000, of which $541,000 related to the beneficial conversion feature of a bridge loan and the value of related stock warrants. Interest incurred on our bank line of credit was higher in 2003 compared to 2002 due to an interest rate of 9.5% for 2003 as compared to 5.5% for 2002.
     During 2002, we sold our remaining ownership interest in CreekPath Systems, Inc., resulting in a gain of $1,500,000. Also, during 2002, we recognized income of $1,200,000 related to the sale of a manufacturing license agreement. Both of these items are included in other income for 2002.
     The result of foreign currency translations fluctuated from a loss of $803,000 to a loss of $1,851,000 for 2002 and 2003, respectively. These fluctuations resulted primarily from a significant strengthening of the Yen and the Euro against the U.S. dollar in both 2002 and 2003, particularly in the last four months of 2003.
  Taxes
     In 2003, 2004, and the nine months ended September 30, 2005, we recognized tax expense of $88,000, $47,000 and $18,000 respectively, related to our foreign operations. For 2002, we recorded a benefit from income taxes in the amount of $402,000, primarily as a result of a Federal income tax refund received in the amount of $453,000. This refund was for a prior year filing and related to issues for which tax expense had previously been recorded. Based on cumulative operating losses over the prior five years and the uncertainty regarding future profitability, we continue to reserve 100% of our deferred tax assets. We believe a 100% valuation allowance will be required until we achieve a consistent and predictable level of profitability.
     At December 31, 2004 , we had domestic net operating loss carry forwards available to offset future taxable income of approximately $207,000,000, which expire between 2005 and 2024. Under the Tax Reform Act of 1986, the amount of and the benefit from net operating losses that can be carried forward may be limited in certain circumstances. Due to a cumulative ownership change of more than 50% over a three-year period which occurred in November 2001 in connection with the Ecrix acquisition, the portion of Exabyte’s and Ecrix’s pre-business combination tax carryovers totaling $153,000,000 that can be utilized in any one taxable year for federal tax purposes is limited to approximately $1,200,000 per year through 2021. Ownership changes after December 31, 2004 could further limit the utilization of our remaining net operating loss carry forward of $54,000,000, in addition to any losses incurred subsequent to December 31, 2004. As of December 31, 2004, we had approximately $73,000,000 of total net operating loss carryforwards that may be used to offset future taxable income.
  Loss Per Share
     Basic and diluted loss per share was $1.34 in 2004 compared to $6.96 in 2003 and $10.18 in 2002 The basic and diluted loss per share for the nine months ended 2005 was $0.47 compared to $1.17 for the same period in 2004. Included in loss per share for 2004, 2003 and 2002, and the nine months ended September 30, 2004, is $4,225,000, $556,000, $4,557,000 and $4,225,000, related to the beneficial conversion features of the Company’s preferred stock. Outstanding common shares increased throughout 2004 and 2005 due to the payment of dividends on preferred stock paid in common shares. In addition, outstanding common shares increased significantly in 2003 due to shares issued for loan guaranties. Included in the 2002 per share loss amounts are restructuring charges of $1.45 per share. The effect of convertible preferred stock and common stock options was antidilutive in all periods presented.
Liquidity And Capital Resources
  Liquidity Issues
     We have incurred losses for the past several years, including losses of $29,072,000, $43,692,000 and $9,914,000 in 2002, 2003 and 2004, respectively, and $5,434,000 for the first nine months of 2005 and had limited liquidity as of September 30, 2005. We have continued to reassess our business and investigate various strategic alternatives that would increase liquidity and working capital. These alternatives have included one or more of the following:
•	Obtaining additional capital from debt or equity fund raising activities;

•	Strategic alliance or business combination and related funding from such a relationship;

•	Restructuring of notes payable and trade payables to certain suppliers to provide for extended payment terms;

•	Continued restructuring of current operations to decrease operating costs and improve gross margins; or

•	Sale of all or a portion of operations or technology rights.
     We continue to explore these and other options that would provide additional capital for current operating needs or longer-term objectives. On October 31, 2005, we completed the sale of $9,550,000 of 10% Convertible Subordinated Notes and warrants. The proceeds from this offering will be used for general working capital purposes, including new product development and marketing activities. In 2004 and in November 2005, we successfully restructured the payment terms of a note payable to a supplier resulting in the deferral of payments into 2006 and 2007. In March, 2005, we entered into a new line of credit with Wells Fargo replacing Silicon Valley Bank, which new line provides additional borrowing capacity for us. Currently, our primary sources of funding are our availability under our bank line of credit, notes payable to suppliers and others, and our ability to generate cash from operations.
     Also on October 31, 2005, we entered into an Amendment of the MDA with Imation which results in increased gross margins on the sale of our media products, effective January 1, 2006. We believe the modification of the MDA, and the related increase in gross margins, improves our opportunity for future profitability. Increasing revenue from hardware products, increasing unit shipments of media products, and maintaining or decreasing operating costs are critical factors in achieving profitable operations. However, there can be no assurance that we will achieve profitable operations in the near term, and if we do not generate sufficient cash flow to support our operations, we may not be able to continue as a going concern.
     An inability to increase revenue to the level anticipated in our forecasts, a loss of a major customer for VXA or other products, an interruption in delivery of manufactured products from suppliers, increases in product costs, significant unbudgeted expenditures, or other adverse operating conditions could impact our ability to achieve our forecasted cash generated from operations, which may result in a need for additional funding from external sources. Any new indebtedness would require the approval of our lender under the terms of our line of credit and the holders of two-thirds of the outstanding principal amount of the Convertible Notes or an agreement acceptable to those parties for the subordination of the new indebtedness to the line of credit and the Convertible Notes. There is no assurance that additional funding will be available or available on terms acceptable to us.
  Cash Flows — Nine Months Ended September 30, 2005
     As of September 30, 2005 we have $283,000 in cash and cash equivalents and negative working capital of $8,105,000. During the first nine months of 2005, we had $1,169,000 in cash provided by operating activities, $1,623,000 used by investing activities and $293,000 provided by financing activities.
     The components of cash provided by operations include our net loss of $5,434,000, adjusted for depreciation and amortization expense, provision for uncollectible accounts receivable and sales returns and programs, amortization of deferred revenue, provision for excess and obsolete inventory, provision for settlement of litigation, gain on foreign currency translation and other non-cash items, all of which totaled cash provided of $1,608,000. In addition, cash flows from operating activities in the first nine months of 2005 were impacted by a decrease in accounts receivable of $1,719,000 resulting from improved collections, and a decrease in inventory of $2,794,000, as we decreased our finished goods inventory to improve liquidity. Cash provided by financing activities is comprised primarily of net borrowings on the bank line-of-credit offset by payments on notes payable to a supplier of $1,879,000. Cash used by investing activities relates to the purchase of equipment and tooling related to new product development activities.
     Our cash from operations can be affected by the risks involved in our operations, including revenue growth, the successful introduction and sales of new product offerings, control of product costs and operating expenses, and overall management of working capital items. Cash required for capital expenditures is expected to total approximately $2,100,000 in 2005, and relates primarily to tooling for new product development activities and investment in information technology equipment.
  Cash Flows — 2004
     As of December 31, 2004, we have $444,000 in cash and cash equivalents and working capital of $2,988,000. During 2004, we had $13,357,000 in cash used by operating activities, $1,761,000 used by financing activities and $8,583,000 provided by investing activities.
     The components of cash used by operations include our net loss of $9,914,000, adjusted for depreciation and amortization expense, stock-based interest expense, provision for uncollectible accounts receivable and sales returns and programs, amortization of deferred revenue, provision for excess and obsolete inventory, stock based compensation and loss on foreign currency translation and other non-cash items, all of which totaled cash provided of $2,310,000. In addition, cash flows from operating activities in 2004 was impacted by (1) a decrease in accounts receivable of $627,000 resulting from increased collections and a decrease in days-sales-outstanding, (2) an increase in inventory of $1,463,000 due to an increase in finished goods inventory to take advantage of lower freight costs for ocean shipments of product and to meet customer demands in the first quarter of 2005, and (3) a decrease in accounts payable and accrued liabilities of $3,672,000 due primarily to the settlement of a stock based interest liability and certain inventory purchase commitments. Cash used by financing activities is comprised primarily of net payments on the bank line-of-credit and other notes payable of $15,228,000 and the net proceeds from the sale of preferred stock of $23,811,000. Cash used by investing activities relates to the purchase of equipment and leasehold improvements.
  Cash Flows — 2003
     As of January 3, 2004, we had $6,979,000 in cash and cash equivalents and negative working capital of $6,561,000. In January 2004, we used a substantial portion of our cash balance to repay our bank line-of-credit balance of $6,498,000. During 2003, we had $23,258,000 in cash provided by operating activities, $2,393,000 used by financing activities and $14,550,000 used by investing activities.
     The components of cash provided by operations include our net loss of $43,692,000, reduced by depreciation and amortization expense, stock-based interest expense, provision for uncollectible accounts receivable and sales returns and programs, provision for excess and obsolete inventory, lease termination expense and loss on foreign currency translation, all of which totaled $35,290,000. In addition, cash flows from operating activities in

2003 was impacted by (1) a decrease in accounts receivable of $11,808,000 resulting from a reduction in days-sales-outstanding from 127 days at December 28, 2002 to 56 days at January 3, 2004, as well as the write-off of a $5,962,000 receivable balance from a significant customer that filed bankruptcy in 2003, (2) an increase in deferred revenue related to the $18,500,000 distribution fee received from Imation, (3) a decrease in inventory of $2,683,000 due to increased usage and disposition of inventory items during 2003, and (4) a decrease in accounts payable and accrued liabilities of $2,770,000 due in part to the use of the proceeds from the Media Distribution Agreement to pay aged payables and accrued liabilities. Cash used by financing activities was comprised primarily of net payments on the bank line-of-credit and other notes payable of $16,065,000 and the proceeds from the sale of preferred stock of $1,500,000. Cash used by investing activities relates to the purchase of equipment and leasehold improvements.
  Cash Flows — 2002
     As of December 28, 2002, we had $664,000 in cash and cash equivalents and negative working capital of $5,199,000. From 2001 to 2002, our cash and cash equivalents decreased $1,533,000 due to $13,267,000 used by operating activities, $2,054,000 used by investing activities and $13,788,000 provided by financing activities. Cash used by operating activities was primarily attributable to our net loss of $29,072,000, but positively impacted from a $13,843,000 increase in accounts payable. Cash used by investing activities was primarily from capital expenditures of $3,903,000 offset by $1,590,000 in cash proceeds from sales of investments. Cash provided by financing activities was primarily a result of $7,081,000 from the issuance of stock, $1,000,000 from a bridge loan, net borrowings of $6,269,000 on our line of credit and principal payments of $1,013,000 on long-term debt obligations.
Borrowings
  Convertible Subordinated Notes
     On October 31, 2005, we completed the sale of $9,550,000 million of 10% Convertible Subordinated Notes and warrants to purchase 4,775,000 shares of common stock. The Convertible Notes are payable interest only through 2010, at which time the principal amount is due in total. Interest on the Convertible Notes is payable quarterly in our common stock. The principal amount of the Convertible Notes was convertible into common stock at the initial conversion price of $2.80 per share throughout the term of the Convertible Notes. On December 1, 2005, the 30 day anniversary of issuance, the conversion price was adjusted to $1.80 per share. The initial exercise price of the warrants, which have a five-year term, was also $2.80 per share; however, the exercise price was adjusted to the adjusted conversion price of the Convertible Notes, or $1.80 per share. The Convertible Notes are collateralized by a security interest in all of our assets and are, subordinate to the security interest granted, and our indebtedness, under our line-of-credit agreement with Wells Fargo. See Note 4 to the consolidated financial statements included herein.
     The Convertible Notes may be prepaid at any time at the then outstanding principal amount. Under certain circumstances, including prepayment during a period of default (which includes a change of control) or in connection with a reorganization, a prepayment premium may be required; the premium is the greater of (1) 20% of the outstanding principal or (2) the excess over the principal amount of the product of the an average market price of the common stock at the time multiplied by the number of common shares issuable upon the conversion of the Convertible Notes. We are obligated to register the underlying common shares that would be issued upon conversion of the Convertible Notes and exercise of the warrants, as well as common shares that will be issued as interest over the term of the Convertible Notes.
  Line of Credit — Wells Fargo Business Credit, Inc.
     On March 9, 2005, we entered into a new asset-based line-of-credit agreement with Wells Fargo Business Credit, Inc. (“Wells Fargo”) which currently provides for borrowings of up to $20,000,000 based on 80% of eligible accounts receivable (as defined), and 25% of eligible finished goods inventory (as defined). Accordingly, borrowing availability under the line of credit varies based on the balances of accounts receivable and inventory throughout the month, quarter or year. Borrowings are secured by substantially all of the Company’s assets. This agreement matures on March 31, 2008, and replaced the loan agreement with Silicon Valley Bank, as described below, which was terminated in March 2005. Interest under the new agreement with Wells Fargo is currently being charged at the lender’s prime rate plus 3% (9.75% at September 30, 2005) and the agreement includes financial covenants and other restrictions relating to, among other things, operating results, the maintenance of minimum levels of net worth or deficit, limits on inventory levels with product distributors, limits on capital expenditures, liens, indebtedness, guarantees, investment in others and prohibitions on the payment of cash dividends on common or preferred stock. Events of default include a change in control. As of June 30 and September 30, 2005 we were in violation of covenants relating to our operating results and maintenance of specified levels of net worth or deficit and received a waiver of such violations in August and October 2005. In connection with the waivers, the agreement was amended to provide for revised financial covenants for the remainder of 2005 relating to operating results and the maintenance of minimum net worth or deficit, an interest rate equal to the prime rate plus 3%, subject to decrease if debt or equity capital is obtained, and a reduction in the borrowing advance rate for eligible inventory. The outstanding balance under the line of credit was $8,304,000 at September 30, 2005.
  Line of Credit — Silicon Valley Bank
     On June 18, 2002, we entered into a $25,000,000 line of credit agreement (the “Agreement”) with Silicon Valley Bank (“SVB”) that originally expired in June 2005. The agreement was modified several times during 2003 for violations of various financial covenants and to revise certain terms and conditions, including a decrease in maximum borrowings to $20,000,000 and to provide for interest to be charged at a rate of prime plus 5.25%. On October 10, 2003, the Agreement was modified to extend the term of the Agreement through September 30, 2005, under similar terms and conditions. In May, 2004, we entered into a revised agreement (the “Revised Agreement”), which provided for borrowings of up to $20,000,000 based on 75% of eligible accounts receivable (as defined). No borrowings were available based on inventory balances. Interest was generally charged at the prime rate plus 2.0%, and the Revised Agreement included financial covenants relating to operating results, limits on inventory levels with product distributors, the maintenance of minimum levels of net worth or deficit and prohibitions on the payment of cash dividends. As noted above, this agreement was terminated in March 2005.
  Notes Payable — Suppliers
     During 2003, we entered into agreements with four of our largest suppliers that converted certain accounts payable and accrued liability amounts outstanding at December 28, 2002, totaling $20,900,000, to unsecured notes payable. These amounts were due through 2005 and bore interest at rates ranging from zero to 5%. At September 30, 2005, the remaining balance of $4,892,000 is due to one supplier, Hitachi, Ltd. (“Hitachi”). In November 2004 and November 2005, the payment terms for this note were restructured to provide for repayment through March 31, 2007, with interest at 2.1% through March 31, 2006 and 3.1% thereafter. In September 2003, we entered into restructuring and note payable agreements with a fifth supplier, Solectron Corporation (“Solectron”), for $8,991,000 which converted accounts payable and current inventory purchase commitments to a note payable bearing interest at 9%. In May 2004, we made a $2,020,000 prepayment on the Solectron note and revised the payment schedule. As of September 30, 2005, all inventory purchase commitments had been satisfied, and the total amount due to Hitachi and Solectron under the remaining notes payable — suppliers is $6,657,000 which is payable as follows: 2005 — $1,206,000; 2006 — $4,824,000; 2007 - $627,000. We accounted for the modification of the liabilities under EITF 96-19, Debtors Accounting for a Modification or Exchange of Debt Instruments (“EITF 96-19”). In accordance with the provisions of EITF 96-19, the terms of the notes are not considered to be substantially different than the terms of the original liabilities.
  Note Payable — Lessor
     In September 2003, we entered into a note payable in the amount of $3,060,000 with the lessor of certain of our former office and manufacturing facilities, in settlement of all past and future amounts due under the lease for such facilities. The note is unsecured, is payable interest only through September 2008, at which time the entire principal amount is due. The interest rate on the note at September 30, 2005 is 6.0% and this rate will continue until September 2007, at which time the rate increases to 10.0% for the final year of the note. Interest on the note was imputed at a rate of 9.0% over the term of the note and, accordingly, the note was recorded net of discount of $359,000. The 9.0% rate was considered to be a market interest rate based on other borrowings of the Company. The discount is being recognized over the term of the note as additional interest expense using the effective interest method.
  Media Distribution Agreement
     On November 7, 2003, we entered into a Media Distribution Agreement (“MDA”) with Imation whereby we granted Imation the exclusive worldwide marketing and distribution rights for the Company’s proprietary removable data storage media. In exchange for such rights, Imation paid us a one-time distribution fee of $18,500,000. Under the MDA, we agreed to grant Imation a second security interest in our intellectual property to secure the Company’s obligations under the MDA and a seat as an observer on our Board of Directors. The MDA has an indefinite term, but provides for termination by Imation upon 180 days’ prior written notice to the Company, or upon a material default by either party. If Imation terminates the MDA because of a material default by Exabyte, we must pay Imation a prorated portion of the distribution fee (based on 10 years from November 7, 2003). If the MDA is terminated by Imation, we are not obligated to refund any portion of the distribution fee. The MDA provided for discounted sales prices to Imation such that Imation was able to obtain a gross margin of at least 25% on sales to third parties.
     On October 31, 2005, we entered into an Amendment of the MDA (“Amendment”), whereby sales prices to Imation will be adjusted such that Imation will be able to obtain a gross margin of 8% for the period from January 1, 2006 to December 31, 2006, and 10% thereafter. As consideration for the revision of the gross margin, we agreed to provide the following to Imation; (1) a $5,000,000 note payable, bearing interest at 10% beginning January 1, 2006, with interest only payments through 2007 and equal quarterly principal and interest payments commencing on March 31, 2008 and continuing through December 31, 2009, (2) 1,500,000 shares of common stock and warrants to purchase 750,000 shares of common stock at $1.80 per share, as adjusted, and (3) a $2,000,000 credit to be applied against product purchases by Imation subsequent to January 1, 2006. The Amendment also decreased the amount of the distribution fee that would be required to be repaid to Imation due to a termination of the MDA to $8,500,000. In addition, on October 31, 2005, Imation loaned $2,000,000 to the Company under a note payable which bears interest at 10% and is payable interest only through December 15, 2006, at which time the principal amount is due in total. In connection with the $5,000,000 and $2,000,000 notes, we granted Imation a security position in substantially all of our assets. These notes are subordinated to the security interests of, and our indebtedness to, Wells Fargo and the holders of the Convertible Notes. Events of Default under the Imation notes include, among others, a material default under the MDA not cured within a specified time. See Note 7 to the consolidated financial statements included herein.
Non-Current Liabilities And Contractual Obligations
 We are committed to make certain payments for non-current liabilities including notes payable. Our cash payments due under these contractual obligations as of September 30, 2005 are as follows:

		1 - 3
(In thousands)	Less than 1 year	years	After 3 years	Total
Notes payable	$4,793	$4,827	$—	$9,620
Operating leases	923	2,583	658	4,164
Capital lease obligations	42	—	—	42

	$5,758	$7,410	$658	$13,826

     We expect to fund these obligations through cash generated from operations, borrowings under our bank line of credit and, if necessary, additional external debt or equity financings.
     In addition, we have issued irrevocable letters-of-credit in favor of certain suppliers totaling $750,000, of which $500,000 expires December 31, 2005 and $250,000 expires on June 30, 2006.
Quantitative And Qualitative Disclosures About Market Risk
Market Risk
     In the ordinary course of our operations, we are exposed to certain market risks, primarily fluctuations in foreign currency exchange rates and interest rates. Uncertainties that are either nonfinancial or nonquantifiable, such as political, economic, tax, other regulatory or credit risks are not included in the following assessment of our market risks.
  Foreign Currency Exchange Rates
     We have foreign subsidiaries whose operations expose us to foreign currency exchange rate fluctuations (See Note 1 to the Consolidated Financial Statements). Fluctuations in foreign currency exchange rates could impact remeasurement of our foreign denominated assets and liabilities into U.S. dollars and our future earnings and cash flows from transactions denominated in different currencies. At September 30, 2005, 7.9% of our total liabilities were denominated in foreign currencies. During 2004 and the first nine months of 2005, 18.7% and 17.9%, respectively, of operating expenses were denominated in foreign currencies. Assets and revenue denominated in foreign currencies were not significant in 2004 or 2005. We have subsidiaries in Europe, Japan and Singapore whose accounting records are maintained in their local currency. Our exposure to currency exchange rate fluctuations is diversified due to the number of different countries in which we conduct business, although our most significant exposure relates to the Yen due to a note payable to a Japanese supplier. The note payable provides for payments at a fixed conversion rate of 120 Yen/dollar. Foreign currency gains and losses will continue to result from fluctuations in exchange rates and will impact future operating results. We recognized a gain of $81,000 in 2004 and $605,000 in the first nine months of 2005 due to the foreign currency translation of the note payable to a supplier denominated in Yen discussed above. In addition, our cost of goods sold increased in the first quarter of 2004 by $488,000 due to payments made in Yen to suppliers and the related fluctuations in the exchange rate. Effective April 1, 2004, purchases under this agreement are made in US dollars.
     We prepared sensitivity analyses of our exposure from foreign assets and liabilities as of December 31, 2004, and our exposure from anticipated foreign revenue and operating expenses in 2005 using historical data and anticipated future activity to assess the impact of hypothetical changes in foreign currency exchange rates. Based upon the results of these analyses, we estimate that a hypothetical 10% unfavorable change in foreign currency exchange rates from the 2004 year end rates could result in a $654,000 loss on translation and increase in liabilities. The expected impact on net revenue and operating expenses is not considered significant.
     Interest Rates
     At September 30, 2005, we had $8,304,000 outstanding on our line of credit, and our interest rate on the line was prime plus 3.0% (9.75% at September 30, 2005). Fluctuations in interest rates during 2005 could impact our interest expense related to this line of credit. Other notes payable are at fixed rates throughout 2005.
     We prepared sensitivity analyses of our exposure to interest rate fluctuations to assess the impact of a hypothetical change in interest rates. Based on the results of these analyses, we estimate that a hypothetical 10% unfavorable change in interest rates with respect to our current rate of prime plus 3.0% could increase annual interest expense by $550,000, assuming an estimated average borrowing level of $8,000,000 during 2005 and 2006. This risk is similar to the interest rate risk presented in the prior year, and could have a significant effect on our results of operations, cash flows or financial condition in 2005 and 2006.
Directors And Executive Officers
     There are currently eight directors on the Board. The Board is divided into three classes. One class is elected at each annual meeting of stockholders for a three-year term. Any vacancy on the Board (including a vacancy created by an increase in the size of the Board) can be filled by either a majority vote of the stockholders or a majority vote of the remaining directors. Any director elected to fill a vacancy serves for the remainder of the term of the class in which he or she was elected.
     In connection with the merger of Ecrix Corporation with a subsidiary of ours in November, 2001, three directors joined the Board of Directors as required by the Agreement and Plan of Merger dated August 22, 2001 (the “Ecrix agreement”). We agreed to take all actions necessary so that our Board of Directors at all times includes three directors who are nominated by the three directors designated in accordance with the Ecrix agreement. Any vacancy in one of the designated positions is to be filled by the remaining designated directors. If the investors (as defined in the Ecrix agreement) beneficially own less than 30% of the outstanding voting power of all of our voting securities, the number of directors which we are obligated to include as nominees on the Board of Directors is reduced so that the number of designated directors expressed as a percentage of our entire Board of Directors is approximately equal to the percentage of the outstanding voting power than beneficially owned by the investors, rounded to the nearest whole directorship but in any event not a majority. Further, if the investors beneficially own less than 10% of our outstanding voting power, the number of designees become zero. The investors include entities in which Meritage Investment Partners, LLC is the general partner. The three directors serving on our Board and having been designated under the Ecrix agreement are: G. Jackson Tankersley, Jr.; John R. Garrett; and Juan A. Rodriguez. Also Ms. Smeltzer McCoy was originally elected to the Board of Directors in 2002 in satisfaction of one of the requirements for the sale of Series I preferred stock in 2002.

     The directors and executive officers of the Company and their ages as of September 30, 2005, are as follows:
Directors
  A. Laurence Jones
     Mr. A. Laurence Jones, age 52 has served as a director of Exabyte since 1998 and served as non-executive Chairman of the Company from January of 2002 until June 2002. He is currently President and CEO of Activant Solutions Inc. a leading software provider of vertical ERP solutions for distribution industries. He is also principal of Aegis Management, LLC which provides high-level management consulting services. From November 2002 through July 2004 Mr. Jones was Chairman and CEO of Interelate Inc. a provider of outsourced customer relationship management services backed by Great Hill Partners and Goldman Sachs Private Equity. From March of 1999 to January 2002 Mr. Jones served as President and CEO of MessageMedia, a public internet company providing e-marketing services. From 1998 to 1999 he served as an independent operating affiliate of McCown Deleeuw and Co., a private equity firm and served as chairman of SARCOM, a national IT services company. From 1993 to 1998, Mr. Jones served as President and CEO of Neodata Services Inc., a direct marketing services company with lead investor Hicks, Muse, Tate and Furst. He also served as President and CEO of GovPX, Inc. a leading financial information services provider from 1991 to 1993. From 1987 to 1991 Mr. Jones was with Automatic Data Processing and from 1987 to 1997 Wang Laboratories. Mr. Jones also serves as a director of Realm Corporation, a private real estate software company, and WebClients, a private affiliate marketing company backed by Thoma Cressey Equity Partners.
  G. Jackson Tankersley, Jr.
     Mr. G. Jackson Tankersley, Jr., age 55, has served on Exabyte’s Board of Directors since November 2001. Mr. Tankersley is a co-founder and managing director of Meritage Private Equity Funds, a Denver-based private equity firm with more than $475 million of committed capital under management. Previously, Mr. Tankersley co-founded The Centennial Funds in 1981 and served as either its chief executive officer or chief investment officer until 1997. He began his career at Continental Illinois Bank in 1974 and joined its venture capital subsidiary in 1978. Mr. Tankersley also serves on the boards of directors of various private companies, including several Meritage portfolio companies. Mr. Tankersley previously served on the board of directors of Ecrix Corporation from 1996 until the merger of Ecrix with a subsidiary of Exabyte in November 2001.
  John R. Garrett
     Mr. John R. Garrett, age 49, joined Exabyte as a director in December 2003. He is currently a managing director of Meritage Private Equity Funds, a Denver-based private equity firm with over $475 million of committed capital under management. Prior to joining Meritage upon its formation in 1999, Mr. Garrett was a shareholder of the Denver law firm of Brownstein Hyatt & Farber, where he served as head of the corporate and securities law practice group from 1995 to 1999. Previously, Mr. Garrett was a partner in the national law firm of Kirkland & Ellis in Denver and New York City from 1986 to 1995. Mr. Garrett also serves on the board of directors of Xspedius Communications LLC and Pipeline Financial Group, Inc., both Meritage portfolio companies.
  Thomas E. Pardun
     Mr. Thomas E. Pardun, age 61, has served as a director of Exabyte since April 1995. Mr. Pardun served as Chairman of the Board of Western Digital Corporation, an information storage provider, from January 2000 until December 2001, and Chairman of the Board and Chief Executive Officer of edge2net, Inc., a provider of voice, data and video services, from November 2000 until September 2001. Previously, Mr. Pardun was President of MediaOne International, Asia-Pacific (previously U.S. West International, Asia-Pacific, a subsidiary of U.S. West, Inc.), an owner/operator of international properties in cable television, telephone services, and wireless communications companies, from May 1996 until his retirement in July 2000. Before joining U.S. West, Mr. Pardun was President of the Central Group for Sprint, as well as President of Sprint’s West Division and Senior Vice President of Business Development for United Telecom, a predecessor company to Sprint. Mr. Pardun also held a variety of management positions during a 19-year tenure with IBM, concluding as Director of product line evaluation. Mr. Pardun also serves as a director of Western Digital Corporation, MegaPath Networks, and Occam Networks, Inc.

  Leonard W. Busse
     Mr. Busse, age 66, became a director of Exabyte in October 2002. Mr. Busse is a Certified Public Accountant. From 2001-2004, Mr. Busse was a Senior Advisor and Acting CFO for Headwater M B of Denver. From 1998 — 2000, Mr. Busse was the Chief Financial Officer and a director of Worldbridge Broadband Services of Lakewood, CO, a telecom technical services company. Prior to Worldbridge, he was the Managing Director and Chief Executive Officer of First Citizens Bank Limited in Trinidad and Tobago from 1994 — 1996. Mr. Busse was also the President and Chief Executive Officer of The Pacific Bank of San Francisco from 1993 — 1994 and provided consulting services through his consulting company, The Busse Group, from 1989 — 1993. Prior to these positions, he held various executive management positions with Continental Illinois National Bank of Chicago over 25 years.
  Stephanie Smeltzer McCoy
     Ms. McCoy, age 36, joined Exabyte as a director in September 2002. She is a Vice President with Meritage Private Equity Funds, a Denver-based private equity firm with over $475 million in committed capital under management. Prior to joining Meritage in 2001, Ms. McCoy earned an M.B.A. from Harvard Business School with high distinction as a George F. Baker Scholar. Previously, she was an investment banking professional with The Wallach Company in Denver, Colorado during 1999, and from 1995 to 1999 was an Associate Director with Arthur Andersen where she co-founded the firm’s corporate finance practice in Moscow, Russia. Ms. McCoy is a member of the American Institute of Certified Public Accountants. Ms. McCoy also serves on the board of directors of Trillion Partners and is board observer for Atreus Systems, both Meritage portfolio companies.
     Mr. Ward and Mr. Rodriguez are also directors and information regarding each of them is provided below under “Officers”.
Officers
  Tom W. Ward
     Mr. Tom Ward, age 48, joined Exabyte as its President and Chief Executive Officer and a director in June 2002. Mr. Ward founded Data Storage Marketing, a distributor of storage products, in 1987 and sold the company to General Electric in 1997. Mr. Ward founded Canicom in 1997, a call center company, which he sold to Protocol Communications, an integrated direct marketing company, in 2000, assuming the position of Chief Operating Officer until June 2001. Mr. Ward began his career with Storage Technology Corporation serving in several roles in engineering and marketing. He later joined MiniScribe as Director of Sales for High Performance Products.
  Juan A. Rodriguez
     Mr. Juan A. Rodriguez, age 64, has served as a director and Chief Technologist of Exabyte since November 2001, was its interim President and Chief Executive Officer from January 2002 until June 2002, and has served as its Chairman of the Board and Chief Technologist since June 2002. Mr. Rodriguez co-founded Ecrix Corporation in 1996 and was its Chairman of the Board and Chief Executive Officer since 1996. Mr. Rodriguez co-founded Storage Technology Corporation in 1969 after several years as an IBM tape technology engineer. While at Storage Technology Corporation, he served in vice presidential and general manager roles over Engineering, Hard Disk Operations and Optical Disk Operations. In 1985, Mr. Rodriguez co-founded Exabyte Corporation, where he held the positions of chairman, president and CEO through 1992. Mr. Rodriguez is an adjunct professor for the University of Colorado, Boulder College of Engineering and Applied Science.
  Carroll A. Wallace
     Mr. Carroll Wallace, age 55, was engaged as a consultant in May 2003 to act as the interim Chief Financial Officer of Exabyte and became an employee and officer on November 1, 2003. Mr. Wallace was a partner at KPMG LLP from 1982 to 2002, at which time he retired from the firm. During Mr. Wallace’s tenure at KPMG, he served as partner in charge of the audit department of the Denver, Colorado office from 1992 to 1995, and from 1995 through 2001, Mr. Wallace headed KPMG’s Colorado technology practice which served companies ranging in size from early growth state to large diverse corporations.

     The directors serve until the annual meeting of stockholders in the following years or their successors are elected and qualified: 2006, Mr. Busse, Ms. Smeltzer McCoy and Mr. Ward; 2007, Mr. Jones and Mr. Tankersley; and 2008, Mr. Garrett, Mr. Pardun and Mr. Rodriguez.
     The executive officers serve at the discretion of the Board of Directors. There are no family relationships among any of the directors and executive officers.
Executive Compensation
Compensation Committee Interlocks
     During 2004 none of the Company’s executive officers served on the board or compensation committee of another company which had one of its executive officers serve as one of the Company’s directors or a member of the Company’s Compensation Committee.
Compensation of Directors
     Currently, each director who is not an employee of Exabyte, with the exception of the Chairmen of the Audit and Compensation Committees, receives $15,000 as an annual retainer for his services as a director. The Chairmen of the Audit and Compensation Committees each receive a $30,000 annual retainer. These retainers are paid in quarterly installments in cash or stock at the discretion of the individual directors. Non-employee directors receive $1,500 for each Board meeting they attend in person and $250 for each telephone Board meeting in which they participate. The Audit Committee members receive $750 per Audit Committee meeting in which they participate, and all other committee members receive $250 per committee meeting in which they participate. Non-employee directors are also reimbursed for out-of-pocket travel expenses in connection with their attendance at Board meetings.
     Meeting fees are payable in shares of restricted common stock instead of cash. The closing stock price on the day of each meeting is used to determine the number of shares granted to each director. For fiscal 2003, the total number of restricted common stock shares issued to each director was issued at the beginning of 2004. Beginning in June of 2004, the Company began issuing such shares on a quarterly basis. In 2004, a total of $180,225 and 59,879 shares of restricted common stock were issued to directors for their services rendered during fiscal 2003 and 2004. Through September 30, 2005, a total of $130,250 and 49,454 shares of restricted common stock had been issued to directors for their services rendered during fiscal 2004 and 2005.
     Non-employee directors received options under the Incentive Stock Plan until the stockholders approved the 2004 Exabyte Corporation Employee Stock Option Plan (“2004 Plan”) in June of 2004, at which point non-employee director options were issued out of the 2004 Plan. Prior to 2004, on January 27th of each fiscal year, each non-employee director that has been so for at least three months was automatically granted an option to purchase 1,500 shares of common stock. Beginning in 2004, the Compensation Committee increased this automatic option grant to 10,000 shares. Upon initial election to the board all newly elected non-employee directors receive an option to purchase 2,500 shares. The exercise price of these options is equal to the fair market value of the stock as of the date of grant. Directors are also eligible to receive discretionary grants of options under the Incentive Stock Plan and the 2004 Plan. During fiscal 2004, options covering a total of 58,500 shares (of which 42,500 shares were discretionary grants designed to bring the 2004 grants to directors up to the 10,000 share level adopted by the Board) were granted to non-employee directors as a group with a weighted average exercise price of $8.20 per share. During the nine months ended September 30, 2005, options covering a total of 60,000 shares were granted to non-employee directors as a group with a weighted average exercise price of $3.60 per share.
Summary of Compensation
     The following table provides summary compensation information paid to or earned by Exabyte’s Chief Executive Officer, and the Company’s two other executive officers at the end of fiscal 2004, (collectively, the “Named Executive Officers”):

  Summary Compensation Table

					Long-Term
					Compensation
		Annual Compensation			Awards
					Securities	All Other
		Salary	Bonus		Underlying	Compensation
Name and Principal Position	Year	($)(1)	($)(2)		Options (#)(3)	($)(4)(5)

Tom W. Ward(6)	2004	300,000	145,500	(2)	3,750	810
President and Chief Executive	2003	300,000	225,000	(2)	700,000	810
Officer	2002	166,154	75,000	(2)	700,000	1,033
Juan A. Rodriguez(7)	2004	225,014	98,000	(2)	152,500	3,176
Chairman of the Board and	2003	225,014	50,000	(2)	94,000	3,176
Chief Technologist	2002	225,014			54,000	7,114
Carroll A. Wallace(8)	2004	200,000	98,000	(2)	152,500	1,805
Chief Financial Officer	2003	15,384	50,000	(2)	40,000	74

(1)	Includes amounts earned but deferred at the election of the Named Executive Officers under the 401(k) plan.

(2)	2002 bonus amounts include the value of 111,940 shares issued to Mr. Ward for a bonus earned in 2002.

2003 bonus amounts include the value of 745,214 shares issued to Mr. Ward, 52,631 shares issued to Mr. Rodriguez, and 52,631 shares issued to Mr. Wallace for bonuses earned in 2003.

2004 bonus amounts include the value of 161,378 shares issued to Mr. Ward, 65,210 shares issued to Mr. Rodriguez, and 65,210 shares issued to Mr. Wallace for bonuses earned in 2004.

(3)	We have not granted any SARs or restricted stock awards.

(4)	As permitted by SEC rules, we have not shown amounts for certain perquisites where the amounts do not exceed the lesser of 10% of bonus plus salary or $50,000.

(5)	2004 compensation includes the dollar value of executive life insurance premiums paid by Exabyte for the benefit of the Named Executive Officers as follows: Mr. Ward, $810; Mr. Rodriguez, $3,176; and Mr. Wallace, $1,805.

2003 compensation includes the dollar value of executive life insurance premiums paid by Exabyte for the benefit of the Named Executive Officers as follows: Mr. Ward, $810; Mr. Rodriguez, $3,176; and Mr. Wallace, $74.

2002 compensation includes matching payments by Exabyte under the 401(k) plan for 2002 as follows: Mr. Ward, $807; and Mr. Rodriguez, $3,938. Also included in the 2002 compensation is the dollar value of executive life insurance premiums paid by Exabyte for the benefit of the named Executive officers as follows: Mr. Ward, $226; and Mr. Rodriguez, $3,176.

(6)	Mr. Tom Ward was hired and appointed President and Chief Executive Officer on June 3, 2002.

(7)	Mr. Rodriguez was appointed Interim Chief Executive Officer and President on January 20, 2002. He served in this position until June 2002, at which time he was appointed Chairman of the Board and Chief Technologist.

(8)	Mr. Wallace was appointed Chief Financial Officer of Exabyte on November 1, 2003.
  Employment Agreement
     The Company and Mr. Ward entered into an extension of his employment agreement in July 2005. The agreement, which expires in June 2008, provides for Mr. Ward to be the President and Chief Executive Officer of the Company. Either Mr. Ward or the Company is free to terminate his employment at any time for any reason. The employment agreement provides for a base salary of $300,000 per annum, subject to review at least annually, and a quarterly incentive bonus of up to $75,000 paid in stock at the then current fair market value upon achievement of mutually agreed goals. The employment agreement also covered stock options which were granted in 2002 to Mr. Ward and his purchase of preferred stock which was being sold at that time.
  Incentive Stock Plan
     The Board adopted the Incentive Stock Plan in January 1987. Due to a series of amendments, there are 950,000 shares of common stock authorized for issuance under the Incentive Stock Plan. The Incentive Stock Plan provides for the grant of both incentive stock options (which generally have a favorable tax treatment for the optionee) and non-statutory stock options to employees, directors and consultants. These grants are made at the discretion of the Board. The Incentive Stock Plan also provides for the non-discretionary grant of non-statutory stock options to our non-employee directors. In connection with the sale of Series G Preferred Stock on April 12, 2001, we revised the Incentive Stock Plan to provide that, Exabyte shall not, unless approved by the holders of a majority of the shares present and entitled to vote at a duly convened meeting of stockholders;
•	grant any stock options with an exercise price that is less than 100% of the fair market value of the underlying stock on the grant; or

•	reduce the exercise price of any stock option granted under the Incentive Stock Plan.
     As of November 28, 2005, options to purchase 434,000 shares were outstanding under the Incentive Stock Plan and 113,000 shares were available for future grant.
  2004 Exabyte Corporation Employee Stock Option Plan
     The Board adopted the 2004 Exabyte Corporation Employee Stock Option Plan (“2004 Plan”) on May 4, 2004 and the stockholders approved the plan on June 11, 2004. As of November 28, 2005, there were 2,500,000 shares of common stock authorized for issuance under the 2004 Plan. The 2004 Plan provides for the grant of non-qualified stock options to employees, directors and consultants. These grants are made at the discretion of the Board. The 2004 Plan also provides for the non-discretionary grant of stock options to our non-employee directors. The option price per share under the 2004 Plan must not be less than 100% of the fair market value on the date of grant of the underlying stock.
     As of November 28, 2005, options to purchase 1,528,000 shares were outstanding under the 2004 Plan and 972,000 shares were available for future grant.
  2005 Exabyte Corporation Employee Stock Option Plan
     On December 1, 2005, the Board adopted the 2005 Exabyte Corporation Employee Stock Option Plan (“2005 Plan”), which provides for the issuance of up to 7,620,000 options to purchase the Company’s common stock. The terms of the 2005 Plan are substantially identical to the 2004 Plan (See note 5 to the consolidated financial statements included herein.), and provide for the grant of non-qualified stock options to employees, directors (employee and non-employee) and consultants at the discretion of the Board. The option price per share under the 2005 Plan must not be less than 100% of the fair market value of the underlying stock on the date of grant.
     Also on December 1, 2005, the Company granted approximately 6,553,000 options to employees and directors at an exercise price of $1.15 per share. Approximately 5,374,000 of these options were fully vested on the date of grant, with the remainder vesting ratably over a 50-month period.Stock Option Grants
     The following table contains information for fiscal 2004 concerning the grant of stock options under either the Incentive Stock Plan or the 2004 Plan, as noted, to the Named Executive Officers:
Option Grants In Last Fiscal Year

	Individual Grants
	Number of		% of Total			Potential Realizable
	Securities		Options			Value at Assumed Annual
	Underlying		Granted to			Rates of Stock Price
	Options		Employees in	Exercise	Expiration	Appreciation for Option
Name	Granted (#)		Fiscal Year(3)	Price ($/SH)	Date	Term(4)
						5% ($)	10% ($)

Tom W. Ward	3,750	(1)	0.25%	$13.00	2/20/2014	$30,659	$77,695

Juan A. Rodriguez	2,500	(1)	0.17%	$13.00	2/20/2014	$20,439	$51,797

	150,000	(2)	10.08%	$8.20	6/11/2014	$773,540	$1,960,303

Carroll A. Wallace	2,500	(1)	0.17%	$13.00	2/20/2014	$20,439	$51,797

	150,000	(2)	10.08%	$8.20	6/11/2014	$773,540	$1,960,303

(1)	Exabyte does not have a plan that provides for the issuance of SARs. Options under the Incentive Stock Plan generally vest at the rate of 2% of the total grant per month, beginning one month from the date of grant, for a period of 50 months. Options may be either non-statutory or incentive stock options. The exercise price of options granted under the Incentive Stock Plan must be at least equal to the fair market value of the common stock on the date of grant. Options granted to certain executive officers and other members of management are subject to an agreement with Exabyte, which provides that, unless the board otherwise directs, options will fully vest upon a change in control. The Board may not reprice options granted under the Incentive Stock Plan.

(2)	Options under the 2004 Plan generally vest at the rate of 2% of the total grant per month, beginning one month from the date of grant, for a period of 50 months. Options may only be non-statutory options. The exercise price of options granted under the 2004 Plan must be at least equal to the fair market value of the common stock on the date of grant. In accordance with the option agreements issued under the 2004 Plan, options granted to certain executive officers and other members of management pursuant to the 2004 Plan will fully vest upon a change in control. Pursuant to the Bylaws of Exabyte, the Board may not reprice options granted under any of its option plans without approval of the stockholders by a majority vote.

(3)	Based on options granted to Exabyte employees during fiscal 2004 to purchase 1,487,500 shares.

(4)	The potential realizable value is based on the term of the option at the date of grant (10 years in each case). It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term, and that the option is exercised and sold on the last day of the option term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, in accordance with SEC rules, and do not reflect our estimate or projection of future stock price performance. Actual gains, if any, are dependent on the actual future performance of Exabyte’s common stock. The amounts reflected in this table may never be achieved.
Option Exercises, Acceleration of Vesting And Year-End Option Holdings
     The following table provides information concerning the exercise of options during fiscal 2004 and unexercised options held as of the end of fiscal 2004 for the Named Executive Officers:

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options
	Acquired	Value	Options at FY-End		at FY-End
	on Exercise	Realized	(#)(1)		($)(2)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Tom W. Ward	0	0	404,750	999,000	589,120	1,251,880
Juan A. Rodriguez	0	0	123,580	196,920	80,312	163,508
Carroll A. Wallace	0	0	28,900	163,600	0	0

(1)	Includes both “in-the-money” and “out-of-the-money” options. “In-the-money” options are options with exercise prices below the market price of Exabyte’s common stock (as noted) on December 31, 2004.

(2)	Fair market value of Exabyte’s common stock on December 31, 2004, the last trading day of fiscal 2004 ($4.10, based on the closing sales price reported on the Over the Counter Bulletin Board) less the exercise price of the option.
     On September 9, 2005, the Compensation Committee of the Board of Directors of the Company approved the accelerated vesting of all unvested common stock options with exercise prices equal to or greater than 200% of the closing price of the Company’s common stock on September 9, 2005 ($2.00 per share). As a result, options with an exercise price of $4.00 or higher became fully vested and exercisable on that date. All options granted to employees, officers and members of the Board of Directors under the Company’s Incentive Stock Plan, the 1997 Non-Officer Stock Option Plan, and the 2004 Stock Option Plan, and options granted to the Company’s Chief Executive Officer outside of the plans, were subject to the accelerated vesting.
     The primary purpose of the accelerated vesting was to eliminate future compensation expense related to these options that the Company would otherwise recognize in its consolidated financial statements upon the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R is effective for the Company beginning in the first quarter of 2006, and will require that compensation expense related to stock options be recognized in the Company’s consolidated statement of operations. The Company estimates that the maximum aggregate future compensation expense that will be eliminated as a result of the accelerated vesting of these options is approximately $6.5 million, with $1.2 million in the fourth quarter of 2005, $3.3 million in 2006, $1.6 million in 2007 and $400,000 in 2008.

     A summary of the number of outstanding options, the number and percentage of options for which vesting was accelerated, and the weighted average exercise price of the accelerated options is as follows (share amounts in thousands):

			Percentage	Weighted
		Aggregate	of	average
		number of stock	aggregate	exercise
	Total	options for	number of	price of
	outstanding	which vesting	accelerated	accelerated
	options	was accelerated	options	options
Named Executive Officers (1)	1,908	710	43.5%	$10.60
Non-employee Directors	161	45	2.8%	$8.10

Total Executive Officers and Directors	2,069	755	46.3%	$10.40
All Other Employees	1,889	877	53.7%	$8.10

Total	3,958	1,632	100.0%	$9.20

(1)	Includes current executive officers, as named in the Company’s 2005 Proxy Statement filed with the Securities and Exchange Commission on June 15, 2005.
Stock Plans
     The following table provides information regarding the Company’s equity compensation plans, which consist of Exabyte’s Incentive Stock Plan, 1997 Non-Officer Stock Option Plan, 2004 Employee Stock Option Plan and options granted to the Company’s CEO outside of the Incentive Stock Plan as of December 31, 2004. The Company also has an employee stock purchase plan which invests only in common stock of the Company, but which is not included in the table below. For information on the 2005 Employee Stock Option Plan adopted on December 1, 2005, see “2005 Exabyte Corporation Employee Stock Option Plan”.

			Number of securities
			remaining available for
	Number of securities to be	Weighted-average exercise	future issuance under
	issued upon exercise of	price of outstanding	equity compensation plans
	outstanding options,	options, warrants and	(excluding securities
	warrants and rights	rights	reflected in column (a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders (1)	2,655,759	$9.30	1,100,366
Equity compensation plans not approved by security holders (2)	1,476,172	$5.79	81,773
Total	4,131,931	$8.05	1,182,139

(1)	Amount includes shares issued under a stock option plan approved by stockholders on July 30, 2002 for the issuance of options to Mr. Ward of up to 700,000 shares and the 2004 Exabyte Corporation Employee Stock Option Plan, which was approved by stockholders on June 11, 2004.

(2)	Amount includes the 1997 Non-Officer Stock Option Plan, under which options may be granted to employees who are not officers or directors of the Company, as well as a stock option plan approved by the Board of Directors in 2003 for the issuance of options to Mr. Ward for an additional 700,000 shares.

Security Ownership Of Certain Beneficial Owners And Management
     The following table provides certain information regarding the ownership of Exabyte’s common stock as of November 15, 2005 by:
•	each director;

•	each current executive officer named in the Summary Compensation Table;

•	all of Exabyte’s directors and the named Executive Officers as a group; and

•	all those known to be beneficial owners of more than five percent of Exabyte’s common stock.

	Beneficial Ownership(1)
			Percent of
Beneficial Owner	Number of Shares	Percent of Total	Outstanding Votes

Meritage Investment Partners LLC(2)	18,718,810	69.65%	39.44%
1600 Wynkoop
Suite 300
Denver, CO 80202
Imation Corp.(7)	3,998,072	25.13%	11.59%
1 Imation Place
Oakdale, MN 55128
Crestview Capital Master, LLC(8)	1,432,532	9.63%	*
Northbrook, IL 60062
Juan A. Rodriguez(3)	329,734	2.40%	*
Tom W. Ward(3)(5)	3,497,121	21.47%	5.02%
Leonard W. Busse(3)	32,474	*	*
John R. Garrett(3)	24,250	*	*
A. Laurence Jones(3)	56,714	*	*
Stephanie Smeltzer McCoy(3)	41,931	*	*
Thomas E. Pardun(3)	38,540	*	*
G. Jackson Tankersley, Jr.(3)(4)	19,076,106	70.16%	39.77%
Carroll A. Wallace(3)	31,274	*	*
Executive Officers and Directors as a group (9 persons)(6)	23,128,144	82.06%	45.96%

*	* Less than one percent.

(1)	This table is based upon information supplied by officers, directors and principal stockholders and by Schedules 13D and 13G, if any, filed with the SEC. Subject to footnotes below and community property laws, where applicable, each of the stockholders named has sole power to vote and dispose of the shares indicated as beneficially owned. As required by Rule 13d-3(d), each of the names indicated in the table are deemed to be the beneficial owner of shares that the person has the right to acquire beneficial ownership of within 60 days of November 15, 2005. Applicable percentages are based on 13,471,048 shares outstanding on November 15, 2005, adjusted as required by Rule 13d-3(d)(1).

(2)	This information is based on a Schedule 13D, dated November 1, 2005, filed with the SEC and subsequent information separately provided by Meritage Private Equity Fund, L.P. (“Meritage Fund”), private equity investment fund, and Meritage Investment Partners, LLC (“Meritage Investment”), a manager of private equity investment funds and the sole general partner of Meritage Fund.

Includes shares directly beneficially owned by Meritage Fund as follows: 4,659,850 shares of common stock, 7,630,859 shares of Series AA Preferred stock (as-converted), 1,948,333 shares related to the conversion of 10% Convertible Subordinated Notes Payable and 2,174,334 shares of common stock issuable upon the exercise of warrants. Also includes shares owned indirectly beneficially by Meritage Investment through two other funds in which it is the sole general partner as follows: 653,694 shares of common stock, 1,072,219 shares of Series AA Preferred stock (as-converted), 273,889 shares related to the conversion of 10% Convertible Subordinated Notes Payable and 305,632 shares of common stock issuable upon the exercise of warrants.

Meritage Fund is shown to have sole voting and dispositive power over 16,413,376 shares, representing 65.07% of the common stock. Meritage Investment is shown to have sole voting and dispositive power over all of the shares.

(3)	Includes shares issuable upon the exercise of outstanding stock options that are exercisable within 60 days of October 31, 2005, as follows: Mr. Rodriguez, 280,140shares; Mr. Ward, 1,095,750shares; Mr. Busse, 15,750 shares; Mr. Garrett, 13,200; Mr. Jones, 34,250 shares; Ms. McCoy, 14,250 shares; Mr. Pardun, 19,750 shares; Mr. Tankersley, 15,250shares; and Mr. Wallace, 19,490shares.

(4)	Includes the shares listed for Meritage Investment Partners LLC under footnote 2, as to which Mr. Tankersley has voting and dispositive power by virtue of being a managing member of Meritage Investment Partners, LLC. Mr. Tankersley disclaims beneficial ownership of such shares. Also includes the following shares held by the following entities: Millennial Holdings LLC, 9,264 shares of common stock; 156,236 shares of Series AA preferred stock (as-converted) and 8,436 shares of common stock issuable upon the exercise of warrants; The Millennial Fund, 3,481 shares of common stock; 56,290 shares of Series AA preferred stock (as-converted) and 3,039 shares of common stock issuable upon the exercise of warrants; and Tankersley Family Limited Partnership, 4,985 shares of common stock, 70,842 shares of Series AA preferred stock (as-converted) and 3,825 shares of common stock issuable upon the exercise of warrants. Mr. Tankersley is the managing member of Millennial Holdings LLC and sole general partner of Tankersley Family Limited Partnership and may be deemed to posses voting and dispositive power over shares held by such entities. Mr. Tankersley disclaims beneficial ownership of all such shares. The Millennial Fund is not a separate legal entity and Mr. Tankersley is the direct beneficial owner of all shares held in that name.

(5)	Includes 2,945,717 shares of Series AA preferred stock (as converted) owned directly by Mr. Ward.

(6)	Includes shares described in the notes above, as applicable.

(7)	Includes shares directly beneficially owned by Imation Corp. as follows: 1,561,784 shares of common stock, 1,599,895 shares of Series AA Preferred stock (as-converted) and 836,394 shares of common stock issuable upon the exercise of warrants.

(8)	Includes shares directly beneficially owned by Crestview Capital Master, LLC as follows: 26,422 shares of common stock, 833,333 shares of Series AA Preferred stock (as-converted), 277,777 shares related to the conversion of 10% Convertible Subordinated Notes Payable and 295,000 shares of common stock issuable upon the exercise of warrants.

(9)	Percentage of total voting power is based on votes of shares actually outstanding and owned by the stockholder and the total votes of outstanding shares as of November 15, 2005. Series AA Preferred stock is non-voting stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Bank Guarantees
     In April 2003, the Company entered into a Third Modification Agreement of its line of credit agreement with Silicon Valley Bank (“SVB”). In connection with the Third Modification, SVB notified the Company that it was in an “over advance” state with respect to its line of credit, and that, in order for SVB to continue to allow the Company to borrow under the line, the Company was required to cause Tom Ward, the Company’s Chief Executive Officer, and Meritage Private Equity Funds, L.P., a significant beneficial owner (together the “Guarantors”), to guarantee up to a maximum of $2,500,000 (with Mr. Ward and Meritage guaranteeing 10% and 90%, respectively, of the amount) for advances in excess of the Company’s credit limit (the “Guaranties”). The Company, through an independent committee of its Board, negotiated agreements with the Guarantors, whereby the Guarantors agreed to such a guarantee in exchange for a specific number of shares of the Company’s common stock, as discussed below. In addition, SVB required that each of the Guarantors enter into a subordination agreement whereby each Guarantor agreed to subordinate to SVB: (1) all of the Company’s present and future indebtedness and obligations to the Guarantor; and (2) all of the Guarantor’s present and future security interests in the Company’s assets and property. Additional guaranties for $250,000 of excess borrowings from other guarantors were obtained in July 2003 under similar terms, including a guarantee of $150,000 by an affiliate of Crestview Capital Master, LLC (“Crestview”), a significant beneficial owner.
     As consideration for the Guaranties, the Company issued to the Guarantors (pro-rata) 2,500,000 shares of its common stock on April 21, 2003, 1,250,000 shares on July 15, 2003, 250,000 shares on July 18, 2003, 879,325 shares on September 15, 2003, 125,000 shares on October 18, 2003 and 370,675 shares on March 11, 2004. The Company issued 250,000 common shares in July 2003 and an additional 125,000 shares in October 2003 to the other guarantors, including 225,000 shares to Crestview. The Company determined the fair value of all of the shares based on the market price of the Company’s stock on the date the shares were earned by the Guarantors, and recorded $10,146,000 of stock-based interest expense during 2003. All of the Guaranties were terminated in November 2003. The excess borrowing availability was substantially utilized by the Company during the period of time that the Guaranties were in effect.
Series AA Issuance and Exchange
     On May 3, 2004, the following related parties purchased shares of Series AA preferred stock and warrants pursuant to the Purchase Agreement as follows:

		Common Shares
Party	Series AA Shares	Underlying Warrants
Meritage Entrepreneurs Fund, L.P.	80	2,400
Meritage Private Equity Fund, L.P.	4,384	131,520
Meritage Private Equity Parallel Fund, L.P.	536	16,080
The Millennial Fund	50	1,500
Millennial Holdings LLC	100	3,000
Tankersley Family Limited Partnership	50	1,500
     On April 30, 2004, Exabyte entered into the Purchase Agreement pursuant to which the Company issued and sold to the purchasers in a private placement (a) 25,000 shares of Series AA preferred stock of the Company and (b) warrants to purchase in the aggregate 7.5 million shares of Common Stock. The Company received in the aggregate net proceeds of $23.6 million from this financing on May 3, 2004. Participants in the financing included a group of institutional investors and existing Exabyte shareholders.
     The Series AA preferred shares were priced at $1,000 per share and are convertible into Common shares at $1.80 per share, as noted below. The warrants to purchase Common Stock expire after five years and have an exercise price of $1.80 per Common share. The conversion and exercise prices are subject to certain anti-dilution adjustments.

     In connection with the sale of the Convertible Notes, the conversion and exercise price of the Series AA Preferred Stock and related warrants was adjusted to the adjusted conversion price of the Convertible Notes, or $1.80 per share.
     In connection with the sale of the Series AA Preferred Stock, the Company also entered into Exchange Agreements with all of the then existing holders of the Company’s Series H and Series I preferred stock, pursuant to which such holders exchanged their preferred shares for Series AA preferred shares. The Series H preferred shares were converted into Series AA preferred shares on a one share for one share basis. The Series I preferred shares were converted as follows: one Series AA preferred share for each share of Common Stock the Series I holder would have received upon conversion, including the accrual of all dividends on the Series I shares through December 31, 2004. Under the Exchange Agreements, the Company issued a total of 19,909 Series AA Shares and warrants to purchase 597,271 shares of Common Stock. These warrants have the same terms as those issued to the purchasers of the Series AA shares.
     The following related parties exchanged the number of shares indicated with the Company:

	Series H Shares	Series I Shares	Series AA
Party	Exchanged	Exchanged	Shares Received
Imation Corp.	—	1,500,000	2,879,812
Meritage Private Equity Fund, L.P.	3,896,890	2,411,200	13,736.000
Meritage Private Equity Parallel Fund, L.P.	476,444	294,800	1,679.345
Meritage Entrepreneurs Fund, L.P.	71,111	44,000	250.649
Millenial Holdings LLC	76,881	46,758	281.226
The Millenial Fund	21,773	13,242	101.000
Tankersley Family Limited Partnership	32,884	20,000	127.516
Tom W. Ward	—	1,320,000	2,945.717
     For information on the purchase of Series AA Preferred shares by Crestview Capital Master, LLC, which may be deemed on November 15, 2005 to be a beneficial owner of more than 5% of our common stock, see “Selling Security Holders — Series AA Issuance and Exchange.”
Convertible Notes Offering
     On October 31, 2005, the following related parties purchased the principal amount of Convertible Notes and related warrants, as follows:

		Common Shares
Party	Convertible Notes	Underlying Warrants
Crestview Capital Master, LLC	$500,000	250,000
Meritage Entrepreneurs Fund, L.P.	$64,000	32,000
Meritage Private Equity Fund, L.P.	$3,507,000	1,753,500
Meritage Private Equity Parallel Fund, L.P.	$429,000	214,500
     Effective October 31, 2005, the Company entered into a Securities Purchase Agreement pursuant to which the Company issued and sold to the purchasers in a private placement (a) $9,550,000 of 10% Secured Convertible Notes, and (b) warrants to purchase in the aggregate 4,775,000 shares of Common Stock. Participants in the financing include a group of institutional investors and Company shareholders.
     The Convertible Notes mature, in total, on September 30, 2010, and were initially convertible into Common shares at $2.80 per share. However, on December 1, 2005, the 30-day anniversary of the original issue date, the Conversion Price was adjusted to $1.80 per share (the average of the daily volume weighted average price (or VWAP) for the immediately preceding five trading days but not less than $1.80 per share). The warrants to purchase Common shares expire after five years and had an initial exercise price of $2.80 per Common share; however, the exercise price was also adjusted to equal the adjusted conversion price per share of the Convertible Notes or $1.80 per share. The conversion and exercise prices are subject to rights to acquire Common Stock at below the conversion and exercise prices in effect.

Imation Transactions
     For information regarding transactions with Imation, which may be deemed on November 15, 2005, to be the beneficial of more than 5% of our Common Stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Media Distribution Agreement.” During the nine months ended September 30, 2005, we recorded revenue from the sale of media products to Imation of $26,210,000.
VALIDITY OF SECURITIES
     The validity of the securities offered hereby will be passed upon for us by Holland & Hart LLP.
Experts
     The consolidated financial statements as of December 31, 2004 and the year then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Exabyte’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of Ehrhardt Keefe Steiner & Hottman PC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The consolidated financial statements as of January 3, 2004, and for each of the two years in the period ended January 3, 2004 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Exabyte’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Where You Can Find More Information
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.
     You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at the address set forth above. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities.

Consolidated Financial Statements

Page
Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets — January 3, 2004 and December 31, 2004 and (unaudited) September 30, 2005	F-4
Consolidated Statements of Operations — Years ended December 28, 2002, January 3, 2004 and December 31, 2004 and (unaudited) nine months ended September 30, 2004 and 2005	F-6
Consolidated Statements of Stockholders’ Equity (Deficit) — Years ended December 28, 2002, January 3, 2004 and December 31, 2004 and (unaudited) nine months ended September 30, 2005	F-7
Consolidated Statements of Cash Flows — Years ended December 28, 2002, January 3, 2004 and December 31, 2004 and (unaudited) nine months ended September 30, 2004 and 2005	F-9
Notes to Consolidated Financial Statements	F-11
Consolidated Financial Statement Schedules
     Years ended December 28, 2002, January 3, 2004 and December 31, 2004 and (unaudited) nine months ended September 30, 2005.

II Valuation and Qualifying Accounts	S-8
     All other schedules are omitted because they are inapplicable, not required under the instructions, or the information is included in the financial statements or notes thereto.

Report Of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
Exabyte Corporation
Boulder, Colorado
We have audited the accompanying consolidated balance sheet of Exabyte Corporation and its subsidiaries as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. Our audit also included the consolidated financial statement schedule II for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Exabyte Corporation and its subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related consolidated financial statement schedule II for the year ended December 31, 2004, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
The accompanying consolidated financial statements have been prepared assuming Exabyte Corporation and its subsidiaries will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, Exabyte Corporation and its subsidiaries has experienced recurring losses and has an accumulated deficit of $145,543,000 which, among other things, raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ Ehrhardt Keefe Steiner & Hottman PC
Ehrhardt Keefe Steiner & Hottman PC
January 28, 2005, except as to the reverse stock split
described in Note 1, which is as of December 2, 2005
Denver, Colorado

Report Of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
of Exabyte Corporation
In our opinion, the accompanying consolidated balance sheet as of January 3, 2004 and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the two years in the period ended January 3, 2004 present fairly, in all material respects, the financial position, results of operations and cash flows of Exabyte Corporation and its subsidiaries as of January 3, 2004 and for each of the two years in the period ended January 3, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the consolidated financial statement schedule for each of the two years in the period ended January 3, 2004 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and has an accumulated deficit of $135,629,000 at January 3, 2004. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ PricewaterhouseCoopers LLP
Denver, Colorado
March 30, 2004, except as to the reverse stock split
described in Note 1, which is as of December 2, 2005

Exabyte Corporation And Subsidiaries
Consolidated Balance Sheets

	January 3,	December 31,	September 30,
(In thousands, except per share data)	2004	2004	2005 (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$6,979	$444	$283
Accounts receivable, less allowances for uncollectible accounts and sales returns and programs of $1,804, $1,910 and $2,084, respectively	14,764	13,929	11,841
Inventory, net	12,085	12,398	8,654
Other	1,777	2,322	1,768

Total current assets	35,605	29,093	22,546

Equipment and leasehold improvements, net (Note 2)	2,781	2,601	2,834
Goodwill	7,428	7,428	7,428
Other non-current assets	315	857	664

Total non-current assets	10,524	10,886	10,926

Total assets	$46,129	$39,979	$33,472

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$8,843	$7,766	$8,019
Accrued liabilities (Note 3)	9,436	5,017	5,694
Current portion of deferred revenue (Note 9)	3,495	3,460	3,450
Line of credit — Bank (Note 4)	6,498	6,173	8,304
Current portion of notes payable — suppliers (Note 4)	13,384	3,201	4,824
Current portion of other non-current liabilities	510	488	360

Total current liabilities	42,166	26,105	30,651

Notes payable, less current portion (Note 4):
Suppliers	11,014	6,210	1,833
Others	2,946	2,973	2,994

	13,960	9,183	4,827

Deferred revenue, less current portion (Note 9)	16,980	15,025	13,767
Accrued warranties, less current portion	979	845	1,012
Other liabilities, less current portion	460	573	260

Total liabilities	$74,545	$51,731	$50,517

See accompanying notes to the consolidated financial statements.

Exabyte Corporation And Subsidiaries
Consolidated Balance Sheets (Continued)

	January 3,	December 31,	September 30,
(In thousands, except per share data)	2004	2004	2005 (unaudited)
Stockholders’ equity (deficit) (Notes 5 and 6):
Preferred stock; no series; $.001 par value; 18,350 shares authorized; no shares issued and outstanding.	$—	$—	$—
Preferred stock; series A; $.001 par value; 500 shares authorized; no shares issued and outstanding.	—	—	—
Series G convertible preferred stock; $.001 par value; 1,500 shares authorized; no shares issued and outstanding	—	—	—
Series H convertible preferred stock; $.001 par value; 9,650 shares authorized; 7,296 shares issued and outstanding at January 3, 2004; exchanged for Series AA preferred shares in 2004	7	—	—
Series I convertible preferred stock; $.001 par value; 10,000 shares authorized; 9,321 shares issued and outstanding at January 3, 2004; exchanged for Series AA preferred shares in 2004	9	—	—
Series AA convertible preferred stock; $.001 par value; 55 shares authorized; 45 shares issued and outstanding at December 31, 2004; aggregate liquidation preference at December 31, 2004 of $44,909	—	—	—
Common stock, $.001 par value; 350,000 shares authorized; 9,302, 11,196 and 11,971 shares outstanding, respectively	9	11	12
Additional paid-in capital	107,766	134,358	134,498
Treasury stock, at cost; 10 shares	(578)	(578)	(578)
Accumulated deficit	(135,629)	(145,543)	(150,977)

Total stockholders’ deficit	(28,416)	(11,752)	(17,045)

Commitments and contingencies (Note 10)

Total liabilities and stockholders’ deficit	$46,129	$39,979	33,472

See accompanying notes to the consolidated financial statements.

Exabyte Corporation And Subsidiaries
Consolidated Statements Of Operations

(In thousands, except per share data)	Fiscal Years Ended			Nine Months Ended
	December 28,	January 3,	December 31,
	2002	2004	2004	September 30, 2004	September 30, 2005

				(unaudited)
Net revenue	$133,191	$94,169	$102,051	$76,325	$69,704
Cost of goods sold	110,948	78,576	76,997	57,830	49,647

Gross profit	22,243	15,593	25,054	18,495	20,057

Operating expenses:
Selling, general and administrative	27,316	30,084	23,783	18,370	16,493
Engineering, research and development	23,713	9,826	9,244	6,883	7,288
Lease terminations and related costs (Note 11)	—	4,707	—	—	—

Total operating expenses	51,029	44,617	33,027	25,253	23,781

Loss from operations	(28,786)	(29,024)	(7,973)	(6,758)	(3,724)

Other income (expense):
Interest expense (Note 4):
Stock-based	(541)	(10,146)	(88)	(88)	—
Other	(1,483)	(2,713)	(1,493)	(1,151)	(1,142)

Total interest expense	(2,024)	(12,859)	(1,581)	(1,239)	(1,142)

Gain (loss) on foreign currency translation	(803)	(1,851)	(105)	560	693
Provision for settlement of litigation (Note 10)	—	—	—	—	(1,125)
Gain on sale of investment (Note 12)	1,500	—	—	—	—
Sale of technology (Note 12)	1,200	—	—	—	—
Other, net	(561)	130	(208)	(176)	(118)

Loss before income taxes	(29,474)	(43,604)	(9,867)	(7,613)	(5,416)

Income tax (expense) benefit	402	(88)	(47)	(34)	(18)

Net loss	(29,072)	(43,692)	(9,914)	(7,647)	(5,434)

Deemed dividend related to beneficial conversion features of preferred stock (Note 6)	(4,557)	(556)	(4,225)	(4,225)	—

Net loss available to common stockholders	$(33,629)	$(44,248)	$(14,139)	(11,872)	(5,434)

Basic and diluted loss per share	$(10.18)	$(6.96)	$(1.34)	(1.15)	(0.47)

Weighted average common shares used in calculation of basic and diluted loss per share	3,302	6,362	10,583	10,318	11,451

See accompanying notes to the consolidated financial statements.

Exabyte Corporation And Subsidiaries
Consolidated Statements Of Stockholders’ Equity (Deficit)

(In thousands, except per share data)	Preferred Stock				Common Stock
							Additional			Total
	Series	Series	Series				Paid-In	Treasury	Accumulated	Stockholders’
	G	H	I	Series AA	Shares	Amount	Capital	Stock	Deficit	Equity (Deficit)

Balances at December 29, 2001	$1	$10	$—	$—	3,335	$3	$90,292	$(2,742)	$(62,810)	$24,754
Common stock options exercised at $6.50 and $8.00 per share	—	—	—	—	10	—	62	—	—	62
Common stock issued pursuant to Employee Stock Purchase Plan at $4.50 and $9.40 per share	—	—	—	—	9	—	63	—	—	63
Common stock options issued to non-employees for services	—	—	—	—	—	—	77	—	—	77
Issuance of 8,438 shares of Series I preferred stock at $1.00 per share	—	—	8	—	—	—	7,998	—	—	8,006
Issuance of common stock warrants	—	—	—	—	—	—	541	—	—	541
Common stock issued for compensation	—	—	—	—	—	—	(581)	682	—	101
Common stock dividend	—	—	—	—	7	—	55	—	(55)	—
Net loss for the year	—	—	—	—	—	—	—	—	(29,072)	(29,072)

Balances at December 28, 2002	1	10	8	—	3,361	3	98,507	(2,060)	(91,937)	4,532
Common stock options exercised at $1.80 and $7.40 per share	—	—	—	—	2	—	13	—	—	13
Common stock issued pursuant to Employee Stock Purchase Plan at $0.80 per share	—	—	—	—	2	—	2	—	—	2
Issuance of 1,500 shares of Series I preferred stock at $1.00 per share	—	—	1	—	—	—	1,499	—	—	1,500
Issuance of common stock warrants	—	—	—	—	—	—	71	—	—	71
Common stock issued under loan guaranties	—	—	—	—	5,004	5	8,439	—	—	8,444
Common stock issued for compensation	—	—	—	—	26	—	(1,151)	1,482	—	331
Common stock issued for settlement of accounts payable	—	—	—	—	294	—	383	—	—	383
Common stock dividend	—	—	—	—	22	—	—	—	—	—
Conversion of preferred stock to common stock	(1)	(3)	—	—	591	1	3	—	—	—
Net loss for the year	—	—	—	—	—	—	—	—	(43,692)	(43,692)

Balances at January 3, 2004	$—	$7	$9	$—	9,302	$9	$107,766	$(578)	$(135,629)	$(28,416)
See accompanying notes to the consolidated financial statements

Exabyte Corporation And Subsidiaries
Consolidated Statements Of Stockholders’ Equity (Deficit)(Continued)

(In thousands, except per share data)	Preferred Stock				Common Stock
							Additional			Total
	Series	Series	Series				Paid-In	Treasury	Accumulated	Stockholders’
	G	H	I	Series AA	Shares	Amount	Capital	Stock	Deficit	Equity (Deficit)

Balances at January 3, 2004	$—	$7	$9	$—	9,302	$9	$107,766	$(578)	$(135,629)	$(28,416)
Common stock options exercised at prices ranging from $1.50 to $10.50 per share	—	—	—	—	32	—	179	—	—	179
Common stock issued pursuant to Employee Stock Purchase Plan at $3.50 and $7.50 per share	—	—	—	—	4	—	23	—	—	23
Conversion of preferred stock to common stock	—	(1)	(3)	—	695	1	3	—	—	—
Common stock issued upon warrant exercise	—	—	—	—	174	—	—	—	—	—
Issuance of 25,000 shares of Series AA preferred stock at $1.00 per share, net of offering costs	—	—	—	—	—	—	23,609	—	—	23,609
Conversion of preferred stock to Series AA preferred stock	—	(6)	(6)	—	—	—	12	—	—	—
Issuance of common stock warrants	—	—	—	—	—	—	88	—	—	88
Common stock issued under loan guaranties	—	—	—	—	370	1	1,630	—	—	1,631
Common stock issued for compensation	—	—	—	—	295	—	1,048	—	—	1,048
Common stock dividends	—	—	—	—	324	—	—	—	—	—
Net loss for the year	—	—	—	—	—	—	—	—	(9,914)	(9,914)

Balances at December 31, 2004	$—	$—	$—	$—	11,196	$11	$134,358	$(578)	$(145,543)	$(11,752)

Common stock options exercised at $1.81 and $4.50 per share	—	—	—	—	19	—	36	—	—	36
Common stock issued pursuant to Employee Stock Purchase Plan at $2.13	—	—	—	—	2	—	3	—	—	3
Common stock issued for compensation	—	—	—	—	37	—	102	—	—	102
Common stock dividends	—	—	—	—	717	1	(1)	—	—	—
Net loss for the period	—	—	—	—	—	—	—	—	(5,434)	(5,434)

Balances at September 30, 2005 (unaudited)	$—	$—	$—	$—	11,971	$12	$134,498	$(578)	$(150,977)	$(17,045)

See accompanying notes to the consolidated financial statements

Exabyte Corporation And Subsidiaries
Consolidated Statements Of Cash Flows

(In thousands)	Fiscal Years Ended			Nine Months Ended
	December 28,	January 3,	December 31,	September 30,	September 30,
	2002	2004	2004	2004	2005

				(unaudited)
Cash flows from operating activities:
Net loss	$(29,072)	$(43,692)	$(9,914)	$(7,647)	$(5,434)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Depreciation and amortization	6,724	3,688	1,772	1,262	1,057
Provision (benefit) for uncollectible accounts receivable and sales returns and programs	(854)	5,301	208	500	369
Provision for excess and obsolete inventory	5,645	9,814	1,150	550	950
Provision for settlement of litigation	—	—	—	—	1,125
Lease terminations and related costs	—	4,707	—	—	—
Gain on sale of investment	(1,500)	—	—	—	—
Stock-based compensation expense	178	331	854	842	100
Stock-based interest expense	541	10,146	88	88	—
Amortization of deferred revenue related to media distribution agreement	—	(154)	(1,850)	(1,388)	(1,388)
Loss (gain) on disposal of equipment and leasehold improvements	106	(124)	169	142	—
Loss (gain) on foreign currency translation of non-current liability	—	1,634	(81)	(638)	(605)
Write-down of assets	4,071	—	—	—	—
Changes in assets and liabilities:
Accounts receivable, net	(4,591)	11,808	627	583	1,719
Inventory, net	(922)	2,683	(1,463)	(417)	2,794
Other current assets	(174)	74	(546)	(383)	554
Other non-current assets	5	488	(542)	(55)	193
Accounts payable	13,843	(452)	(1,077)	(1,234)	252
Accrued liabilities	(1,234)	(2,318)	(2,595)	(2,931)	(448)
Deferred revenue	—	18,416	(140)	(116)	120
Other non-current liabilities	(6,033)	908	(17)	(394)	(189)

Net cash provided (used) by operating activities	(13,267)	23,258	(13,357)	(11,236)	1,169

Cash flows from investing activities:
Purchase of equipment and leasehold improvements	(3,903)	(2,695)	(1,761)	(1,479)	(1,623)
Proceeds from sale of equipment and leasehold improvements	259	302	—	—	—
Proceeds from sale of investments	1,590	—	—	—	—

Net cash used by investing activities	(2,054)	(2,393)	(1,761)	(1,479)	(1,623)

See accompanying notes to the consolidated financial statements.

Exabyte Corporation And Subsidiaries
Consolidated Statements Of Cash Flows (Continued)

(In thousands)	Fiscal Years			Nine Months Ended
	December 28,	January 3,	December 31,
	2002	2004	2004	September 30, 2004	September 30, 2005

				(unaudited)
Cash flows from financing activities:
Proceeds from issuance of common and preferred stock, net of offering costs	7,081	1,515	23,811	23,827	41
Borrowings under line of credit — Bank	147,247	113,987	85,703	54,878	76,434
Payments under line of credit — Bank	(140,978)	(126,050)	(86,028)	(61,376)	(74,303)
Principal payments on notes payable and other non-current liabilities	(1,013)	(4,002)	(14,903)	(10,751)	(1,879)
Borrowings under bridge loan	1,000	—	—	—	—
Decrease in restricted cash	451	—	—	—	—

Net cash provided (used) by financing activities	13,788	(14,550)	8,583	6,578	293

Net increase (decrease) in cash and cash equivalents	(1,533)	6,315	(6,535)	(6,137)	(161)
Cash and cash equivalents at beginning of year	2,197	664	6,979	6,979	444

Cash and cash equivalents at end of year	$664	$6,979	$444	$842	$283

Supplemental disclosures of other cash and non-cash investing and financing activities:
Interest paid in cash	$(1,510)	$(2,713)	$(1,493)	(1,151)	(1,142)
Income taxes paid	(150)	—	—	—	—
Income tax refund received	453	—	—	—	—
Common stock issued in satisfaction of liability related to overadvance loan guarantees	—	—	1,631	1,631	—
Common stock issued in satisfaction of accrued bonuses	—	—	330	330	—
Purchase of equipment under capital lease obligations	57	—	—	—	—
Settlement of accrued liability recorded as goodwill	2,721	—	—	—	—
Conversion of bridge loan plus accrued interest to Series I preferred stock	1,051	—	—	—	—
Conversion of accounts payable to notes payable	—	20,946	—	—	—
Conversion of accrued liabilities to notes payable	—	4,049	—	—	—
Common stock issued in settlement of accounts payable	—	383	—	—	—
Adjustment of fixed assets acquired through note payable	—	—	—	—	333
See accompanying notes to the consolidated financial statements.

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 1 — Operations and Summary of Significant Accounting Policies
Business, Liquidity and Basis of Presentation
     Exabyte Corporation (“Exabyte” or the “Company”) was incorporated on June 5, 1985 under the laws of the state of Delaware. Exabyte markets, designs and manufactures (through third-party manufacturing partners) storage products including VXA® drives, as well as automation for VXA® and LTO™ (Ultrium™) technologies. Exabyte discontinued the manufacture and sale of MammothTape™ drives and automation products in the fourth quarter of 2005. Exabyte also provides its own brand of recording media and provides worldwide service and customer support to its customers and end users through third-party providers. Prior to fiscal year 2004, the Company reported its results of operations on the basis of a fiscal year of 52 or 53 weeks ending on the Saturday closest to December 31. Beginning with the three months ended March 31, 2004, the Company is reporting its operating results on a calendar month, quarter and annual basis. There were 53 weeks in fiscal 2003 and 52 weeks in fiscal 2002. The year ended January 3, 2004 is referred to as “2003” in the accompanying notes to the consolidated financial statements. During 2003, Nasdaq delisted the Company’s stock, which is now traded on the OTC Bulletin Board under the symbol OTCBB: EXBY.
     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The accompanying consolidated financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 have been prepared on a basis consistent with the annual consolidated financial statements, and reflect all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation in accordance with accounting principles generally accepted in the United States of America. The results of operations for the interim periods presented are not necessarily indicative of the operating results for the full year. All information included in the accompanying interim consolidated statements, and the related notes thereto, of September 30, 2005, and for the nine months ended September 30, 2004 and 2005 are unaudited. In addition information as of or for any period subsequent to September 30, 2005 is unaudited.
     The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses of $29,072,000, $43,692,000, $9,914,000 and $5,434,000 in fiscal 2002, 2003, 2004 and the nine months ended September 30, 2005 respectively, and had a stockholders’ deficit of $28,416,000, $11,752,000 and 17,045,000 as of January 3, 2004, December 31, 2004, and September 30, 2005, respectively.
     The Company had limited liquidity as of September 30, 2005 and has continued to reassess its business strategy and investigate various strategic alternatives that would increase liquidity and working capital. These alternatives have included one or more of the following:
•	Obtaining additional capital from debt or equity fund raising activities;

•	Strategic alliance or business combination and related funding from such relationship;

•	Restructuring of notes payable and trade payables to certain suppliers to provide for extended payment terms;

•	Continued restructuring of current operations to decrease operating costs and improve gross margin;

•	Sale of all or a portion of operations or technology rights.
     The Company will continue to explore these and other options that would provide additional capital for current operating needs and longer-term objectives, as well as actions to achieve profitable operations. As discussed in Note 3, on October 31, 2005, the Company completed the sale of $9,550,000 of 10% Secured Convertible Subordinated Notes. The proceeds from this offering will be used for general working capital purposes, including new product development and marketing activities. As discussed in Note 9, on October 31, 2005, the Company also

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
entered into an amendment of the Media Distribution Agreement (“MDA”) with Imation Corp. The amendment provides that the sales prices of media to Imation will be adjusted such that Imation will be able to obtain a gross margin of 8% on sales to third parties during the period from January 1, 2006 through December 31, 2006, and a gross margin of 10% thereafter. Prior to the amendment, the sales prices to Imation were such that Imation was able to realize a 25% gross margin on sales to third parties. In addition to the impact of the amendment to the MDA, increasing revenue from hardware products, increasing unit shipments of media products, and maintaining or decreasing operating costs are critical factors in achieving profitable operations. However, there can be no assurance that the Company will achieve profitable operations in the near term, and if the Company does not generate sufficient cash flow to support its operations, the Company may not be able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
     The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, which require the use of management’s estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities, as well as the reported amounts of revenue and expenses. Accordingly, actual results could differ from the estimates used.
Cash and Cash Equivalents
     Cash equivalents are short-term, highly liquid investments that are both readily convertible to cash and have original maturities of three months or less at the date of purchase. The Company had minimal or no cash equivalents at January 3, 2004, December 31, 2004 and September 30, 2005.
Reverse Stock Split
     Effective for trading on October 31, 2005, the Company effected a ten for one reverse split of its common stock that combined ten outstanding shares prior to the split into one outstanding share after the split. All share and per share amounts in the accompanying consolidated financial statements, and notes thereto, have been adjusted to reflect the reverse split.
Inventory
     Inventory is recorded at the lower of cost or market using the first-in, first-out method, and includes materials, labor and manufacturing overhead. Inventory is presented net of reserves for excess quantities and obsolescence related to raw materials and component parts of $11,353,000, $8,358,000 and $5,867,000 at January 3, 2004, December 31, 2004 and September 30, 2005, respectively, and consists of the following:

(In thousands)	January 3, 2004	December 31, 2004	September 30, 2005 (unaudited)
Raw materials and component parts, net	$6,450	$5,068	$3,039
Finished goods	5,635	7,330	5,615

	$12,085	$12,398	$8,654

Equipment and Leasehold Improvements
     Equipment and leasehold improvements are recorded at cost. Depreciation and amortization is recorded using the straight-line method over the estimated useful lives of the respective assets. Software, computers, furniture and machinery/equipment are depreciated over three years. Leasehold improvements are amortized over the useful life of the asset or the lease term (three to five years), whichever is less. Maintenance and repairs are expensed as incurred.
     The Company continually evaluates long-lived assets, based on the net future cash flow expected to be generated from the asset on an undiscounted cash flow basis, based on significant events or changes in circumstances which indicate the recorded balance may not be recoverable. If that analysis indicates that impairment

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
has occurred, the Company measures the impairment based on a comparison of discounted cash flows or fair values, whichever is more readily determinable, to the carrying value of the related asset.
Fair Value of Financial Instruments
     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, borrowings under the Company’s line of credit and other notes payable, and the current portion of other non-current liabilities in the consolidated balance sheets approximate fair value due to the short-term maturity of these instruments. The fair value of non-current liabilities, primarily notes payable, was estimated by discounting the future cash flows using market interest rates and does not differ significantly from the amounts included in the consolidated balance sheets.
Goodwill
     The Company accounts for goodwill under the provisions of FAS 142. Under FAS 142, goodwill is assigned to one or more reporting units based upon certain criteria, is tested for impairment upon adoption of FAS 142 and annually thereafter, and is no longer amortized. Goodwill relates to the Company’s fiscal 2001 business combination with Ecrix Corporation (“Ecrix”). Upon adoption of FAS 142 on January 1, 2002, the Company concluded that it has one reporting unit, and in 2002 the Company completed the transitional and annual impairment tests using the following approach: (1) Calculate the fair value of the Company based on quoted market prices of the Company’s stock, and compare such amount with the Company’s carrying value (stockholders’ equity or deficit), including goodwill; (2) If the fair value of the Company is less than its carrying amount, measure the amount of impairment loss, if any, by comparing the implied fair value of the goodwill with the carrying amount of such goodwill; (3) If the carrying amount of the goodwill exceeds its implied fair value, recognize that excess as an impairment loss. Using this method, the Company determined that the fair value of the reporting unit, including goodwill, exceeded carrying value as of the date of adoption, January 3, 2004, December 31, 2004 and September 30, 2005, and, accordingly, goodwill is not considered to be impaired.
Revenue Recognition
     The Company recognizes revenue when persuasive evidence of an arrangement exists, shipment or delivery has occurred, the sales price is fixed or determinable, and collectibility of the related receivable is reasonably assured. Generally, these criteria are met upon shipment or delivery of products and transfer of title and risk of loss to customers. Product sales to certain distributors and resellers are subject to agreements allowing certain limited rights of return, marketing related rebates and price protection on unsold merchandise. Accordingly, the Company records an allowance for these items, as well as other product returns in the period of the sale based on contractual terms and historical data. The Company sells products to certain original equipment manufacturers (“OEM’s”), which require that the Company maintain inventory at third party warehouses. Revenue from these sales is recognized when title transfers, which is generally when the OEM takes possession of the inventory from the warehouse. Revenue for out-of-warranty service repairs is recorded when the service has been performed and the product has been shipped back to the customer. Revenue for on-site warranty contracts is deferred and amortized using the straight-line method over the contract period. Shipping and handling costs are included in cost of goods sold.
     The distribution fee received by the Company in connection with the Media Distribution Agreement (“MDA”) discussed in Note 9 was recorded as deferred revenue and is being amortized using the straight-line method over ten years, which represents the estimated period over which existing media products at the commencement of the MDA will be sold. In addition, under certain circumstances the distribution fee may be refundable on a pro-rata basis over a ten year period from the date of the MDA.
Foreign Currency Transactions and Remeasurement
     The U.S. dollar is the functional currency of the consolidated corporation including its subsidiaries. For the Company’s foreign subsidiaries, monetary assets and liabilities are remeasured into U.S. dollars using the exchange rates in effect at the balance sheet date and non-monetary assets are remeasured at historical rates. Results of operations are remeasured using the average exchange rates during the period. The Company recorded net foreign exchange (gains) losses related to these remeasurements of $(608,000), $33,000 and $65,000 in 2002, 2003 and 2004, respectively, and $52,000 and $(15,000) in the first nine months of 2004 and 2005. From time to time, the

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company enters into transactions that are denominated in foreign currencies, primarily for product purchases. These transactions are remeasured at the prevailing spot rate upon payment and recorded in the operating account to which the payment relates. Accounts receivable and payable from subsidiaries denominated in foreign currencies are remeasured using period end rates and transaction gains and losses are recorded. The Company recorded net foreign exchange (gains) losses related to these translations of $1,411,000, $1,818,000 and $40,000 in 2002, 2003 and 2004, respectively, and $(508,000) and $(708,000) in the first nine months of 2004 and 2005. In 2003, 2004 and the first nine months of 2005, (gain) loss of $1,634,000, $(81,000) and $(605,000), respectively, related to the translation of a note payable to a supplier denominated in Yen. In addition, during the first quarter of 2004 the Company’s cost of goods sold increased by $488,000 as a result of a supply agreement with a Japanese supplier which required payment in Yen at a fixed conversion rate. Effective April 1, 2004, purchases under this agreement are made in US dollars.
Comprehensive Income
     The Company has no items of comprehensive income.
Liability For Warranty Costs
     The Company establishes a warranty liability for the estimated cost of warranty-related claims at the time product related revenue is recognized. The following table summarizes information related to the Company’s warranty reserve for the years ended January 3, 2004 and December 31, 2004 and the nine months ended September 30, 2004 and September 30, 2005:

		December 31,	September 30,	September 30,
(In thousands)	January 3, 2004	2004	2004	2005
			(unaudited)
Balance at beginning of period	$5,049	$2,024	$2,024	$1,583
Accruals for warranties issued during the period	1,180	791	649	1,183
Adjustments to warranty liability	(2,977)	91	96	—
Amortization during the period	(1,228)	(1,323)	(989)	(1,245)

Balance at end of period	$2,024	$1,583	$1,780	$1,521

Advertising Costs
     Advertising costs are expensed as incurred and totaled $486,000, $186,000 and $536,000 in 2002, 2003 and 2004, respectively, and $351,000 and $316,000 for the first nine months of 2004 and 2005.
Engineering, Research and Development Costs
     All engineering, research and development costs are expensed as incurred.
Loss Per Common Share
     Basic loss per share is based on the weighted average number of common shares issued and outstanding, and is calculated by dividing net loss by the weighted average number of shares outstanding during the period. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares used in the basic loss per share calculation, adjusted for the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding. For 2002, 2003, 2004 and the first nine months of 2004 and 2005, basic and diluted loss per share are equal, as the inclusion of potentially dilutive common shares is anti-dilutive.
     Options to purchase 1,289,000, 1,603,000 and 2,441,000 shares of common stock for 2002, 2003 and 2004, respectively, and 92,000 and 288,000 for the nine months ended September 30, 2004 and September 30, 2005, were excluded from diluted share calculations as a result of the exercise prices being greater than the average fair market value of the Company’s stock for the year. As a result, the options are anti-dilutive.

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     In addition, options to purchase 613,000, 1,129,000 and 1,691,000 shares of common stock for 2002, 2003 and 2004, respectively, and 327,000 and 113,000 for the nine months ended September 30, 2004 and September 30, 2005, were excluded from diluted share calculations as these options are anti-dilutive as a result of the net loss incurred.
     The Company had several classes of preferred stock outstanding during 2002, 2003, 2004 and the first nine months of 2005, all of which were convertible into the Company’s common stock (see Note 6). The assumed conversion of the preferred shares into common stock, has been excluded from diluted share calculations for all periods, as the effect of the conversion features is anti-dilutive. In addition, as a result of their anti-dilutive effect, accumulated preferred dividends payable in 1,087,000 and 2,282,000 shares of common stock have been excluded from diluted share calculations for 2002 and 2003, respectively. There were no accumulated preferred dividends payable at December 31, 2004 or September 30, 2005.
Stock-Based Compensation
     Under the Company’s Incentive Stock Plan, the Company may grant options to its employees and directors for up to 950,000 shares of common stock. Under the Company’s 1997 Non-Officer Stock Option Plan, the Company may grant options to its employees (who are not officers or directors) for up to 900,000 shares of common stock. In June 2004, The Company’s shareholders approved and ratified the Exabyte Corporation 2004 Stock Option Plan (“2004 Plan”) which provides for the issuance of up to 2,500,000 options to purchase the Company’s common stock. Options granted under the 2004 Plan are non-qualified and may be granted to employees, directors and consultants under the provisions of the 2004 Plan. Under all plans, options are granted at an exercise price not less than the fair market value of the stock on the date of grant. The options typically vest over periods of up to 50 months and expire 10 years after the date of grant, except in the event of the termination or death of the employee, whereupon vested shares must be exercised within 90 days or six months, respectively, or they are canceled. In addition, the Company has granted 1,400,000 options to its CEO outside of the plans. Such options have the same terms and conditions as options granted under the plans described above.
     As permitted under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“FAS 123”), the Company accounts for stock-based compensation using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, no compensation expense has been recognized for options granted to employees with an exercise price equal to the market value at the date of grant or in connection with the employee stock purchase plan. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of FAS 123 and related interpretations.

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
The following table illustrates the effect on net loss available to common stockholders and net loss per share if the Company had applied the fair-value based method of FAS 123 to stock-based compensation.

	Years ended			Nine months ended
					September 30,
(In thousands, except per share data)	2002	2003	2004	September 30, 2004	2005
				(unaudited)
Net loss	$(29,072)	$(43,692)	$(9,914)	$(7,647)	$(5,434)
Add stock-based compensation expense included in reported net loss available to common stockholders, net of related tax effects	178	331	854	842	100
Deduct total stock-based compensation expense determined under fair-value based method for all awards, net of related tax effects	(3,108)	(2,113)	(6,354)	(4,671)	(10,818)

Pro forma net loss	$(32,002)	$(45,474)	$(15,414)	$(11,476)	$(16,152)
Deemed dividend related to beneficial conversion features of preferred stock (Note 6)	(4,557)	(556)	(4,225)	(4,225)	—

Proforma net loss available to common stockholders	$(36,559)	$(46,030)	$(19,639)	$(15,701)	$(16,152)

Basic and diluted net loss per share available to common stockholders:
As reported	$(10.18)	$(6.96)	$(1.34)	(1.15)	(0.47)
Pro forma	$(11.07)	$(7.24)	$(1.86)	(1.52)	(1.41)
     For FAS 123 disclosure purposes, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended			Nine months ended
	2002	2003	2004	September 30, 2004	September 30, 2005
				(unaudited)
Estimated dividends	None	None	None	None	None
Expected volatility	135%	190%	176%	189%	176%
Risk-free interest rate	2.2%-4.0%	1.5%-2.5%	2.3%-3.3%	3.3%	3.9-4.0%
Expected term (years)	3.52	3.21	3.08	3.09	3.10

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     During the nine months ended September 30, 2005, the Company issued 148,000 options to purchase common stock at exercise prices ranging from $2.00 to $4.00 per share.
     On September 9, 2005, the Compensation Committee of the Board of Directors of the Company approved the accelerated vesting of all unvested common stock options with exercise prices equal to or greater than 200% of the closing price of the Company’s common stock on September 9, 2005 ($2.00 per share). As a result, options with an exercise price of $4.00 or higher became fully vested and exercisable on that date. All options granted to employees, officers and members of the Board of Directors under the Company’s Incentive Stock Plan, the 1997 Non-Officer Stock Option Plan, and the 2004 Stock Option Plan, and options granted to the Company’s Chief Executive Officer outside of the plans, were subject to the accelerated vesting. Pro forma stock-based compensation for the nine months ended September 30, 2005 in the above table includes additional expense of $6,527,000 due to the accelerated vesting of 1,632,000 unvested options.
     The primary purpose of the accelerated vesting was to eliminate future compensation expense related to these options that the Company would otherwise recognize in its consolidated financial statements upon the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R is effective for the Company beginning in the first quarter of 2006, and will require that compensation expense related to stock options be recognized in the Company’s consolidated statement of operations. The Company estimates that the maximum aggregate future compensation expense that will be eliminated as a result of the accelerated vesting of these options is approximately $6.5 million, with $1.2 million in the fourth quarter of 2005, $3.3 million in 2006, $1.6 million in 2007 and $400,000 in 2008.
     A summary of the number of outstanding options, the number and percentage of options for which vesting was accelerated, and the weighted average exercise price of the accelerated options is as follows (share amounts in thousands) (unaudited):

			Percentage	Weighted
		Aggregate	of	average
		number of stock	aggregate	exercise
	Total	options for	number of	price of
	outstanding	which vesting	accelerated	ccelerated
	options	was accelerated	options	options
Named Executive Officers (1)	1,908	710	43.5%	$10.60
Non-employee Directors	161	45	2.8%	$8.10

Total Executive Officers and Directors	2,069	755	46.3%	$10.40
All Other Employees	1,889	877	53.7%	$8.10

Total	3,958	1,632	100.0%	$9.20

     (1) Includes current executive officers, as named in the Company’s 2005 Proxy Statement filed with the Securities and Exchange Commission on June 15, 2005.
Reclassifications
     Certain reclassifications have been made to prior years’ balances to conform with the current year presentation.

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 2 — Equipment and Leasehold Improvements
     Equipment and leasehold improvements consist of the following:

	January 3,	December 31,
	2004	2004	September 30, 2005
(In thousands)			(unaudited)
Equipment and furniture	$42,951	$42,977	$26,547
Equipment under capital leases	273	271	271
Leasehold improvements	372	142	142
Less accumulated depreciation and amortization	(40,815)	(40,789)	(24,126)

	$2,781	$2,601	$2,834

     Depreciation expense totaled $6,724,000, $3,688,000 and $1,772,000 in 2002, 2003 and 2004, respectively, and totaled $1,262,000 and 1,057,000 for the first nine months of 2004 and 2005, respectively. Accumulated amortization of equipment held under capital leases was $97,000, $187,000 and $267,000 at January 3, 2004, December 31, 2004 and September 30, 2005, respectively. Amortization of equipment under capital leases is included in depreciation expense.
Note 3 — Accrued Liabilities
     Accrued liabilities are comprised of the following:

	January 3,	December 31,
	2004	2004	September 30, 2005
(In thousands)			(unaudited)
Compensation and benefits	$2,228	$1,671	$1,482
Inventory purchase commitments	1,392	—	—
Current portion of warranty costs	1,045	738	509
Deferred rent concessions	1,747	894	1,048
Litigation settlement	—	—	975
Liability related to overadvance loan guaranties	1,631	—	—
Other	1,393	1,714	1,680

	$9,436	$5,017	$5,694

Note 4 — Debt
Convertible Subordinated Notes
     On October 31, 2005, the Company completed the sale of $9,550,000 of 10% Convertible Subordinated Notes (“Convertible Notes”) and warrants to purchase 4,775,000 shares of common stock. The Convertible Notes are payable interest only through 2010, at which time the principal amount is due in total. Interest on the Convertible Notes is payable quarterly in common stock of the Company. The principal amount of the Convertible Notes was convertible into common stock at the initial conversion price of $2.80 per share throughout the term of the Convertible Notes. On December 1, 2005, the 30 day anniversary of issuance, the conversion price was adjusted to $1.80 per share. The initial exercise price of the warrants, which have a five-year term, was also $2.80 per share; however, the exercise price was adjusted to the adjusted conversion price of the Convertible Notes, or $1.80 per share. The conversion and exercise prices are subject to certain anti-dilution adjustments, including adjustments for sales of common stock or rights to acquire common stock at below the conversion and exercise prices in effect. The Notes are collateralized by a security interest in all of the Company’s assets and are subordinate to the security interest granted, and the indebtedness, under the Company’s line-of-credit agreement with Wells Fargo Business Credit, Inc. The Company is obligated to use its best efforts to register the underlying common shares that would be

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
issued upon conversion of the Convertible Notes and exercise of the warrants, as well as the number of shares that would be issued as interest over the term of the Convertible Notes. The Convertible Notes contain covenants which include, among other things, restrictions on the indebtedness and prepayments of indebtedness. Without the consent of two thirds of the outstanding principal amount of the Convertible Notes, the Company may not, among other things, incur any indebtedness for borrowed money that is not expressly subordinated to the Convertible Notes other than senior indebtedness to Wells Fargo and any subsequent refinancing thereof not to exceed $40.0 million, prepay any indebtedness for borrowed moneys or purchase or pay any dividends on any equity other than dividends on Series AA Preferred Stock payable in common stock. Events of default include a failure of the required registration statement for the common shares described above to be effective on or prior to the 180th day after the original issue date and certain lapses in the effectiveness of the registration statement. The Company must pay liquidated damages if the registration statement is not effective by the 150th day following the closing for the sale of the Convertible Notes and upon the occurrence of certain other events.
     The Convertible Notes may be prepaid at any time at the then outstanding principal amount. Under certain circumstances, including prepayment during a period of default (which includes a change of control) or in connection with a reorganization, a prepayment premium may be required; the premium is the greater of (1) 20% of the outstanding principal or (2) the excess over the principal amount of the product of the an average market price of the common stock at the time multiplied by the number of common shares issuable upon the conversion of the Convertible Notes.
     The warrants will be valued and accounted for using a to-be-determined pricing model. The resulting value, as well as the value of any beneficial conversion feature related to the conversion price of the Convertible Notes, will be recorded as debt discount and amortized to interest expense over the term of the Convertible Notes using the effective interest method.
Line of Credit — Wells Fargo Business Credit, Inc.
     On March 9, 2005, the Company entered into a new asset-based line-of-credit agreement with Wells Fargo Business Credit, Inc. (“Wells Fargo”) which currently provides for borrowings of up to $20,000,000 based on 80% of eligible accounts receivable (as defined), and 25% of eligible finished goods inventory (as defined). Accordingly, borrowing availability under the line of credit varies based on the balances of accounts receivable and inventory throughout the month, quarter or year. Borrowings are secured by substantially all of the Company’s assets. This agreement matures on March 31, 2008, and replaced the loan agreement with Silicon Valley Bank, as described below, which was terminated in March 2005. Interest under the new agreement with Wells Fargo is currently being charged at the lender’s prime rate plus 3% (9.75% at September 30, 2005); and the agreement includes financial covenants and other restrictions relating to, among other things, operating results, the maintenance of minimum levels of net worth or deficit, limits on inventory levels with product distributors, limits on capital expenditures, liens, indebtedness, guarantees, investment in others and prohibitions on the payment of cash dividends on common or preferred stock. Events of default include a change in control. As of June 30 and September 30, 2005, the Company was in violation of covenants relating to operating results and maintenance of specified levels of net worth or deficit, and received a waiver of such violations in August and October 2005. In connection with the waivers, the agreement was amended to provide for revised financial covenants for the remainder of 2005 relating to operating results and the maintenance of minimum net worth or deficit, an interest rate equal to the prime rate plus 3%, subject to decrease if debt or equity capital is obtained, and a reduction in the borrowing advance rate for eligible inventory. The outstanding balance under the line of credit was $8,304,000 at September 30, 2005.
Line of Credit — Silicon Valley Bank
     On June 18, 2002, the Company entered into a $25,000,000 line of credit agreement (the “Agreement”) with Silicon Valley Bank (“SVB”) that originally expired in June 2005. As of December 28, 2002, the Company was not in compliance with certain financial covenants included in the Agreement which constituted an event of default. In February 2003, SVB agreed to forbear from exercising its remedies as a result of the default, and in April 2003, the Company entered into the Third Modification Agreement (“Third Modification”). The Third Modification provided for borrowings of up to $20,000,000, based on a specified percentage of eligible accounts receivable, as defined, and a percentage of specified inventory balances, also as defined in the Agreement, and overadvance guarantees by a shareholder and officer totaling $2,500,000. Collateral for all borrowings included substantially all assets of the Company and the maturity date of the Agreement was revised to September 30, 2003. Interest under the

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Third Modification was charged at a rate equal to the prime rate plus 5.25%. The Fourth Modification Agreement increased the overadvance guaranties from $2,500,000 to $2,750,000 effective July 18, 2003.
     On October 10, 2003, the Company entered into the Fifth Modification Agreement, which extended the Agreement through September 30, 2005, under similar terms and conditions. In May 2004, the Company entered into a revised agreement (the “Revised Agreement”), which provided for borrowings of up to $20,000,000 based on 75% of eligible accounts receivable (as adjusted). Eligible accounts receivable excluded balances greater than 90 days old, certain foreign receivables and other items defined in the Revised Agreement. No borrowings were available based on inventory balances. Interest was charged at the prime rate plus 2.0 (7.25% at December 31, 2004), and the Revised Agreement included financial covenants relating to operating results, limits on inventory levels with product distributors, the maintenance of minimum levels of net worth or deficit and prohibited the payment of cash dividends on common or preferred stock. The Revised Agreement also included certain acceleration clauses that may cause any outstanding balance to become immediately due in the event of default. As of January 3, 2004, the Company was in violation of the covenant relating to operating results for the fourth quarter of 2003. The Company obtained a waiver of such covenant violation in March 2004. As of December 31, 2004, the Company was in compliance with all covenants included in the Revised Agreement, had $6,173,000 in borrowings outstanding under the line of credit.
     In connection with the Third Modification, SVB had notified the Company that it was in an “over advance” state with respect to its line of credit, and that in order for SVB to continue to allow the Company to borrow against the line, the Company was required to cause its CEO and a significant shareholder (“Guarantors”) to agree to guarantee up to a maximum of $2,500,000 for advances in excess of the Company’s credit limit (the “Guaranties”). The Company, through an independent committee of its Board, negotiated agreements with the Guarantors, whereby the Guarantors agreed to such a guarantee in exchange for a specific number of shares of the Company’s common stock, as discussed below. In addition, SVB required that each of the Guarantors enter into a subordination agreement (“Subordination Agreement”), whereby each Guarantor agreed to subordinate to SVB: (1) all of the Company’s present and future indebtedness and obligations to the Guarantor; and (2) all of the Guarantor’s present and future security interests in the Company’s assets and property. Additional guaranties for $250,000 of excess borrowings were obtained from other shareholders in July 2003 under similar terms. The Guaranties were terminated in November 2003.
     As consideration for the Guaranties, the Company issued (pro-rata) 5,004,325 shares of its common stock in 2003, and 370,674 shares in 2004. The Company determined the fair value of the 5,375,000 shares based on the market price of the Company’s stock on the date the shares were earned by the Guarantors, and recorded $10,146,000 of stock-based interest-expense during 2003. The value of the total shares issued under the Guaranties was recorded as interest expense over the anticipated period that such Guaranties were in effect.
     In connection with the Third Modification, the Company issued SVB a fully vested, immediately exercisable and non-forfeitable warrant to purchase 200,000 shares of common stock at an exercise price of $1.05 per share pursuant to the Modification Agreement. This warrant was issued as compensation to SVB for continuing to allow access to an extended credit limit while the Company negotiated the series of Guarantee Agreements with its CEO and a significant investor, as discussed above. The Company determined the value of the warrants to be $159,000 based on the Black-Scholes option-pricing model with the following assumptions: no dividend yield, expected life — 7 years, volatility — 135%, and risk free interest rate — 3.5%. The fair value of the warrant was recognized as interest expense over the term of the Third Modification, which expired on September 30, 2003. The warrants were exercised in 2004.
Notes Payable — Suppliers
     During the first quarter of 2003, the Company entered into agreements with four of its largest suppliers that converted certain accounts payable and accrued liability amounts outstanding at December 28, 2002, totaling $20,900,000, to unsecured notes payable. These amounts were due through 2005 and bore interest at rates ranging from zero to 5%. At December 31, 2004 and September 30, 2005, the remaining balance of $7,001,000 and 4,892,000, respectively is due to one supplier, Hitachi, Ltd. (Hitachi). In November 2004 and November 2005, the payment terms for this note were restructured to provide for repayment through March 31, 2007, with interest at 2.1% through March 31, 2006 and 3.1% thereafter. In September 2003, the Company entered into restructuring and note payable agreements with a fifth supplier, Solectron Corporation (“Solectron”), for $8,991,000 which converted accounts payable and current inventory purchase commitments to a note payable bearing interest at 9%. In May

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2004, the Company made a $2,020,000 prepayment on the Solectron note and revised the payment schedule. As of September 30, 2005, all inventory purchase commitments had been satisfied, and the total amount due to Hitachi and Solectron under the remaining notes payable — suppliers is $6,657,000 which is payable as follows: 2005 — $1,206,000; 2006 — $4,824,000; 2007 — $627,000. As of February 1, 2005, the Company was in violation of a provision included in the note payable to Hitachi relating to the payment of payables for January product purchases. The Company obtained a waiver of such violation on February 14, 2005 (unaudited). The Company accounted for the modification of the liabilities under EITF 96-19, Debtors Accounting for a Modification or Exchange of Debt Instruments (“EITF 96-19”). In accordance with the provisions of EITF 96-19, the terms of the notes are not considered to be substantially different than the terms of the original liabilities.
Note Payable — Lessor
     In September 2003, the Company entered into a note payable in the amount of $3,060,000 with the lessor of certain of its former office and manufacturing facilities, in settlement of all past and future amounts due under the lease for such facilities. The note is unsecured, is payable interest only through September 2008, at which time the entire principal amount is due. The interest rate on the note at September 30, 2005 is 6.0% and this rate will continue until September 2007, at which time the rate increases to 10.0% for the final year of the note. Interest on the note was imputed at a rate of 9.0% over the term of the note and, accordingly, the note was recorded net of discount of $359,000. The 9.0% rate was considered to be a market interest rate based on other borrowings of the Company. The discount is being recognized over the term of the note as additional interest expense using the effective interest method.
Bridge Loan
     On April 23, 2002, the Company received a $1,000,000 bridge loan from a current investor in the Company, Meritage Private Equity Fund, L.P. The bridge loan accrued interest at a rate of 18% per annum and matured on July 31, 2002. Pursuant to the bridge loan, the Company issued Meritage Private Equity Funds a warrant, with a ten-year life, to purchase 10,000 shares of common stock at an exercise price of $8.30 per share. The Company valued the warrant using a Black-Scholes valuation model with the following assumptions: 133% expected volatility, a 5% risk-free interest rate, a 10 year expected term, and no estimated dividends. The Company recorded $541,000 of debt discount related to the value of the warrants and the resultant beneficial conversion feature. The beneficial conversion feature was calculated in accordance with EITF 98-5 “Accounting for Convertible Securities With Beneficial Conversion Features or Contingently Adjustable Conversion Features” and EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments.” The Company amortized $516,000 of debt discount to interest expense in the second quarter of 2002. The bridge loan converted into Series I preferred stock as part of the second closing of the Series I offering on July 31, 2002, and as of that date, the Company amortized the remaining $25,000 of debt discount to interest expense.
     Interest expense totaled $2,024,000, $12,859,000 and $1,581,000 in 2002, 2003 and 2004, respectively and $1,239,000 and $1,142,000 for the first nine months of 2004 and 2005.
Note 5 — Stock Compensation Plans
Fixed Stock Option Plans
     Under the Company’s Incentive Stock Plan, the Company may grant options to its employees and directors for up to 950,000 shares of common stock. Under the Company’s 1997 Non-Officer Stock Option Plan, the Company may grant options to its employees (who are not officers or directors) for up to 900,000 shares of common stock. In June 2004, The Company’s shareholders approved and ratified the Exabyte Corporation 2004 Stock Option Plan (“2004 Plan”) which provides for the issuance of up to 2,500,000 options to purchase the Company’s common stock. Options granted under the 2004 Plan are non-qualified and may be granted to employees, directors and consultants under the provisions of the 2004 Plan. Under all plans, options are granted at an exercise price not less than the fair market value of the stock on the date of grant. The options typically vest over periods of up to 50 months and expire 10 years after the date of grant, except in the event of the termination or death of the employee, whereupon vested shares must be exercised within 90 days or six months, respectively, or they are canceled. In addition, the Company has granted 1,400,000 options to its CEO outside of the plans. Such options have the same terms and conditions as options granted under the plans described above.

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)
     A summary of the status of the Company’s fixed stock option plans as of December 28, 2002, January 3, 2004, December 31, 2004 and September 30, 2005 and changes during the periods then ended, is as follows:

	Fiscal Years Ended						Nine Months Ended
	2002		2003		2004		September 30, 2005
							(unaudited)
		Weighted-		Weighted		Weighted-		Weighted
		Ave.		-Ave.		Ave.		-Ave.
	Shares	Exercise	Shares	Exercise	Shares	Exercise	Shares	Exercise
	(000s)	Price	(000s)	Price	(000s)	Price	(000s)	Price
Outstanding at beginning of period	1,182	$34.20	1,902	$20.00	2,742	$8.30	4,132	$8.05
Granted at fair market value	1,085	10.30	1,444	2.20	1,549	8.30	148	2.88
Exercised	(9)	6.50	(2)	6.50	(32)	5.50	(18)	1.81
Forfeited	(356)	37.30	(602)	31.40	(127)	16.00	(254)	14.47

Outstanding at end of period	1,902	$20.00	2,742	$8.30	4,132	$8.05	4,008	$7.49

Options exercisable at end of period	727	$33.90	763	$15.10	1,336	$10.20	3,352	$8.60
Weighted-average fair value of options granted during the period	$8.00		$1.70		$7.10		$2.88
     The following table summarizes information about fixed stock options outstanding at December 31, 2004:

			Options Outstanding			Options Exercisable
			Number	Weighted-Avg.	Weighted-Avg.	Number	Weighted-Avg.
Range of			Outstanding	Remaining	Exercise	Exercisable	Exercise
Exercise Prices			(000's)	Contractual Life	Price	(000's)	Price
$1.10	—	4.50	1,204	8.57	$1.80	409	$1.80
4.70	—	8.20	1,941	8.92	7.80	537	7.20
8.50	—	14.00	879	7.50	11.70	282	11.30
20.90	—	176.30	108	5.09	53.70	108	53.70

			4,132	8.42	$8.00	1,336	$10.20

     The following table summarizes information about fixed stock options outstanding at September 30, 2005 (unaudited):

			Options Outstanding		Options Exercisable
			Number	Weighted-Avg.	Weighted-Avg.	Number	Weighted-Avg.
Range of			Outstanding	Remaining	Exercise	Exercisable	Exercise
Exercise Prices			(000's)	Contractual Life	Price	(000's)	Price
$1.05	—	4.50	1,301	8.03	$1.86	647	$1.93
4.70	—	8.20	1,792	8.26	7.83	1,790	7.83
8.50	—	14.00	844	6.89	11.73	844	11.73
20.94	—	175.00	71	4.45	51.53	71	51.53

			4,008	7.83	$7.49	3,352	$8.60

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
   Employee Stock Purchase Plan
     Under the Employee Stock Purchase Plan, the Company is authorized to issue up to 150,000 shares of common stock to its full-time employees, substantially all of whom are eligible to participate. Under the terms of the plan, employees may elect to have up to 15% of their gross salaries withheld by payroll deduction to purchase the Company’s common stock. The purchase price of the stock is 85% of the lower of market price at the beginning or end of each six-month participation period. Purchases are limited to 100 shares per employee per offering period. Employees purchased 8,500, 2,100 and 4,000 shares in 2002, 2003 and 2004, respectively and 1,500 shares in the first nine months of 2005.
     The fair value of each stock purchase plan grant is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	2002	2003	2004
Estimated dividends	None	None	None
Expected volatility	135%	190%	176%
Risk-free interest rate	3.5%-3.6%	1.9%-2.2%	2.3%-3.1%
Expected term (years)	0.5	0.5	0.5
Weighted-average fair value of purchase rights granted	$0.58	$0.13	$0.59
Note 6 — Preferred Stock
     The Company has authorized and issued shares of the following series of Preferred Stock:
   Series AA Preferred Stock
     On May 3, 2004, the Company completed the sale of 25,000 shares of newly authorized Series AA Preferred Stock and warrants to purchase 750,000 shares of common stock for total gross proceeds of $25,000,000 (approximately $23,609,000 net of offering costs). The purchase price of the Series AA shares was $1,000 per share and each share is convertible into 100 shares of common stock. The conversion price was initially $10.00 per share. The warrants had an exercise price of $10.00 per share and a term of five years and were valued and accounted for using the Black-Scholes option pricing model with the following assumptions: no dividend yield, expected life — 3.09 years, volatility — 183%, and risk free interest rate — 3.26%. In connection with the sale of the Convertible Notes, the conversion price of all Series AA shares (including the shares received in the exchange described below) and the exercise price of the related warrants were adjusted to $1.80 per share. As a result of this adjustment to the conversion price, the Series AA shares may be convertible into as many as 24,949,000 common shares. The number of common shares issuable under the outstanding warrants was not affected by the sale of the Notes. The Company is in the process of determining the amount of any deemed dividend related to the adjustment of the conversion and exercise price of the Series AA shares and related warrants and will record such deemed dividend, if any, in the fourth quarter of 2005.
     In addition, in connection with the issuance of the Series AA Preferred Stock, all shareholders of the Company’s existing Series H and Series I Preferred Stock exchanged those shares and accumulated dividends, for shares of the Series AA Preferred Stock and common stock purchase warrants on an as converted common stock equivalent basis. Series AA shares and common stock warrants issued for the exchange totaled 19,909 shares and 597,271 warrants. In connection with the exchange, the Company agreed to accrue common stock dividends on the Series I Preferred shares through December 31, 2004. Accordingly, the Series I shareholders received the equivalent of an additional 70,856 shares of common stock as consideration for the exchange, and the Company recognized a deemed dividend equal to the fair value of the additional consideration, including the value of the common stock warrants received by the Series H and Series I shareholders, of approximately $4,225,000.
     Dividends on the Series AA Shares are payable in cash or common stock at an initial rate of 5%, with an increase to 8% after four years, 10% after five years and 12% thereafter. During 2004 and the nine months ended September 30, 2005, the Company issued 286,049 and 716,781 common shares, respectively, as dividends on the

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Series AA preferred. The Company has the right to force conversion of the Series AA shares, which are non-voting, at such time as the Company’s common stock has reached specified price parameters, subject to certain limitations. The Series AA shares have a liquidation preference equal to the issuance price, plus accumulated unpaid dividends and are subject to redemption based on the occurrence of certain conditional events, which are under the sole control of the Company. On August 27, 2004, the Company registered for resale the underlying common shares that would be issued upon conversion, as well as a specified number of common shares that would be issued as dividends on the Series AA shares and updated the registration statement on April 26, 2005. The Company is also obligated to maintain a current registration statement in effect until such common shares can be sold without the use of the registration statement.
   Series G Preferred Stock
     In November 2003, the sole stockholder of the Series G preferred stock exchanged such shares for approximately 251,500 shares of common stock. The number of common shares issued was in excess of the shares that would have been issued using the original conversion ratio and, accordingly, the Company recognized a deemed dividend equal to the fair value of the additional common shares issued of $556,000 in 2003.
   Series H Preferred Stock
     On November 9, 2001, the Company issued 9,650,000 shares of Series H preferred stock as part of the Agreement and Plan of Merger between the Company, Ecrix and certain investors. The original issue price of the Series H preferred stock was $1.00 per share. No dividends accrued with respect to the Series H preferred stock, although an adjustment to the conversion price was required to be made in the event a dividend or distribution payable in common stock was declared with respect to the common stock. In February 2004, three Series H Preferred Stock Shareholders converted 1,385,382 shares into 138,538 shares of common stock. In connection with the issuance of the Series AA Preferred Stock, all remaining Series H shareholders exchanged those shares for shares of the Series AA Preferred Stock and common stock warrants on an as converted common stock equivalent basis.
   Series I Preferred Stock
     On May 17, 2002, the Company issued 3,901,200 shares of Series I preferred stock at a price of $1.00 per share for net cash proceeds of $3,664,000. On July 31, 2002, the Company issued an additional 4,536,300 shares of Series I preferred stock at a price of $1.00 per share in exchange for net cash proceeds of $3,292,000 and the conversion of $1,051,000 in bridge loans and accrued interest. Included in the total 8,437,500 shares of Series I preferred stock issued were 37,500 shares issued as an introduction fee. As discussed in Note 9, the Company issued an additional 1,500,000 shares at $1.00 per share in November 2003. The Series I preferred shares were convertible into shares of common stock at a price of $5.965 per share. The difference between the conversion price of the Series I preferred stock and the fair value of the Company’s common stock on May 17, 2002 resulted in a beneficial conversion feature in the amount of $2,639,000 for the shares issued pursuant to the first closing. The difference between the conversion price of the Series I preferred stock and the fair value of the Company’s common stock on July 31, 2002 resulted in a beneficial conversion feature in the amount of $1,918,000 for the shares issued pursuant to the second closing. Accordingly, $4,557,000, is reflected in the Statement of Operations for 2002 as a deemed dividend and was calculated in accordance with EITF 98-5 “Accounting for Convertible Securities With Beneficial Conversion Features or Contingently Adjustable Conversion Features” and EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments.”
     In addition, holders of the Series I preferred stock, in preference to the holders of Exabyte’s other preferred and common stock, were entitled to receive, when, as and if declared by the board of directors, dividends in an amount per share calculated at a compound annual rate of 12% of the original issue price of the Series I preferred stock. All dividends were cumulative, whether or not declared, and were payable quarterly in arrears. Upon conversion of any shares of Series I preferred stock, any accrued but unpaid dividends were to be paid in cash or, at the option of the holder, in shares of common stock at the conversion price per common share. At January 3, 2004, the Company had accumulated, but had not declared or paid $1,361,000 of preferred stock dividends related to the Series I issuance.

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     In October 2003, a preferred stockholder converted 616,500 shares of Series I Preferred Stock into approximately 103,000 shares of common stock. During the first four months of 2004, three preferred stockholders converted 2,883,500 shares of Series I Preferred Stock into approximately 556,000 shares of common stock.
     In connection with the issuance of the Series AA Preferred Stock, all shareholders of the Company’s existing Series I Preferred Stock exchanged those shares and accumulated dividends, for shares of the Series AA Preferred Stock and common stock purchase warrants on an as converted common stock equivalent basis.
Note 7 — Income Taxes
     Loss before income taxes is subject to tax in the following jurisdictions:

	Fiscal years ended			Nine months ended
	2002	2003	2004	September 30, 2004	September 30, 2005
(In thousands)				(unaudited)
Domestic	$(29,358)	$(42,749)	$(8,801)	$(6,750)	$(4,653)
Foreign	(116)	(855)	(1,066)	(863)	(763)

	$(29,474)	$(43,604)	$(9,867)	$(7,613)	$(5,416)

     The (benefit) expense from income taxes consists of the following:

	Fiscal years ended			Nine months ended
	2002	2003	2004	September 30, 2004	September 30, 2005
(In thousands)				(unaudited)
Current:
Federal	$(453)	$—	$—	—	—
State	—	—	—	—	—
Foreign	51	88	47	34	18

	$(402)	$88	$47	$34	$18

     Total income tax benefit differs from the amount computed by applying the U.S. federal income tax rate of 35% to loss before income taxes for the following reasons:

	2002	2003	2004	September 30, 2004	September 30, 2005
(In thousands)				(unaudited)
U.S. federal income tax at statutory rate	$(10,316)	$(15,261)	$(3,470)	$(2,665)	$(1,896)
State income taxes, net of federal benefit	(563)	(1,390)	(283)	(247)	(176)
Valuation allowance	10,063	16,381	3,330	2,912	2,072
Effects of sale of CreekPath Systems, Inc.	726	—	—	—	—
U.S. federal income tax refund	(453)	—	—	—	—
Foreign taxes in excess of 35%	50	88	47	34	18
Other	91	270	423	—	—

	$(402)	$88	$47	$34	$18

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The Company’s deferred tax asset is attributable to the following:

	January 3,	December 31,
	2004	2004
(In thousands)
Current assets:
Warranty reserve	$1,508	$1,365
Allowance for uncollectible accounts receivable	687	727
Reserves for excess or obsolete inventory	4,480	3,615
Other	2,475	2,512

	9,150	8,219
Less: valuation allowance	(9,150)	(8,219)

	$—	$—

Noncurrent assets:
Net operating loss carry forwards	$83,386	$79,613
Deferred revenue	—	6,262
Equipment and leasehold improvements	4,000	2,179
Credit carry forwards	4,774	4,774
Goodwill	472	358
Capitalized research and development for tax purposes	24,947	28,047
Other	1,694	2,302

	119,273	123,535
Less: valuation allowance	(119,273)	(123,535)

	$—	$—

     The components of the Company’s deferred tax asset at September 30, 2005 are not significantly different from the December 31, 2004 balances. A valuation allowance equal to 100% of the deferred tax asset has been recorded as of September 30, 2005.
     During 2002, the Company received a tax refund of approximately $453,000. The refund was the result of the carryback of net operating losses allowed under a recent law change, increasing the carryback period from two to five years for net operating losses generated in 2001 and 2002. As a result of the Company’s deferred tax valuation allowance, the Company recorded a benefit for the cash refund received.
     The Company has recorded a deferred tax valuation allowance equal to 100% of total deferred tax assets. In recording this allowance, management has considered a number of factors, but primarily, the Company’s cumulative operating losses over prior years and the uncertainty regarding future profitability. Management has concluded that a valuation allowance is required for 100% of the total deferred tax asset as it is more likely than not that such asset will not be realized.
     At December 31, 2004, the Company had incurred domestic net operating loss carryforwards of approximately $207,000,000 which expire between 2005 and 2024. Under the Tax Reform Act of 1986, the amount of, and the benefit from, net operating losses that can be carried forward is limited due to a cumulative ownership change of more than 50% over a three-year period, which occurred in November 2001 in connection with the Ecrix acquisition. The portion of Exabyte’s and Ecrix’s pre-business combination tax carryovers, totaling $153,000,000, that can be utilized in any one taxable year for federal tax purposes is limited to approximately $1.2 million per year through 2021. Ownership changes after December 31, 2004 could further limit the utilization of the Company’s remaining net operating loss carryforward of $54,000,000, in addition to any losses incurred subsequent to December 31, 2004. As of December 31, 2004, the Company had approximately $73,000,000 of total net operating loss carryforwards that may be used to offset future taxable income.

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 8 — Restructurings and Workforce Reductions
     Restructurings and workforce reductions in 2002, 2003, 2004 and 2005 are summarized as follows:
   2002
     During the first quarter of 2002, the Company incurred $4,363,000 in charges related to a restructuring. The Board of Directors adopted the plan for this restructuring on January 20, 2002. As a result of this restructuring, the Company closed its service and final assembly facility in Scotland, closed its service depots in Australia and Canada and further reduced its U.S workforce.
     These restructuring charges include the write-off of leasehold improvements and capital equipment taken out of service of $1,905,000, employee severance and related costs of $1,345,000, the write-off of excess inventories of $652,000, excess facilities costs of $307,000 and other costs of $154,000. During the first quarter of 2002, the Company recorded approximately $3,736,000 of these charges to cost of sales, $509,000 to selling, general and administrative expenses and $117,000 to research and development expenses. During 2002, the Company paid approximately $1,446,000 of these restructuring costs, of which approximately $1,311,000 is severance and related items. At December 28, 2002, approximately $20,000 for severance pay and $174,000 of an excess facilities obligation remained. Both amounts were paid in 2003.
     Workforce reductions involved approximately 200 employees worldwide, of which 184 were eligible to receive severance payments. All severance payments for these employees were contractually defined and communicated during the first quarter of 2002. The affected employees were from all functional areas of the Company, with approximately 96 employees in Scotland, 92 in the U.S., six in Australia, four in Canada and two in Singapore.
     The Company also incurred special charges of $3,421,000 during the first quarter of 2002, which did not qualify as restructuring charges. These charges included $4,621,000 of fixed asset and inventory write-offs related to a downsizing and to changes in its product roadmap, net of income of $1,200,000 related to the sale of certain technology. During the first quarter of 2002, the Company recorded $3,675,000 of these special charges to cost of sales, $262,000 to selling, general and administrative expenses, and $684,000 to research and development expenses.
     In July 2002, the Company completed a reduction in its workforce in order to reduce expenses and minimize ongoing cash consumption. All areas of the Company were impacted by the workforce reduction. The Company reduced its domestic workforce by approximately 104 persons and recorded a severance charge to operations in the third quarter of 2002 of approximately $428,000. The Company recorded $121,000 of this severance charge as cost of sales, $179,000 as selling, general and administrative expenses and $128,000 as research and development expenses. All severance was paid during the third quarter of 2002.
   2003
     During 2003, the Company terminated employment of 170 full- and part-time employees. These terminations affected employees in all areas of the Company including the sales, engineering and administrative functions and included terminations of certain employees located in Europe. In addition, certain of these terminations related to the outsourcing of the Company’s repair and service function.. The Company paid all severance related to these terminations during 2003, which totaled approximately $549,000 and is primarily recorded in operating expenses.
   2004
     During the fourth quarter of 2004, the Company terminated employment of 34 full- and part-time employees. These terminations affected employees in all areas of the Company including the sales, engineering and administrative functions and included terminations of certain employees located in Europe. In addition, certain of these terminations related to the outsourcing of the Company’s technical support function. The Company paid all severance related to these terminations during 2004, which totaled approximately $251,000 and is primarily recorded in operating expenses.

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
   2005
     During the third quarter of 2005, the Company terminated employment of seven full and part-time employees, primarily related to the European sales function. In addition, the Company adopted a plan to revise its corporate structure in Europe. All severance and benefit payments for these employees were defined and communicated during the quarter. As of September 30, 2005, the Company accrued $470,000 related to the workforce reduction and reorganization, which consists primarily of severance, benefits, and legal fees associated with the terminations. This amount is included in selling, general and administrative expense in the accompanying consolidated financial statements.
Note 9 — Media Distribution Agreement
     On November 7, 2003, the Company entered into the MDA with Imation Corporation (“Imation”) whereby the Company granted Imation the exclusive worldwide marketing and distribution rights for the Company’s proprietary removable data storage media. In exchange for such rights, Imation paid the Company a distribution fee of $18,500,000, all of which was received by December 31, 2003. The Company agreed to grant Imation a second security interest in its intellectual property to secure the Company’s obligations under the MDA and a seat as an observer on the Company’s Board of Directors. The MDA has an indefinite term, but provides for termination by Imation upon 180 days’ prior written notice to the Company, or upon a material default by either party. If Imation terminates the MDA because of a material default by Exabyte during the first ten years of the MDA, the Company must pay Imation a prorated portion of the distribution fee based on a ten-year period. If the MDA is terminated by Imation, the Company is not obligated to refund any portion of the distribution fee. The MDA provided for discounted sales prices to Imation, such that Imation was able to obtain a gross margin of at least 25% on sales to third parties. In addition, on November 7, 2003, Imation purchased 1,500,000 shares of the Company’s Series I Preferred Stock for $1,500,000 which were exchanged for Series AA Preferred shares in May 2004. As of September 30, 2005, the deferred revenue balance related to the distribution fee is approximately $15,108,000.
     On October 31, 2005, the Company entered into an Amendment of the MDA (“Amendment”), whereby the sales prices to Imation will be adjusted such that Imation will be able to obtain a gross margin of 8% on sales to third parties during the period from January 1, 2006 through December 31, 2006, and a gross margin of 10% thereafter. As consideration for the revision of the gross margin and to adjust the initial distribution fee, the Company agreed to provide the following to Imation; (1) a $5,000,000 note payable, bearing interest at 10% beginning January 1, 2006, with interest only payments through 2007 and equal quarterly principal and interest payments commencing on March 31, 2008 and continuing through December 31, 2009, (2) 1,500,000 shares of common stock and warrants to purchase 750,000 shares of common stock of the Company at $1.80 per share, as adjusted, and (3) a $2,000,000 credit to be applied against product purchases by Imation subsequent to January 1, 2006. The Amendment also decreased the amount of the distribution fee that would be required to be repaid to Imation due to a termination of the MDA to $8,500,000. In addition, on October 31, 2005, Imation loaned $2,000,000 to the Company under a note payable which bears interest at 10% and is payable interest only through December 15, 2006, at which time the principal amount is due in total. In connection with the $5,000,000 and $2,000,000 notes, the Company granted Imation a security position in substantially all of the Company’s assets. These notes are subordinated to the security interests of, and indebtedness to, Wells Fargo and the holders of the Convertible Notes. The $5,000,000 note is subject to mandatory full or partial prepayment should the Company complete a future financing for specified amounts prior to the scheduled repayment term. The warrants have substantially the same terms as the warrants issued in connection with the Convertible Notes. The Company is obligated to use its best efforts to register the common shares issued to Imation and issuable upon exercise of the warrants provided to Imation. The consideration provided to Imation was recorded as an adjustment of the initial distribution fee and a reduction of deferred revenue originally recorded at the inception of the MDA.
Note 10 — Commitments and Contingencies
   Indemnities, Commitments and Guaranties
     The Company leases its office, distribution and sales facilities under various operating lease arrangements. Substantially all of the leases contain various provisions for rental adjustments including, in certain cases, a provision based on increases in the Consumer Price Index, and require the Company to pay property taxes, insurance

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and normal maintenance costs. The Company also leases certain equipment under operating leases. Future minimum lease payments under non-cancelable operating lease arrangements as of September 30, 2005, are as follows:

(In thousands)
Q3 2005 — Q2 2006	$923
Q3 2006 — Q2 2007	848
Q3 2007 — Q2 2008	866
Q3 2008 — Q2 2009	869
Q3 2009 — Q2 2010	658

$4,164

     Rent expense aggregated $5,414,000, $6,022,000 and $1,727,000 in 2002, 2003 and 2004, respectively and $1,240,000 and $1,318,000 for the first nine months of 2004 and 2005.
     In the normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include intellectual property indemnities to the Company’s customers in connection with the sales of its products, indemnities for liabilities associated with the infringement of other parties’ technology based upon the Company’s products, indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. In addition, the Company has contractual commitments to various customers, which could require it to incur costs to repair an epidemic defect with respect to its products outside of the normal warranty period if such defect were to occur. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential future payments that the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying consolidated balance sheets. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.
     In June 2005, the Company entered into a new lease agreement with its existing landlord for its Boulder facilities for a five-year period beginning July 1, 2005. Under the previous lease agreements, which were terminated in connection with the new agreement, the Company had accumulated $1,103,000 of deferred rent concessions as of June 30, 2005. This amount will be amortized as a reduction of rent expense over the term of the new lease agreement. The unamortized balance as of September 30, 2005 is $1,048,000.
     In addition, as of September 30, 2005, the Company has issued irrevocable letters-of-credit in favor of certain suppliers totaling $750,000, of which $500,000 expires December 31, 2005 and $250,000 expires June 30, 2006.
   Litigation
     The Company is, from time to time, subjected to certain claims, assertions or litigation by outside parties as part of its ongoing business operations. The outcomes of any such contingencies are not expected to have a material adverse impact on the consolidated financial condition, results of the operations or cash flows of the Company.
     On April 26, 2005, The D.I.C. Creditors’ Trust and J Gregg Pritchard, Trustee on behalf of the D.I.C. Creditors’ Trust, (together, the “Plaintiffs”) filed their Original Complaint against the Company to Avoid Transfers and Objection to Proof of Claim (the “Complaint”) in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the “Bankruptcy Court”). The Complaint was filed in connection with the chapter 11 bankruptcy cases of Daisytek, Inc. and its affiliated debtors (collectively, the “Daisytek Debtors”), jointly administered Case No. 03-34762 pending before the Bankruptcy Court.
     Through the Complaint, the Plaintiffs sought to avoid and recover approximately $2,764,000 in payments allegedly made to the Company from one or more of the Daisytek Debtors prior to their respective bankruptcy filings, asserting that the payments constitute preferential transfers or fraudulent transfers. In addition, the Plaintiffs sought disallowance of the proof of claim filed by the Company in the amount of approximately $5,954,000 against

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the bankruptcy estate of Digital Storage, Inc., one of the Daisytek Debtors and a former distributor of the Company’s products. In July 2005, the Company reached an agreement with the Plaintiffs that provided for the settlement of the claim for a payment of $1,125,000 over a twelve-month period, commencing September 1, 2005, and the relinquishment of the Company’s claim against the estate. The agreement was approved by the Bankruptcy Court in September 2005. The Company recorded a provision for the settlement as of June 30, 2005.
     On October 5, 2004, the Company filed a complaint against Certance LLC (“Certance”) in the United States District Court for the District of Colorado asserting that Certance infringed upon certain of the Company’s patents. Certance subsequently filed its answer, which included routine defenses customary for this type of proceeding, on November 18, 2004. In addition, in connection with this litigation, Matsushita Electric Industrial Co. Ltd. (Matsushita) filed a complaint against the Company asserting a claim for patent infringement related to another of the Company’s products. A subsidiary of Matsushita is the contract manufacturer of the product included in the Company’s initial complaint against Certance. Effective October 13, 2005, the Company entered into a Settlement and Compromise Agreement, whereby (1) the defendant agreed to modify certain features within its drive products, (2) both complaints were dismissed and (3) the defendant agreed to make a payment of $1,200,000, which was received by the Company on November 1, 2005.
Note 11 — Lease Terminations
     During the second and third quarters of 2003, the Company was in default under three lease agreements for facilities due to delinquent rental payments. For the first property, which included the Company’s headquarters, the lessor terminated the original lease and a subsequent short-term lease on June 30, 2003, and the Company ceased use of the building on that date. Remaining lease payments under the original lease totaled approximately $1,600,000. The lessor under this lease had commenced litigation against the Company and claimed damages relating to the rental default and an alleged failure to maintain the leased premises.
     In October 2003, the Company reached a settlement with the lessor for the payment of the remaining lease payments over a one-year period commencing in November 2003. As discussed in Note 4, the Company settled the default under a second lease for facilities through the issuance of a note payable. The Company also settled its obligation under a lease for its former San Diego, California sales office space for approximately $170,000.
     As a result of the lease terminations and settlements and the Company ceasing to use the leased facilities, the Company recorded lease termination expense and related costs totaling $4,707,000 in 2003. Included in this amount is $4,498,000 of past and future rental payments (net of discount) and $972,000 of accelerated amortization of leasehold improvements, less $763,000 of related deferred rent concessions.
Note 12 — Investments and Sale of Technology
     In December 1999, the Company formed a wholly-owned subsidiary, CreekPath Systems Inc. (“CreekPath”), and received 10,000 shares of CreekPath common stock in exchange for $1,000. On June 28, 2002, Exabyte sold its ownership interest in CreekPath and received cash and recorded a gain of $1,500,000.
     During the third quarter of 2001, the Company entered into a Technology and Manufacturing license agreement with Plasmon LMS, Inc. (“Plasmon”), whereby the Company granted Plasmon a non-exclusive license to manufacture certain LTO, AIT and DLTtape libraries. All terms of the agreement were met by the end of the first quarter of 2002, and fees of $1,200,000 related to this agreement were received and recognized as other income.
Note 13 — Employee Benefit Plan
     The Company maintains a qualified Section 401(k) Savings Plan which allows eligible employees to contribute up to 15% of their salaries on a pre-tax basis. The Company made matching contributions totaling $480,000 to the plan in 2002. There were no matching contributions by the Company in 2003, 2004 or the first nine months of 2005. Company contributions are fully vested after four years of employment.
Note 14 — Concentration of Credit Risk and Significant Customers
     The Company’s customers include Original Equipment Manufacturers, resellers, distributors and end users. The Company is subjected to credit risk from accounts receivable with customers. The Company performs ongoing

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. At January 3, 2004, and December 31, 2004 and for the three years ended December 31, 2004, and the nine months ended September 30, 2004 and 2005, significant customers as a percentage of accounts receivable and revenue were as follows:

	Accounts Receivable			Revenue
	January 3,	December 31,	September 30,	Fiscal Year Ended			Nine Months Ended Sep 30,
	2004	2004	2005	2002	2003	2004	2004	2005
							(unaudited)
Imation	26.2%	28.1%	11.9%	1.8%	8.8%	39.8%	38.2%	38.8%
IBM	8.0	17.2	6.9	7.9	6.8	12.9	11.3	7.2
Tech Data	16.4	13.1	34.7	15.8	16.2	10.5	11.8	18.8
Ingram-Micro	14.5	17.8	30.3	17.9	16.0	9.0	11.2	10.8
Fujitsu Siemens	8.8	12.9	13.4	3.2	5.9	8.7	7.9	11.0
Digital Storage	0.2	0.3	0.0	16.1	1.9	0.0	0.0	0.0
     No other customers accounted for more than 10% of accounts receivable or revenue in 2002, 2003, 2004 or the first nine months of 2004 or 2005.
Note 15 — Segment, Geographic and Sales Information
     All operations of the Company are considered to be in one operating segment and, accordingly, no separate segment disclosures have been presented. The Company will continue to evaluate its operations and internal reporting structure for future changes that could result in disclosure of additional segments. Foreign revenue is based on the country in which the customer is located.
     Substantially all of the Company’s long-lived assets are located in the United States.
     The following table details revenue from external customers by geographic area for the following periods:

	Fiscal Year			Nine Months ended September 30,
	2002	2003	2004	2004	2005
(In thousands)				(unaudited)
United States	$96,582	$65,075	$72,611	$55,531	$50,592
Europe/Middle East	26,705	21,329	23,292	16,554	16,467
Asia Pacific	9,007	7,241	4,614	2,787	2,368
Other	897	524	1,534	1,453	277

	$133,191	$94,169	$102,051	$76,325	$69,704

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The following table details revenue by product line for the following fiscal years:

	Fiscal Year			Nine Months ended September 30,
	2002	2003	2004	2004	2005
(In thousands)				(unaudited)
Drives	$36,675	$28,415	$32,666	$24,661	$15,501
Automation	31,551	13,444	24,036	18,724	26,803
Media	58,777	44,457	41,146	29,710	26,210
Service, spares and other	9,445	9,077	7,413	5,568	4,302
Sales allowances	(3,257)	(1,224)	(3,210)	(2,338)	(3,112)

	$133,191	$94,169	$102,051	$76,325	$69,704

Note 16 — Quarterly Information (Unaudited)

(In thousands, except per share data)	2003
	Q1	Q2	Q3	Q4

Net revenue	$22,594	$22,736	$22,955	$25,884
Gross profit	(3,430)	6,358	7,969	4,696
Net loss	(19,583)	(5,049)	(13,462)	(5,598)
Net loss available to common stockholders	(19,583)	(5,049)	(13,462)	(6,154)
Basic and diluted loss per share	(5.87)	(0.93)	(1.79)	(0.67)

(In thousands, except per share data)	2004
	Q1	Q2	Q3	Q4

Net revenue	$26,139	$26,620	$23,566	$25,726
Gross profit	6,086	7,447	4,962	6,559
Net loss	(3,310)	(456)	(3,881)	(2,267)
Net loss available to common stockholders	(3,310)	(4,681)	(3,881)	(2,267)
Basic and diluted loss per share	(0.34)	(0.44)	(0.37)	(0.20)

(In thousands, except per share data)	2005
	Q1	Q2	Q3

Net revenue	$24,623	$23,776	$21,306
Gross profit	7,168	7,068	5,822
Net loss	(931)	(2,207)	(2,296)
Net loss available to common stockholders	(931)	(2,207)	(2,296)
Basic and diluted loss per share	(0.08)	(0.19)	(0.20)
Note 17 — Recent Accounting Pronouncements
     In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). The FASB revised FIN No. 46 in December 2003 (“FIN 46R”). Pursuant to FIN 46R, the effective date for applying certain provisions is deferred. FIN 46 provides guidance

EXABYTE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities. The Company will apply the provisions of FIN 46 prospectively to any variable interest entities created after January 31, 2003. Since the Company does not have any current interests in any variable interest entities, the adoption of this interpretation did not have a significant impact on the Company’s 2003 financial condition or results of operations.
     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”). This statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, certain financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS 150 shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. The FASB issued FASB Staff Position (“FSP”) 150-3 on November 7, 2003 to defer the effective date for applying the provisions of SFAS No. 150 for certain mandatorily redeemable non-controlling interests. The Company does not expect the provisions of this statement to have a significant impact on its current or prospective financial statements.
     In December 2003, the SEC issued Staff Accounting Bulletin No. 104, Revenue Recognition, (“SAB 104”) which supercedes SAB 101, Revenue Recognition in Financial Statements. SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements and to rescind the SEC s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (“FAQ”) issued with SAB 101. Selected portions of the FAQ have been incorporated into SAB 104. The adoption of SAB 104 did not have a material impact on the Company s revenue recognition policies.
     In December 2004, FASB issued Statement No. 123 (revised 2004), Share-Based Payment (“Statement 123(R)”). Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation (“Statement 123”), and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement 123(R) addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. Statement 123(R) requires an entity to recognize the grant-date fair value of stock options and other equity-based compensation issued to employees in the income statement over the vesting period. The revised Statement generally requires that an entity account for those transactions using the fair-value-based method, and eliminates an entity’s ability to account for share-based compensation transactions using the intrinsic value method of accounting in APB Opinion No. 25, which was permitted under Statement 123, as originally issued. The revised Statement requires both public and nonpublic entities to disclose information about the nature of the share-based payment transactions and the effects of those transactions on the financial statements. Statement 123(R) was originally effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. On April 14, 2005, the SEC announced that it will permit companies to implement 123(R) at the beginning of their next fiscal year after June 15, 2005. The Company is in the process of evaluating the effect this standard may have on our financial condition, results of operations and cash flow.
     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 requires certain abnormal expenditures to be recognized as expenses in the current period. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The standard is effective for the fiscal year beginning January 1, 2006. It is not expected that SFAS No. 151 will have a material effect on the Company’s Consolidated Financial Statements.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$2,500
Legal fees and expenses	100,000
Accounting fees and expenses	25,000
Miscellaneous	25,000

Total	$152,500

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Article Fifth of our restated certificate of incorporation, as amended (“certificate of incorporation”), provides that to the fullest extent permitted under the General Corporation Law of the State of Delaware (the “DGCL”), a director of Exabyte shall not be personally liable to Exabyte or its stockholders for monetary damages for breach of fiduciary duty as a director.
     Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director (or certain persons who, pursuant to the provisions of the certificate of incorporation, exercise or perform duties conferred or imposed upon directors by the DGCL) to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:
•	for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or

•	for any transaction from which the director derived an improper personal benefit.
     Article 5 of our by-laws provides that to the fullest extent permitted under the DGCL, Exabyte will indemnify its directors and executive officers, including the advancement of expenses. The by-laws provide, however, that Exabyte is not required to indemnify any director or executive officer in connection with any proceeding initiated by such person against Exabyte or its directors, officers, employees or agent, unless such indemnification is expressly required by law, the proceeding was authorized by the Board of Directors or such indemnification is provided by Exabyte in its sole discretion. Article 5 of the by-laws further authorizes Exabyte to indemnify its other officers, employees and other agents as set forth in the DGCL.
     Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise.
     Exabyte also has obtained insurance policies which provide coverage for the Company’s directors and officers in certain situations, including claims or actions arising under the Securities Act, including some situations where Exabyte cannot directly indemnify the directors or officers.
     In addition, Exabyte has entered into contractual agreements with its directors and executive officers whereby it agrees to indemnify them against any expenses, amounts paid in settlement or other amounts incurred by such directors or officers by reason of the fact that he was a director or officer, respectively, of Exabyte.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
     The following is a summary of the transactions by Exabyte during the past three years involving sales of Exabyte’s securities that were not registered under the Securities Act of 1933:
Convertible Notes
     On October 31, 2005, we completed the sale in a private placement of $9,550,000 of 10% Secured Convertible Subordinated Notes and warrants to purchase 4,775,000 shares of common stock. The principal amount of the Convertible Notes was convertible into common stock at the initial conversion price of $2.80 per share throughout the term of the Convertible Notes. On December 1, 2005, the 30 day anniversary of issuance, the conversion price was adjusted to $1.80 per share. The initial exercise price of the warrants, which have a five-year term, was also $2.80 per share; however, the exercise price was adjusted to the adjusted conversion price of the Convertible Notes or $1.80 per share. The Convertible Notes are collateralized by a security interest in all of our assets and are subordinate to the security interest granted, and our indebtedness, under our line-of-credit agreement with Wells Fargo.
Series AA Preferred and Series H and Series I Exchange
     On April 29, 2004, we entered into the Purchase Agreement pursuant to which Exabyte issued and sold to the purchasers in a private placement (a) 25,000 shares of Series AA Preferred Stock of the Company; and (b) warrants to purchase in the aggregate 750,000 shares of Common Stock. The Company received in the aggregate gross proceeds of $25 million from this financing. Participants in the financing include a group of institutional investors and Exabyte shareholders.
     The Series AA shares were priced at $1,000 per share and was convertible into Common shares at $10 per share. The warrants to purchase Common shares expire after five years and carry an exercise price of $10.00 per Common share. The conversion and exercise prices are subject to certain anti-dilution adjustments. In connection with the sale of the Convertible Notes, the conversion price of all Series AA shares and the exercise price of the related warrants were adjusted to $2.80. The conversion and exercise prices will be further adjusted to be equal to any adjusted conversion price of the Convertible Notes. As a result of this adjustment to the conversion price, the Series AA shares may be convertible into as many as 24,949,000 common shares. The number of common shares issuable under the outstanding warrants was not affected by the sale of the Convertible Notes.
     C.E. Unterberg, Towbin was engaged as placement agent for the Series AA offering and received compensation of $1,100,000 and a warrant to purchase 34,900 shares of Common Stock for its services.
     In connection with the sale of Series AA shares pursuant to the Purchase Agreement, the Company also entered into Exchange Agreements with all of the then existing holders of the Company’s Series H and Series I preferred stock, pursuant to which such holders exchanged their preferred shares for Series AA shares. The Series H preferred shares were converted into Series AA shares on a one share for one share basis, and the Series I preferred shares were converted as follows: one Series AA preferred share for each share of Common Stock the Series I holder would have received upon conversion, including the accrual of all dividends on the Series I shares through December 31, 2004. Under the Exchange Agreements, the Company issued a total of 19,909 Series AA Shares and warrants to purchase 597,271 shares of Common Stock. These warrants have the same terms as those issued to the purchasers of Series AA shares.

Series I Preferred
     On May 17, 2002 we entered into the Series I preferred stock purchase agreement with a number of purchasers. As amended, the agreement provided for the sale of a total of 8,400,000 shares of Series I preferred stock at $1.00 per share in two closings. The first closing on May 17, 2002 concerned the sale of 3,890,100 shares of Series I preferred stock. The second closing on July 31, 2002 was for 4,509,900 shares of Series I preferred stock and was subject to stockholder approval.
     For all of the above described transactions, Exabyte relied on the exemption from registration provided under Regulation D, promulgated under Section 4(2) of the Securities Act. In relying upon this exemption, Exabyte received representations from each of the investors as to their status as a “qualified institutional buyer”, or an “accredited investor”, their investment intent and other representations and warranties. In addition, appropriate restrictions upon the transfer of the shares were imposed.
Executive Compensation
     As an inducement to have Tom Ward serve as our President and Chief Executive Officer, we agreed to grant stock options to Mr. Ward pursuant to a Nonstatutory Stock Option Agreement, dated June 3, 2002 between Exabyte and Mr. Ward (the “Plan”). The Plan is independent of our existing Stock Option Plans and was approved by stockholders at a meeting on July 30, 2002. The terms of the Plan were also approved by our Compensation Committee.
     Under the Plan, as of the commencement of Mr. Ward’s employment with us, he was granted an option to purchase 300,000 shares of our Common Stock. The option has an exercise price equal to the Common Stock’s closing price on the Nasdaq National Market on the date of the stockholder approval of the Plan. This option contains our normal vesting terms, providing for vesting during Mr. Ward’s employment at the rate of 2% per month, except that any remaining unvested options will be deemed to be fully vested as of December 30, 2005.
     Also, in accordance with the Plan, Mr. Ward received an additional option to purchase 400,000 shares of our Common Stock with a vesting schedule which accelerates based upon the market price for our Common Stock. The additional option was granted with an exercise price equal to the Common Stock’s closing price on the Nasdaq National Market on the date of the stockholder approval of the Plan. This option will vest as follows:
•	All shares will be deemed to be fully vested as of June 5, 2007, provided that Mr. Ward is employed as the President and Chief Executive Officer of Exabyte at such time;

•	Mr. Ward will qualify for an accelerated vesting schedule (for such additional options) as follows, provided he is employed as the President and Chief Executive Officer of Exabyte at the time of any such acceleration event:

•	100,000 shares at such time as our stock price closes at or above $20.00 for 30 consecutive trading days; -

•	100,000 shares at such time as our stock price closes at or above $40.00 for 30 consecutive trading days; -

•	100,000 shares at such time as our stock price closes at or above $50.00 for 30 consecutive trading days; and -

•	100,000 shares at such time as our stock price closes at or above $60.00 for 30 consecutive trading days.
     All stock prices and option strike prices will be appropriately adjusted for stock splits, a stock dividend, a merger or similar events. Unless terminated earlier as provided in the Plan, both of Mr. Ward’s options will expire on June 2, 2012. Options granted under the Plan will terminate 90 days after termination of employment with Exabyte for any reason except in limited circumstances, including disability or death, in which case the term of the options continues for an additional period of time. Mr. Ward’s employment with Exabyte may be terminated by Exabyte or him at any time for any reason.
     On August 22, 2003, Mr. Ward was granted an additional option to purchase 700,000 shares, with vesting at 2% per month over 50 months until 100% vested. All stock prices and option strike prices will be appropriately adjusted for stock splits, a stock dividend, a merger or similar events. Unless terminated earlier as provided in the in the option plan, Mr. Ward’s option will expire on August 22, 2013. These options will terminate 90 days after termination of employment with Exabyte for any reason except in limited circumstances, including disability or death, in which case the term of the options continues for an additional period of time. Mr. Ward’s employment with Exabyte may be terminated by Exabyte or him at any time for any reason.
     On December 5, 2003, we issued a total of 26,316 shares of Common Stock for bonuses to our executive officers and other key employees for the third quarter of 2003. Of those shares, 10,526 were issued to executive officers, with the remaining shares being issued to other key employees of the Company.
     On January 13, 2004, we issued a total of 169,076 shares of Common Stock to our Chief Executive Officer and another key employee for bonuses related to the fourth quarter of 2002 and the first three quarters of 2003. Our Chief Executive Officer received 74,521 of those shares.
     On January 6, 2004, June 28, 2004 and August 3, 2004, we issued a total of 5,263, 31,421 and 16,562 shares of common stock, respectively, as bonuses to our executive officers and other key employees for the fourth quarter of 2003, and the first and second quarters of 2004. Of those shares, 17,559 were issued to executive officers (including 4,517 to our Chief Executive Officer), with the remaining shares being issued to other key employees of the Company.
     Additionally, the Company issued a total of 59,879 shares to its outside directors as payment for 2003 and 2004 director fees. Of these shares, 50,681 shares were issued on January 30, 2004, 7,290 shares were issued on June 28, 2004 and 1,908 shares were issued on October 11, 2004.
     The Company issued a total of 49,454 shares to its outside directors as payment for 2004 and 2005 director fees. Of these shares, 5,844 were issued on January 6, 2005, 10,308 were issued on April 15, 2005, 10,429 were issued on May 1, 2005, 10,878 were issued on July 1, 2005 and 11,995 were issued on October 1, 2005.
     The Company believes that these executive compensation issuances are not considered sales for purposes of the registration requirements of the Securities Act of 1933. In addition, we believe that the parties in all compensation issuances stated above met the standards for purchasers in a non-public offering, the Company made no general solicitation, and the Company also relied upon an exemption from securities registration for a non-public offering in issuing these shares.
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a) Exhibit Index

Exhibit Number	Description

2.1	Agreement and Plan of Merger among Exabyte Corporation, Bronco Acquisition, Inc., Ecrix Corporation, Certain Lenders, and Certain Investors, Dated as of August 22, 2001 (1)
3.1	Restated Certificate of Incorporation (3)
3.2	2001 Amendment to Restated Certificate of Incorporation (4); and 2003 Amendment to Article Fourth of Restated Certificate of Incorporation
3.3	By-laws of the Company, as amended (5)
3.4	Certificate of Designation of Preferences, Rights and Limitations of Series AA Convertible Preferred Stock (6)
4.1	Article Fourth of the Restated Certificate of Incorporation (included in Exhibits 3.1 and 3.2)
4.2	Article 1 of the By-laws of Exabyte Corporation, as amended (included in Exhibit 3.3)
4.3	Specimen stock certificate of Exabyte (1)
4.4	Form of Common Stock Purchase Warrant, May 2004 (6)
4.5	Form of Common Stock Purchase Warrant issued to Convertible Noteholders, November 2005 (7)
4.6	Form of Common Stock Purchase Warrant issued to Imation Corporation, November 2005 (7)
5	Opinion re Legality
**10.1	Incentive Stock Plan, as amended and restated on September 11, 2002 (8)
**10.2	Stock Option Agreement used in connection with the Incentive Stock Plan

Exhibit Number	Description

**10.3	1990 Employee Stock Purchase Plan (9)
**10.5	Form of participation agreement used in connection with the 1990 Employee Stock Purchase Plan (11)
**10.6	1997 Non-officer Stock Option Plan, as amended and restated on January 19, 2001 (12)
**10.7	Stock Option Agreement used in connection with the 1997 Non-Officer Stock Option Plan (10)
**10.8	2004 Exabyte Corporation Stock Option Plan (13)
**10.9	Form of Stock Option Agreement used in connection with the 2004 Stock Option Plan (13)
10.10	Form of Indemnity Agreement entered into by the Company with each director and executive officer of the Company (13)
*10.11	Manufacturing and Purchase Agreement, dated March 1, 2001, among Hitachi, Ltd., Nihon Exabyte Corporation and Exabyte Corporation (14)
10.12	Exabyte Purchase Agreement between the Company and Singapore Shinei Sangyo PTE., Ltd., dated February 3, 1999 (1)
10.13	Amendment #A01 to Purchase Agreement between the Company and Singapore Shinei Sangyo, dated January 24, 2001 (1)
10.14	Supplier Managed Inventory Agreement between the Company and Singapore Shinei Sangyo, dated January 24, 2001
10.15	Lease Agreement between Industrial Housing Company LLC and Ecrix Corporation, dated December 14, 1998, as amended (2)
10.16	Lease Agreement between Cottonwood Farms Ltd. and Ecrix Corporation, dated September 7, 1999, as amended (2)
10.17	Amendment to Lease between Cottonwood Land and Farms, Ltd. and Ecrix Corporation, dated April 15, 2000 (2)
*10.18	Exabyte Payment and Repayment Plan Memorandum of Understanding, by and between Exabyte Corporation and Nihon Exabyte Corporation, and Hitachi, Ltd., dated February 14, 2003 (8)
10.19	Amendment dated November 1, 2005 to the Memorandum of Understanding, by and between the Company and Hitachi, Ltd., originally dated February 14, 2003 (15)
*10.20	Exabyte Payment and Repayment Plan, among the Company, Nihon Exabyte Corporation and Hitachi, Ltd., dated August 25, 2003 (16)
*10.21	Agreement for Debt Restructuring and Modification of Manufacturing Terms, among the Company, Solectron Corporation and Shinei International Pte. Ltd., dated September 1, 2003 (16)
*10.22	Manufacturing Service Agreement, among the Company and Solectron Corporation, dated May 28, 2004 (13)
*10.23	Depot Repair Services Agreement, among the Company and Teleplan Service Logistics, Inc., dated June 2003 (16)
*10.24	Amendment #A01 to Depot Repair Services Agreement, among the Company and Teleplan Service Logistics, Inc., dated October 2004 (13)
*10.25	Settlement Agreement, among the Company and 1685-1775 38th St, LLC, dated November 4, 2003 (16)
10.26	Lease Termination Agreement, among the Company and Eastpark, LLC f/k/a Eastpark Associates, Ltd., dated September 26, 2003 (16)
10.27	Promissory Note among the Company and Eastpark, LLC f/k/a Eastpark Associates Ltd., dated September 1, 2003 (16)
*10.28	Media Distribution Agreement, by and between Exabyte Corporation and Imation Corp, dated November 7, 2003 (17)
10.29	Amendment No. 2 to Media Distribution Agreement, by and between Exabyte Corporation and Imation Corporation with forms of the $5,000,000 Note and $2,000,000 Note (7)
*10.30	Software License and Maintenance Agreement, by and between Exabyte Corporation and MSS Technologies, Inc., dated November 26, 2003 (17)
*10.31	Manufacturing and Purchase Agreement, by and between Exabyte Corporation and ESGW International Limited, dated January 20, 2004 (13)
*10.32	Joint Development Agreement, by and between the Company and Hitachi, Ltd., dated June 2004 (13)

Exhibit Number	Description

10.33	Form of Exchange Agreement executed by holders of Exabyte Corporation Series H Preferred Stock (6)
10.34	Form of Exchange Agreement executed by holders of Exabyte Corporation Series I Preferred Stock (6)
10.35	Securities Purchase Agreement, dated as of April 30, 2004, by and between Exabyte Corporation and each of the Purchasers (6)
10.36	Registration Rights Agreement, dated as of May 3, 2004, by and between Exabyte Corporation and each of the Purchasers (6)
*10.37	Credit and Security Agreement, by and between the Company and Wells Fargo Business Credit, Inc., dated March 9, 2005 (13)
10.38	Amendment No. 1 dated August 12, 2005 to the Credit and Security Agreement by and between the Company and Wells Fargo Business Credit, Inc., dated March 9, 2005 (18)
10.39	Second Amendment (dated October 31, 2005) to the Credit and Security Agreement between the Company and Wells Fargo Bank, National Association acting through its Wells Fargo Business Credit division (7)
10.40	Securities Purchase Agreement, dated as of October 31, 2005, by and between Exabyte Corporation and each of the Purchasers (7)
10.41	Registration Rights Agreement, dated as of October 31, 2005, by and between Exabyte Corporation and each of the Purchasers (7)
10.42	Security Agreement, dated October 31, 2005, by and between Exabyte Corporation and each of the Purchasers (7)
10.43	Intercreditor Agreement, dated October 31, 2005, among Exabyte Corporation, Wells Fargo Bank, Purchasers of the Convertible Notes and Imation (7)
10.44	Amendment No. 1 to the Series AA Securities Purchase Agreement, effective as of October 5, 2005, among the Company and certain Purchasers of the Series AA Preferred Stock (7)
10.45	Agreement for Issuance of Stock, dated as of October 31, 2005, between Exabyte Corporation and Imation Corp. (7)
**10.46	Employment letter agreement, dated May 30, 2002, between Exabyte and Mr. Ward (19)
**10.47	Investment letter agreement, dated May 30, 2002, between Exabyte and Mr. Ward, with approval of other Series I preferred purchasers to be obtained (19)
**10.48	Exabyte Corporation Non-Statutory Stock Option Agreement, dated June 3, 2002 between Exabyte and Mr. Ward (19)
**10.49	Exabyte Corporation Non-Statutory Stock Option Agreement, dated August 22, 2003 between Exabyte and Mr. Ward
**10.50	Extension dated July 29, 2005 of employment letter agreement between Exabyte and Mr. Ward
21.1	List of Subsidiaries
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Ehrhardt Keefe Steiner & Hottman P.C.
24.1	Power of Attorney

*	Certain portions of this exhibit have been omitted pending a determination on a request for confidential treatment thereof by the Company.

**	Indicates management contracts or compensation plans or arrangements filed pursuant to Item 601(b)(10) of Regulation S-K.

(1)	Filed as an Exhibit to the Company’s Registration Statement on Form S-4, filed with the SEC on September 21, 2001, and incorporated herein by reference.

(2)	Filed as an Exhibit to Amendment No. 1 to the Company’s Registration Statement on Form S-4, filed with the SEC on October 5, 2001, and incorporated herein by reference.

(3)	Filed as an Exhibit to the Company’s Registration Statement on Form S-1 (Registration No. 33-30941) filed with the Securities and Exchange Commission (the “SEC”) on September 8, 1989 or Amendments Nos. 1 and 2 thereto (filed on October 12, 1989 and October 16, 1989 respectively), and incorporated herein by reference.

(4)	Filed as an Exhibit to the Company’s Registration Statement on Form 8-A/A filed with the SEC on June 7, 2002 and incorporated herein by reference.

(5)	Filed as an Exhibit to the Company’s Registration Statement on Form 8-A/A filed with the SEC on June 7, 2002 and incorporated herein by reference.

(6)	Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the SEC on May 4, 2004, and incorporated herein by reference.

(7)	Filed as an Exhibit to the Company’s Form 8-K filed with the SEC on November 1, 2005, and incorporated herein by reference.

(8)	Filed as an Exhibit to the Company’s Annual Report on Form 10-K, filed with the SEC on March 28, 2003, and incorporated herein by reference.

(9)	Filed as an Exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-09279), as filed with the SEC on June 16, 2000 and incorporated herein by reference.

(10)	Filed as an Exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-73011), as filed with the SEC on March 1, 2000, and incorporated herein by reference.

(11)	Filed as an Exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 33-33414), as filed with the SEC on February 9, 1990 and incorporated herein by reference.

(12)	Filed as an Exhibit to the Company’s Registration Statement on Form S-8 (Registration No. 333-67464), as filed with the SEC on August 14, 2001, and incorporated herein by reference.

(13)	Filed as an Exhibit to the Company’s Annual Report on Form 10-K, filed with the SEC on March 21, 2005, and incorporated herein by reference.

(14)	Filed as an Exhibit to the Company’s Annual Report on Form 10-K, filed with the SEC on April 27, 2001, and incorporated herein by reference.

(15)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2005, and incorporated by reference.

(16)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 12, 2003, and incorporated herein by reference.

(17)	Filed as an Exhibit to the Company’s Annual Report on Form 10-K, filed with the SEC on March 31, 2004, and incorporated herein by reference.

(18)	Filed as an Exhibit to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on August 15, 2005, and incorporated by reference.

(19)	Filed as an Exhibit to the Company’s Form 8-K filed with the SEC on June 3, 2002, and incorporated herein by reference.

Financial Statement Schedule
Exabyte Corporation And Subsidiaries
Schedule II — Valuation And Qualifying Accounts And Reserves
(In thousands)

Col. A	Col. B	Col. C (a)	Col. C (b)		Col. D		Col. E
	Balance At	Charged to
	Beginning of	Costs	Charged to				Balance at
Description	Period	and Expenses	Other Accounts		Deduction		End of Period
Year Ended December 28, 2002:
Allowance for doubtful accounts	$539	$341	$50		$(418	)(1)	$512
Reserves for sales returns and programs	4,292	—	(1,245	)(2)	—		3,047
Inventory valuation reserves	11,044	5,645	—		(3,559	)(3)	13,130

	$15,875	$5,986	$(1,195)		$(3,977)		$16,689

Year Ended January 3, 2004:
Allowance for doubtful accounts	$512	$6,678	$1		$(7,056	)(1)	$135
Reserves for sales returns and programs	3,047	—	(1,378	)(2)	—		1,669
Inventory valuation reserves	13,130	9,814	—		(11,591	)(3)	11,353

	$16,689	$16,492	$(1,377)		$(18,647)		$13,157

Year Ended December 31, 2004:
Allowance for doubtful accounts	$135	$130	$1		$(102	)(1)	$164
Reserves for sales returns and programs	1,669	—	77	(2)	—		1,746
Inventory valuation reserves	11,353	1,150	—		(4,145	)(3)	8,358

	$13,157	$1,280	$78		$(4,247)		$10,268

Nine Months Ended September 30, 2005 (unaudited):
Allowance for doubtful accounts	$164	$81	$(1)		$(193	)(1)	$51
Reserves for sales returns and programs	1,746	—	287	(2)	—		2,033
Inventory valuation reserves	8,358	950	—		(3,441	)(3)	5,867

	$10,268	$1,031	$286		$(3,634)		$7,951

(1)	Accounts written off, net of recoveries.

(2)	Net credits issued to customers for sales programs.

(3)	Reserves related to inventory written-off or otherwise disposed of.

ITEM 17. UNDERTAKINGS
1.	The undersigned Registrant hereby undertakes:
(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:
(A)	Paragraphs (1)(a)(i) and (1)(a)(ii) of this section do not apply if the registration statement is on Form S-3 (§ 239.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in the registration statement; and

(B)	Paragraphs (1)(a)(i), (1)(a)(ii) and (1)(a)(iii) of this section do not apply if the registration statement is on Form S-3 (§ 239.13 of this chapter) or Form F-3 (§ 239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b) of this chapter) that is part of the registration statement.

(C)	Provided further, however, that paragraphs (1)(a)(i) and (1)(a)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 or Form S-3, and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.
(b)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 (other than the provisions relating to insurance), or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boulder, State of Colorado, on this 6th day of December, 2005.

EXABYTE CORPORATION

By:	/s/Carroll A. Wallace
Carroll A. Wallace
Title:	Chief Financial Officer, Treasurer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tom W. Ward Tom W. Ward	President and Chief Executive Officer, Director (Principal Executive Officer)	December 6, 2005
/s/ * Juan A. Rodriguez	Chairman of the Board	December 6, 2005
/s/ Carroll A. Wallace Carroll A. Wallace	Chief Financial Officer, Treasurer (Principal Financial and Accounting Officer)	December 6, 2005
/s/ * Leonard W. Busse	Director	December 6, 2005
/s/ * John R. Garrett	Director	December 6, 2005
/s/ * A. Laurence Jones	Director	December 6, 2005
/s/ * Thomas E. Pardun	Director	December 6, 2005
/s/ * Stephanie Smeltzer McCoy	Director	December 6, 2005
/s/ * G. Jackson Tankersley, Jr.	Director	December 6, 2005
*/s/ Carroll A. Wallace Attorney in Fact		December 6, 2005

EXHIBITS INDEX
     The following exhibits are filed as a part of this registration statement.

Exhibit Number	Description

2.1	Agreement and Plan of Merger among Exabyte Corporation, Bronco Acquisition, Inc., Ecrix Corporation, Certain Lenders, and Certain Investors, Dated as of August 22, 2001 (1)
3.1	Restated Certificate of Incorporation (3)
3.2	2001 Amendment to Restated Certificate of Incorporation (4); and 2003 Amendment to Article Fourth of Restated Certificate of Incorporation
3.3	By-laws of the Company, as amended (5)
3.4	Certificate of Designation of Preferences, Rights and Limitations of Series AA Convertible Preferred Stock (6)
4.1	Article Fourth of the Restated Certificate of Incorporation (included in Exhibits 3.1 and 3.2)
4.2	Article 1 of the By-laws of Exabyte Corporation, as amended (included in Exhibit 3.3)
4.3	Specimen stock certificate of Exabyte (1)
4.4	Form of Common Stock Purchase Warrant, May 2004 (6)
4.5	Form of Common Stock Purchase Warrant issued to Convertible Noteholders, November 2005 (7)
4.6	Form of Common Stock Purchase Warrant issued to Imation Corporation, November 2005 (7)
5	Opinion re Legality
**10.1	Incentive Stock Plan, as amended and restated on September 11, 2002 (8)
**10.2	Stock Option Agreement used in connection with the Incentive Stock Plan
**10.3	1990 Employee Stock Purchase Plan (9)
**10.5	Form of participation agreement used in connection with the 1990 Employee Stock Purchase Plan (11)
**10.6	1997 Non-officer Stock Option Plan, as amended and restated on January 19, 2001 (12)
**10.7	Stock Option Agreement used in connection with the 1997 Non- Officer Stock Option Plan (10)
**10.8	2004 Exabyte Corporation Stock Option Plan (13)
**10.9	Form of Stock Option Agreement used in connection with the 2004 Stock Option Plan (13)
10.10	Form of Indemnity Agreement entered into by the Company with each director and executive officer of the Company (13)
*10.11	Manufacturing and Purchase Agreement, dated March 1, 2001, among Hitachi, Ltd., Nihon Exabyte Corporation and Exabyte Corporation (14)
10.12	Exabyte Purchase Agreement between the Company and Singapore Shinei Sangyo PTE., Ltd., dated February 3, 1999 (1)
10.13	Amendment #A01 to Purchase Agreement between the Company and Singapore Shinei Sangyo, dated January 24, 2001 (1)
10.14	Supplier Managed Inventory Agreement between the Company and Singapore Shinei Sangyo, dated January 24, 2001
10.15	Lease Agreement between Industrial Housing Company LLC and Ecrix Corporation, dated December 14, 1998, as amended (2)
10.16	Lease Agreement between Cottonwood Farms Ltd. and Ecrix Corporation, dated September 7, 1999, as amended (2)
10.17	Amendment to Lease between Cottonwood Land and Farms, Ltd. and Ecrix Corporation, dated April 15, 2000 (2)
*10.18	Exabyte Payment and Repayment Plan Memorandum of Understanding, by and between Exabyte Corporation and Nihon Exabyte Corporation, and Hitachi, Ltd., dated February 14, 2003 (8)
10.19	Amendment dated November 1, 2005 to the Memorandum of Understanding, by and between the Company and Hitachi, Ltd., originally dated February 14, 2003 (15)
*10.20	Exabyte Payment and Repayment Plan, among the Company, Nihon Exabyte Corporation and Hitachi, Ltd., dated August 25, 2003 (16)
*10.21	Agreement for Debt Restructuring and Modification of Manufacturing Terms, among the Company, Solectron Corporation and Shinei International Pte. Ltd., dated September 1, 2003 (16)

Exhibit Number	Description

*10.22	Manufacturing Service Agreement, among the Company and Solectron Corporation, dated May 28, 2004 (13)
*10.23	Depot Repair Services Agreement, among the Company and Teleplan Service Logistics, Inc., dated June 2003 (16)
*10.24	Amendment #A01 to Depot Repair Services Agreement, among the Company and Teleplan Service Logistics, Inc., dated October 2004 (13)
*10.25	Settlement Agreement, among the Company and 1685-1775 38th St, LLC, dated November 4, 2003 (16)
10.26	Lease Termination Agreement, among the Company and Eastpark, LLC f/k/a Eastpark Associates, Ltd., dated September 26, 2003 (16)
10.27	Promissory Note among the Company and Eastpark, LLC f/k/a Eastpark Associates Ltd., dated September 1, 2003 (16)
*10.28	Media Distribution Agreement, by and between Exabyte Corporation and Imation Corp, dated November 7, 2003 (17)
10.29	Amendment No. 2 to Media Distribution Agreement, by and between Exabyte Corporation and Imation Corporation with forms of the $5,000,000 Note and $2,000,000 Note (7)
*10.30	Software License and Maintenance Agreement, by and between Exabyte Corporation and MSS Technologies, Inc., dated November 26, 2003 (17)
*10.31	Manufacturing and Purchase Agreement, by and between Exabyte Corporation and ESGW International Limited, dated January 20, 2004 (13)
*10.32	Joint Development Agreement, by and between the Company and Hitachi, Ltd., dated June 2004 (13)
10.33	Form of Exchange Agreement executed by holders of Exabyte Corporation Series H Preferred Stock (6)
10.34	Form of Exchange Agreement executed by holders of Exabyte Corporation Series I Preferred Stock (6)
10.35	Securities Purchase Agreement, dated as of April 30, 2004, by and between Exabyte Corporation and each of the Purchasers (6)
10.36	Registration Rights Agreement, dated as of May 3, 2004, by and between Exabyte Corporation and each of the Purchasers (6)
*10.37	Credit and Security Agreement, by and between the Company and Wells Fargo Business Credit, Inc., dated March 9, 2005 (13)
10.38	Amendment No. 1 dated August 12, 2005 to the Credit and Security Agreement by and between the Company and Wells Fargo Business Credit, Inc., dated March 9, 2005 (18)
10.39	Second Amendment (dated October 31, 2005) to the Credit and Security Agreement between the Company and Wells Fargo Bank, National Association acting through its Wells Fargo Business Credit division (7)
10.40	Securities Purchase Agreement, dated as of October 31, 2005, by and between Exabyte Corporation and each of the Purchasers (7)
10.41	Registration Rights Agreement, dated as of October 31, 2005, by and between Exabyte Corporation and each of the Purchasers (7)
10.42	Security Agreement, dated October 31, 2005, by and between Exabyte Corporation and each of the Purchasers (7)
10.43	Intercreditor Agreement, dated October 31, 2005, among Exabyte Corporation, Wells Fargo Bank, Purchasers of the Convertible Notes and Imation (7)
10.44	Amendment No. 1 to the Series AA Securities Purchase Agreement, effective as of October 5, 2005, among the Company and certain Purchasers of the Series AA Preferred Stock (7)
10.45	Agreement for Issuance of Stock, dated as of October 31, 2005, between Exabyte Corporation and Imation Corp. (7)
**10.46	Employment letter agreement, dated May 30, 2002, between Exabyte and Mr. Ward (19)
**10.47	Investment letter agreement, dated May 30, 2002, between Exabyte and Mr. Ward, with approval of other Series I preferred purchasers to be obtained (19)
**10.48	Exabyte Corporation Non-Statutory Stock Option Agreement, dated June 3, 2002 between Exabyte and Mr. Ward (19)

Exhibit Number	Description

**10.49	Exabyte Corporation Non-Statutory Stock Option Agreement, dated August 22, 2003 between Exabyte and Mr. Ward
**10.50	Extension dated July 29, 2005 of employment letter agreement between Exabyte and Mr. Ward
21.1	List of Subsidiaries
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Ehrhardt Keefe Steiner & Hottman P.C.
24.1	Power of Attorney